82- SUBMISSIONS FACING SHEET

BEST AVAILABLE COPY

MICROFICHE CONTROL LABEL


01074949

REGISTRANT'S NAME Vodafone Telecel-Comunicacões, S.A

*CURRENT ADDRESS Centro Empresarial
Torres de Lisboa
Rua Tomas da Fonseca
Torre A

**FORMER NAME 15-1649-032 Lisbon, Portugal

**NEW ADDRESS

FILE NO. 82- 4528 FISCAL YEAR 3/31/01

PROCESSED
APR 15 2002
THOMSON FINANCIAL

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY: P

12G3-2B	*(INITIAL FILING)*	☐	*AR/S*	*(ANNUAL REPORT)*	☒
12G32BR	*(REINSTATEMENT)*	☐	*SUPPL*	*(OTHER)*	☐
DEF 14A	*(PROXY)*	☐			

OICF/BY: [signature]

DATE : 1/7/02



REPORT AND ACCOUNTS 2000 [01.APRIL.2000 » 31.MARCH.2001]

Telecel - Comunicações Pessoais, S.A.



TELECEL
vodafone





TELECEL

vodafone


jump
into
the
world













A jump into the world

We will strive ever harder
to satisfy our Customers,
our internal and external
Partners and our Shareholders.

We will cross borders
with a boldness
that reflects the optimism with
which we embrace
one more challenge.

With a genuine wish
to respond ever better
to the differences, opportunities
and emotions of those who
simply want
to communicate.

TELECEL VODAFONE HIGHLIGHTS


TOTAL OPERATING REVENUES
PTE billion / EUR million
200
180
160
140
120
100
80
60
40
20
7.5
37.4
32.4
161.6
58.8
293.3
87.7
437.4
173.2
863.9
31/12/99
1993 1994 1995 1996 1997 1998 1999 2000
OPERATING CASH FLOW
PTE billion / EUR million
60
50
40
30
20
10
0
-10
1.5
7.5
8.2
40.9
19.6
97.8
30.4
151.6
41.0
204.5
50.7
252.9
31/12/99
1993 1994 1995 1996 1997 1998 1999 2000

- The year 1999 refers to the 15-month period from 1 January 1999 to 31 March 2000 (see chapter IV.6. Alteration to the Financial and Reporting Year);
- The financial information presented in Euros is based on the fixed conversion rate of PTE 200 482 to EUR 1 (see chapter IV.5. Notes on the financial information presented in Euros).

NET INCOME


PTE billion / EUR million
25
20
15
10
5
0
-5
-10
31/12/99
1993
1994
1995
1996
1997
1998
1999
2000

ANNUAL CAPITAL EXPENDITURE


PTE billion / EUR million
70
60
50
40
30
20
10
0
31/12/99
1993
1994
1995
1996
1997
1998
1999
2000

* Includes PTE 20 billion (EUR 100 million) of the UMTS licence cost

NUMBER OF CELLULAR CUSTOMERS


thousands
3,000
2,500
2,000
1,500
1,000
500
0
2,479
1,796
1,371
743
31/12/99
1993
1994
1995
1996
1997
1998
1999
2000

NUMBER OF INTERNET ACCESS SERVICE CUSTOMERS


thousands
500
400
300
200
100
0
400
320
Sep-99
Dec-99
Mar-00
Jun-00
Sep-00
Dec-00
Mar-01

NUMBER OF EMPLOYEES


2,000
1,600
1,200
800
400
0
1,739
1993
1994
1995
1996
1997
1998
1999
2000

- The year 1999 refers to the 15-month period from 1 January 1999 to 31 March 2000 (see chapter IV.6. Alteration to the Financial and Reporting Year);
- The financial information presented in Euros is based on the fixed conversion rate of PTE 200.482 to EUR 1 (see chapter IV.3. Notes on the financial information presented in Euros).



INDEX


CHAIRMAN'S STATEMENT

TELECEL

vodafone





António Carrapatoso
President and CEO

CHAIRMAN'S STATEMENT

During the year 2000, **Telecel Vodafone** strengthened its clear position as the second largest telecommunications operator in Portugal, the first after the incumbent operator, with a market share of approximately 17% in the total Telecommunications service market. The Company intends to maintain this position, continuing to grow more than the total Telecommunications market.

Defining its business as an operator of telecommunications and information services, **Telecel Vodafone**'s primary focus is the mobile business the offer of which is complemented by fixed telecommunications services. It also provides information technology infrastructure services, enabling the Company to reinforce the competitiveness of its offer among its Customers.

The mobile market in Portugal continued to grow in 2000, leading to a substantial rise in the Company's cellular Customer base (up from 1,794,927 in March 2000 to 2,478,800 in March 2001) and a strong increase in its Service Revenues (up from PTE 127.6 billion in the twelve months ended 31 March 2000 to PTE 164.5 billion in the twelve months ended 31 March 2001). The weight of the mobile market in the total Portuguese telecommunications service market has increased considerably in recent years, and is now close to 50%. The stance of **Telecel Vodafone** in this market, as the key driving force behind its development and as the most innovative and most Customer-orientated Company, continued to be shown in the year 2000. This fact is exemplified by the launch of new services and concepts, such as the **Vitamina** H - an innovative pre-paid product in which Customers choose their own off-peak period, or the **YORN** (Young Original Network) project - an integrated offer of mobile, fixed and Internet telecommunications directed towards the multimedia generation.

The Company's belief in the convergence of the mobile with the Internet and voice services with data services continued to develop in 2000. Therefore, **Telecel Vodafone** remained at the forefront of this area with the introduction of technologies such as the GPRS (General Packet Radio Service), the HSCSD (High Speed Circuit Switched Data) and services such as the Unified Messaging or the Cellular Location Service.

Telecel Vodafone was awarded a UMTS (Universal Mobile Telecommunications System) licence in December 2000, granting it the right to operate 3rd mobile generation services. The Company had the highest scoring application in the Public Tender which demonstrated the skills that the Company has in new technologies and its commitment to the provision of comprehensive mobile services for its Customers.

In 2000, the Company began the process of associating its own brand to the Vodafone brand, thus assuming its full integration in the world's largest mobile communications group. The Company's Customers immediately acknowledged the advantages of this linkage, with the launch of pan-European services such as the provision of a single roaming tariff and the possibility of accessing the Customer support services and their voice mail in a simplified manner using short dialling codes. The advantages brought by integration into the Vodafone Group are further reflected in the acquisition of infrastructures and terminal equipment, enabling **Telecel Vodafone** to benefit from the most favourable conditions, at an international level.

The level of competitiveness in the Portuguese Telecommunications market in Portugal became even more intense during 2000, a trend that is expected to continue in the coming years. Growth in the mobile market is expected to slow down in the future, although it should continue to grow more than the total Telecommunications market, mainly due to new data and Internet services, enabled by new technologies. This will inevitably lead to even greater competitiveness in some market segments.

Telecel Vodafone, with a clear vision and strategy, a strong culture and solid values, highly qualified and motivated Employees, and a mastery of crucial skills and resources in its industry, brings together all the assets required to continue to stand out as a unique case of success in Telecommunications and the Portuguese market.

António Carrapatoso

TELECEL Vodafone

TELECEL
vodafone

I. MAIN EVENTS



TELECEL
vodafone

Unseen worlds that make personal service possible.

Structures, organisations, people, effort and creativity to make every Customer feel in his or her own element.





01
2000 AT A GLANCE


TELECEL
vodafone

MAY

Telecel Vodafone and Banco 7 announce a partnership for on-line brokerage and Internet banking services through WAP (Wireless Application Protocol)



JUNE

Telecel Vodafone goes into partnership with BlueKite.com to introduce BlueKite in order to increase mobile navigation speed over the Internet



netc
diz-se "netcétera"

Telecel Vodafone launches its Direct Access Service on the fixed network through FWA (Fixed Wireless Access) technology



Telecel Vodafone launches **Vitamina H** with a revolutionary tariff plan that enables Customers to choose the time period to be charged as an off peak rate

JULY

Netc portal delivers donation to the Portuguese Red Cross, raised through the initiative "A click for Mozambique"

Telecel Vodafone launches the Summer Campaign with tariffs at PTE 2.5 (EUR 0.01) per minute for calls within the network

AUGUST



Telecel Vodafone enables personal pages to be created in WAP for **Netc** Customers



WAP
WIRELESS
APPLICATION
PROTOCOL

Telecel Vodafone makes its TotaMultibanco service available on WAP

SEPTEMBER

Telecel Vodafone launches a version of **Vitamina H**, in collaboration with the Swatch "school" campaign, aiming at helping Timorese children to return to school

Telecel Vodafone launches **YORN** (Young Original Network), the first global and integrated communications "network" offering mobile, fixed and Internet services for the multimedia generation

Telecel Vodafone delivers its bid for a UMTS (Universal Mobile Telecommunications System) licence to the ICP *(Instituto das Comunicações de Portugal)*

OCTOBER

Telecel Vodafone creates **TelecelOnline** – for the autonomy of its Internet business

TelecelOnline launches **Casquides**, a children's portal in Portuguese



Telecel Vodafone and CFocus create **CelFocus** for CRM (Customer Relationship Management) solutions



YORN launches **YORN Power** encompassing a cellular phone, an Internet access CD and a card for the fixed network

Telecel Vodafone presents the Cellular Location Service for companies, which enables cellular telephones to be geographically located

TELECEL 7 vodafone

NOVEMBER

Telecel Vodafone launches the Unified Messaging Service enabling its Customers to see all their voice, fax and e-mail messages on an Internet page



GPRS
GENERAL PACKET RADIO SERVICE

Telecel Vodafone launches the GPRS (General Packet Radio Service) service in a pre-marketing phase at Expotelecom with the Motorola Timeport 260 telephone

Telecel Vodafone presents the HSCSD (High Speed Circuit Switched Data) technology at Expotelecom



Telecel Vodafone launches its Christmas campaign allowing each new Customer to nominate an institution he or she would like the Company to send a donation of up to PTE 10 million

Telecel Vodafone enables its Customers to customise their WAP service

DECEMBER

Telecel Vodafone secures first place in the tender for the granting of UMTS licences



Telecel Vodafone starts to associate the Vodafone brand to the Telecel brand in its communications



JANUARY

Telecel Vodafone announces the launch of Eurocall, a single roaming tariff for Europe



YORN launches **YORN Super Power**, with the lowest tariffs on the market for calls within the same network

Telecel Vodafone Shops receive the ISO 9002 Quality Certificate

FEBRUARY

Telecel Vodafone, Jazztel, Maxitel, Novis, TVTel, Teleweb, Brisatel and OniTelecom sign an agreement for the construction of fibre optic networks in Portugal

TelecelOnline and Digiport create **Netsaúde** to provide Internet services for the medical profession



TelecelOnline
Companhia ilimitada

toq 1091 with a new tariff proposal continues to offer the lowest prices on the market



toq

Telecel Vodafone creates **Nexenter**, the first Datacentre Infrastructure Provider in Portugal, in partnership with MailTec

MARCH

NexiFix 1091 presents new tariffs, continuing to be the best alternative to the incumbent operator for the business sector

Telecel Vodafone chooses Ericsson and Nortel as the main suppliers for its UMTS mobile services infrastructure

Telecel Vodafone allows Customers to access their voice mailboxes and the Customer Support Service by simply dialing 123 and 16912, respectively, when roaming

Telecel Vodafone reaches roaming agreements totalling 200 operators in 97 countries and territories

TELECEL
vodafone

02
MARKET GROWTH

It is estimated that the service revenues of the Telecommunications market in Portugal totalled PTE 865 billion (EUR 4,315 million) in calendar year 2000, an increase of 15.3%, compared to PTE 750 billion (EUR 3,741 million) recorded in the previous year. The mobile communications and access to the Internet services were the main contributors to this increase, after registering the highest growth figures for the period, both with rises of over 40%.

The cellular market was once again the driver of total market growth, accounting for approximately 48% of the Portuguese Telecommunications services market today. In 2000, for the first time, revenue from mobile communication services exceeded revenue from voice fixed services.

Portugal continues with its prominent position in the global mobile communications market. It has the largest proportion of cellular service revenue in terms of GDP (1.9%) in Europe, as well as a mobile service penetration rate, relative to the total population (67%), higher than the European average (63%). The mobile telephone penetration rate in Portugal on 31 December 2000 was higher than that in Germany, France and Spain, which is even more significant taking into account that the *per capita* GDP in Portugal is approximately 75% of the European average adjusted by purchase power parity.

As in the previous year, the strong rise in the number of mobile telephone Customers was the main reason behind the growth of the Portuguese cellular market's value. From January to December 2000, approximately 2 million new cellular Customers were gained, the highest ever annual increase, bringing the overall total to about 6.7 million Customers in the market at the end of December 2000. However, it is estimated that around 10% of the total registered Customers in the market are inactive.

The mass consumer market segment was, once again, the main driver for Customer growth in the mobile communications market. The decrease in mobile phone prices and tariffs, the reduction and, in some cases, the elimination of the minimum charge required to maintain the service, together with the strong competition that characterises the market, combined to attract more than 1.6 million new Customers to the mass consumer segment.

The Portuguese Internet access service market also recorded the highest annual increase ever in the period from January to December 2000. According to data released by the ICP *(Instituto das Comunicações de Portugal)*, the number of subscribers for Internet access services increased around 319% in comparison to the previous year, reaching 1,987,365 subscribers on 31 December 2000. The extraordinary growth in the number of Customers in the Portuguese market was essentially due to the general availability and strong demand for free Internet access products. Though, it is estimated that just one third of the Customers registered in Internet access services are in fact active Customers. A substantial, but undetermined, number of users are registered in more than one Internet access operator due to the general availability of the free access in Portugal.

The voice fixed services market remained stable in the period from January to December 2000, both in terms of Customers and service revenue. The market penetration rate was around 43.1% on 31 December 2000, a slight increase compared to the 42.3% at the end of the preceding year. The voice fixed market service revenues, relative to the period from January to December 2000, are estimated to be approximately PTE 380 billion (EUR 1,895 million).

03
TELECEL VODAFONE GROWTH

In 2000, **Telecel Vodafone** continued to experience a high rate of growth in its different areas of operation, strengthening its cellular business and developing the complementary business areas launched the previous year (Internet and fixed telephone services). The Company increased its Telecommunications market share in Portugal to 17%, clearly holding its position as the second largest operator in the Portuguese Telecommunications sector.

In its core business, **Telecel Vodafone** saw its number of cellular Customers rise 38.1% in 2000. The Company reached a total of 2,478,8000 Customers at the end of March 2001.

Total operating revenues reached PTE 180.3 billion (EUR 899.3 million) and service revenues PTE 164.5 billion (EUR 820.5 million) in 2000, representing an increase of 27.4% and 28.9% respectively, in comparison to the same period the previous year. The propotional increase in service revenues was less than that of Customers due to several reasons. First, the fact that new Customers (most of whom come from the mass consumption market segment) tend to make less use of services in relation to existing Customers. Second, the tariffs for pre-paid products were reduced during the year. Finally, the expected shift in the fixed to mobile traffic ownership from October 2000, as the Company started to account for fixed inbound revenues net of inbound interconnect costs. As a result, the monthly average revenue per cellular Customer in 2000 was PTE 6,341 (EUR 31.63), a decrease of 3% compared to the PTE 6,540 (EUR 32.62) recorded in the same period of the previous year.

The Compound Annual Growth Rate (CAGR) of **Telecel Vodafone**, between 1993 (the Company's first complete year of operations) and 2000, considering financial years running from April to March, was 76% in terms of Customer numbers and 53% in terms of service revenue.

In order to maintain a high quality of Customer service whilst embracing this strong growth, **Telecel Vodafone** has ensured that it obtains the best and most suitable resources in order to be in a position to respond appropriately to the growing needs of its Customers. In 2000, the Company grew the number of Employees by 110, bringing its total workforce to 1,759 Employees at the end of March 2001. This increase is aimed at responding, not only to the requirements brought about by the expansion of the cellular network and the growth in its Customer base, but also to the expansion of the new businesses.

Total capital expenditures in 2000 also rose significantly, reaching PTE 64.5 billion (EUR 321.7 million), an increase of 67.1% compared to the PTE 38.6 billion (EUR 192.5 million) recorded in the same period the previous year. Excluding the payment of PTE 20 billion (about EUR 100 million) for the UMTS licence in December 2000, there was a 15.3% increase. This increase in investment reflects the determination of the Company to offer its Customers a wide range of products and services and provide extensive coverage, accompanied by the highest quality standards. The diversification of the Company into new business areas drove around 10% of the total capital expenditures during 2000.

This investment supported continued growth of **Telecel Vodafone**'s Internet access service, the **Netc** portal, the Indirect Fixed Access Service through the prefix 1091 and the Direct Fixed Access using the FWA (Fixed Wireless Access) technology.

During 2000, **Telecel Vodafone**'s Internet Access Service attained approximately 240,000 Customers, bringing the total number of Customers up to about 400,000 by the end of March 2001. Over the same period, the indirect fixed access service through the prefix 1091, attained around 46,000 Customers, totalling around 89,000 Customers on 31 March 2001.

TELECEL vodafone

04
TELECEL VODAFONE PROFITABILITY

In 2000, **Telecel Vodafone** recorded a pre-tax income of PTE 26.1 billion (EUR 130.2 million) and net income of PTE 16.1 billion (EUR 80.3 million), an increase of 3.2% and 2.5% respectively in relation to the same period the previous year. The growth levels reflect the increase in depreciation recorded in the financial year, higher tax charges than the previous year and the development costs of the new Company businesses.

The operating cash flow (EBITDA) generated in 2000 was PTE 50.7 billion (EUR 252.9 million) which is a 12.7% increase compared to the PTE 45 billion (EUR 224.5 billion) in the same period the previous year.

EBITDA margin in relation to the total adjusted service revenues (revenues from telecommunications services less the incoming traffic interconnection costs) was 31.4% in 2000, down from the 36.9% in the same period the previous year. This was primarily due to the large increase in the number of new Customers, reductions in the tariffs of pre-paid products and in fixed-mobile traffic, an increase in Customer acquisition and retention costs and the development costs of the new Company businesses.

Telecel Vodafone's move into new business areas, more specifically the Internet (access and content), Indirect Fixed Access and Direct Fixed Access using FWA, had a negative impact of approximately PTE 3.6 billion (EUR 18.0 million) in the EBITDA generated by the Company in 2000. The Company's cellular EBITDA in 2000 was around PTE 54.3 billion (EUR 270.8 million), an increase of 16.3% compared to the same period the previous year.

05
REGULATORY FRAMEWORK

The main events over the period from 1 April 2000 to 31 March 20001 were as follows:

Legislation

In April, the Decree-Law no. 59/2000 was passed, which approved the new juridical regime for the installation of telecommunications infrastructures in buildings and respective connections to the pubic telecommunications networks, as well as the procedures for certification of installations and confirmation that equipment, materials and infrastructures comply with regulations.

The law replaces the former Subscriber Telephone Installation Regulations (STIR), creating conditions that give new service providers and operators equal access to the infrastructures.

Following the approval of this edict, it becomes clearly preferable to adopt solutions that make maximum use of infrastructures, determining, whenever possible, the use of those already existing and also the use of collective infrastructures rather than individual infrastructures.

The Decree-Law no. 151-A/2000 was passed on 20 July, which implemented the new regime applicable to the licensing of networks and radio transmitter stations and the inspection of the radio frequency spectrum use.

This law defines the principles applicable to spectrum rates, protection from exposure to electromagnetic waves and the sharing of radio transmitter infrastructures. This new regime is based on free use of electromagnetic means, including for private communications, and will simplify and reduce the amount of licensing that radio transmitter stations and networks are subject to.

Indirect Access
(call by call selection and call pre-selection)

In May, the ICP *(Instituto das Comunicações de Portugal)* approved the pre-selection specification, in which the rules and principles are defined with regard to the introduction of this functionality by all operators/providers of Fixed Telephone Service (FTS) with direct access.

Faced with the insurmountable difficulties that made the introduction of pre-selection on 1 July impossible, in its definitive mode, the ICP decided upon the introduction of temporary pre-selection, using auto-diallers.

Temporary pre-selection ruled between 1 July 2000 and the date of the phased introduction of definitive pre-selection. This date was 1 October in Lisbon and Porto and 15 October in the rest of the country.

Fixed-mobile calls became eligible for operator pre-selection and call by call selection on 1 October 2000.
On 1 January 2001, Local and Regional connections also became eligible for operator pre-selection and call by call selection.

Interconnection

On 12 May, the ICP determined that Portugal Telecom (PT), TMN and **Telecel Vodafone**, as operators with significant market power, should, within a relatively short timespan, complete negotiations of the interconnection agreements with interested parties. Furthermore, they would send the ICP a copy of all the agreements regarding interconnections, including discounts and other special conditions that are valid, either completely or partially in 2000.
Because of an impasse in the direct negotiations between Portugal Telecom and the new FTS operators, involving the establishment of interconnection prices and conditions in accessing the fixed network special services, and the intervention requested by some operators, on 7 July 2000, the ICP approved a set of decisions related to the content of the agreements to be made between PT and the interested parties.
The interconnection conditions applicable to the accessing of special services defined by the ICP were to be incorporated into the interconnection agreements between the incumbent operator and the new operators. ICP therefore managed to remove this stumbling block in the ongoing negotiations.
Following this, PT was obliged to change its Interconnection Reference Proposal (IRP) for 2000, so as to comply with the ICP decision.
In order that the IRP publication for 2001 could be prepared in time, in October, the ICP approved the minimum elements to be included in the Proposal.
On 23 January, the ICP approved the maximum interconnection prices to be charged in 2001. Even though the ICP deems that these prices are similar to those practised in other EU countries, the tariffs approved continue to be higher than the values of the recommended best practices.
In February, following a public debate and consultation promoted by the ICP, the IRP for 2001 was approved. This Proposal reflects the maximum interconnection prices defined by the ICP.
On 20 July 2000, the ICP decided that Portugal Telecom should proceed, within 15 days, with a revision and updating of the prices applicable to the international outbound traffic transport service outlined in the Interconnection Reference Proposal for 2000, in order to allow for the downward trend in prices of international traffic.
In February 2001, the ICP considered the prices outlined in the IRP 2001 for the international outbound traffic ending in mobile networks acceptable.
With regard to fixed-mobile termination prices, at the beginning of August, the ICP established a maximum price of PTE 47.50 (EUR 0.24) per minute to be charged in telephone calls lasting 100 seconds originating on a fixed network and destined for a mobile network. This tariff came into force on 1 October 2000.
The ICP intervened with regard to this matter following its decision on 23 December 1999, which established the change of ownership of fixed to mobile traffic, in force since 1 October 2000.

Internet

The decision taken on 21 February 2001 defined the new interconnection conditions for access to the Internet.
As a guiding principle, the new access model integrates all Internet traffic in the interconnection regime, replacing the former model of Internet generated telephone traffic revenue splitting by a model based on payments by origination.
The transition to this new interconnection model should be completed by 31 May 2001. Nevertheless, it was not possible until the mentioned date, to complete negotiations with PT in order to establish interconnection conditions for Internet access.
As such, the Internet Service Providers (ISP) will be responsible for the definition of the price borne by the end-user in accessing the Internet, paying the direct access operator an origination price at a later date.
As part of this process PT should go ahead with the publication of an Internet Access Reference Proposal (IARP), this having been concluded last February.
The ICP also decided upon the maximum gross prices to be applied in the Internet connections, both in the case of flat rate and timed rate (price per minute).
The maximum gross price to be applied in the Internet connections under the flat rate regime will be, in local access PTE 2,000 (EUR 9.98) during off-peak periods and PTE 4,000 (EUR 19.95) in the unlimited access regime. In one-way traffic access, the maximum gross prices will be PTE 2,700 (EUR 13.47) during off-peak periods and PTE 5,100 (EUR 25.44) in the unlimited access regime.
With respect to the timed offers, the maximum origination prices must correspond to the prices defined for voice traffic in 2001, being reduced in off-peak periods by 7.1% in local interconnection, by 27.7% in one-way traffic and by 14.7% in two-way traffic. During the regular periods there is no variation.

TELECEL
vodafone

Local Loop Offer (LLO)

On 10 July 2000, the ICP launched the public consultation process concerning the unbundled Local Loop Offer.

This offer is understood to mean the opening of the local stretch of the fixed infrastructure from PT to other operators/providers of FTS, which was initially planned for 30 June 2001.

This offer intends to promote competition in the FTS, maximising benefits for consumers with a wide range of services, namely broadband services using DSL (Digital Subscriber Line) technology.

On 7 November, taking into account that stipulated in the European regulations regarding this matter, the ICP decided to bring the LLO forward to 1 January 2001, which was to be available from this date onwards in the complete access and shared access modes. However, at the time of publication of this report, none of these modes have been made available.

Based on the ICP decisions, PT drew up a *Reference Offer* for Local Loop Access (ROLLA), which contains the general conditions that govern access to the PT network, as well as the applicable prices. The ICP is yet to give its reaction to this document.

Universal Mobile Telecommunications System (UMTS)

On 1 August, a Public Tender was opened for the granting of four national licences for the International Mobile Telecommunications Systems (IMT2000/UMTS), the bidders having to deliver their proposals by 29 September.

This new mobile communications system will enable the provision of high-quality multimedia services able to transmit video in portable terminals, thus opening the path to convergence with other technologies with throughput that could reach 2 Mbit/s and bring access to new contents to the masses.

Under the terms of the tender regulations, the candidates were assessed based on the following criteria in this order of importance: contribution towards the Information Society; contribution towards effective competition; quality of the technical plan, including the infrastructure sharing conditions; quality of the economic-financial plan; contribution towards the development of sustained economic activity.

In the assessment of proposals, value was given to the supply of national roaming between third and second generation systems, as well as to the sharing of infrastructures.

In its tender bid, **Telecel Vodafone** offered national roaming to operators that did not have a GSM licence and the sharing of infrastructures with all operators bidding for a UMTS licence. An ambitious coverage plan was presented, which considerably exceeded that required by the contract conditions.

With regard to Information Society, **Telecel Vodafone** proposed carrying out projects that would enable most of the Portuguese population to have access to the widest range possible of UMTS services.

In order to achieve this goal, **Telecel Vodafone** intends to carry out a set of special offers, both in terms of tariffs and complementary actions, such as support for research and training, the implementation of structures such as specific Customer services or vertical portals and even the development of specific equipments and services, aimed at promoting use of the service by citizens with special needs.

In order to guarantee the development, undertaking and accompaniment of these further actions, **Telecel Vodafone** committed itself to create a foundation, with donations planned for the first year of PTE 1 billion (EUR 5 million).

On 19 December, the Minister of Social Facilities granted **Telecel Vodafone** a UMTS Licence, its proposal having been classified in first position.

The licence granted to **Telecel Vodafone** is valid for 15 years and implied the payment of an initial fee of PTE 20 billion (approximately EUR 100 million).

TELECEL vodafone

Significant Market Power (SMP)

In August, the ICP declared Portugal Telecom as an entity with Significant Market Power in the markets of interconnection, fixed telephone networks and/or fixed telephone services and rented circuits. Consequently this company must respect the principles of transparency and guidance concerning costs in the fixing of the prices for these services. Likewise, the operators TMN and **Telecel Vodafone** were declared as entities with Significant Market Power in the market of mobile telephone networks and/or mobile telephone services.

Telecel Vodafone *is therefore subject to a set of obligations*, among which the most significant concern is the availability of access to the network, including access in distinct points from the network terminal points offered to the majority of end users, and the provision to all those desiring interconnection, of all information and specifications required for interconnection.

Also in August, the ICP showed its understanding with regard to the applicability of the criteria used in the assessment of significant market power.

Based on this interpretation, the ICP promoted a public consultation with the interested parties through which operators were asked a series of questions about the criteria for the definition of the market, with particular focus on the national interconnection market.

Based on the comments gathered from this process, the ICP decided that revenue was the most appropriate indicator to assess the market and the market shares, being an intrinsic criterion to the very concept of market power.

In accordance with the criteria adopted, **Telecel Vodafone**, *in the year 2000, was not declared as having significant* market power in interconnection. In case the Company is considered as having significant market power during the course of the year, **Telecel Vodafone** will have to offer interconnection prices guided by costs.

It is expected that during this summer the ICP will undertake a reassessment of the entities with SMP in the interconnection market.

Number Portability

Following the public discussion initiated last February, the Minister for Social Facilities, through the issuing of an official communication dated 23 June, decided that operator portability in the fixed telephone network and the integrated services digital network with (ISDN) would be introduced by 30 June 2001 and that operator portability in the mobile telephone network should be introduced by 1 January 2002.

In order to implement this process, the ICP authorised, through a decision taken on 14 December 2000, the *opening of a limited consultation for the selection of the* Reference Entity (RE) for portability, which will be responsible for the development, installation, testing, operation, maintenance, management and updating of the database which will include, among other details, the numbers for the diversion of calls to transferred numbers, transferred numbers and transactions between operators.

In February 2001, the reference entity for portability was selected.

The Association of the Telecommunications Private Operators (Apritel) had an active role in the preparation of a protocol agreed with the ICP and with the operators which have portability obligation, aiming at the definition of co-operation mechanisms in the process of the needed actions for the implementation and development of portability.

TELECEL vodafone

06
SELECTED FINANCIAL AND OPERATING DATA

Unit: PTE billion	2000 (Apr00-Mar01)	1999 (Jan99-Mar00)	1999 (Jan-Dec)	1998 (Jan-Dec)	1997 (Jan-Dec)	1996 (Jan-Dec)	1995 (Jan-Dec)	1994 (Jan-Dec)	1993 (Jan-Dec)
REVENUES									
Service revenues	164.5	156.5	122.7	108.4	78.8	52.6	28.6	13.8	5.2
Equipment and accessories revenues	15.8	16.7	13.4	13.3	8.9	6.2	3.8	2.7	2.3
Total operating revenues	**180.3**	**173.2**	**136.1**	**121.8**	**87.7**	**58.8**	**32.4**	**16.6**	**7.5**
EXPENSES									
Interconnection costs	44.3	28.4	22.3	17.7	13.3	11.7	7.7	4.9	2.4
Cost of equipment and accessories sold	24.8	30.5	26.2	26.5	18.3	8.0	4.1	2.7	2.1
Selling, general and administrative expenses	46.2	43.8	34.5	26.8	17.3	12.2	7.9	5.1	3.2
Wages and salaries	11.9	10.2	8.9	7.6	4.8	3.8	2.8	1.6	1.2
Depreciation and amortization	21.5	21.3	16.7	12.5	8.0	6.2	4.2	2.8	1.7
Provisions for bad debt and other	2.4	1.2	0.6	3.1	3.8	3.4	1.8	0.0	0.3
Total operating expenses	**151.1**	**135.4**	**110.1**	**93.2**	**66.2**	**45.5**	**28.4**	**17.8**	**11.0**
Operating income	29.2	34.8	26.0	28.4	21.5	13.4	4.0	(1.3)	(3.5)
Operating cash flow	50.7	56.1	42.7	41.0	30.4	19.6	8.2	1.5	(1.8)
Operating cash flow / Adjusted service revenues *	31.4%	37.6%	38.5%	39.8%	40.4%	39.3%	30.4%	17.0%	(38.9%)
Other income / (expense)	(3.1)	(2.4)	(1.3)	0.4	(0.6)	(1.8)	(1.6)	(1.5)	(1.4)
Income before tax	26.1	32.3	24.7	28.8	20.9	11.6	2.4	(2.8)	(5.0)
Income tax provision	10.0	12.1	9.2	9.4	7.6	4.3	0.0	0.0	0.0
Net Income	**16.1**	**20.3**	**15.5**	**19.4**	**13.3**	**7.3**	**2.4**	**(2.8)**	**(5.0)**

* Revenues from telecommunications services less the incoming traffic interconnection costs

	2000 (Apr00-Mar01)	1999 (Jan99-Mar00)	1999 (Jan-Dec)	1998 (Jan-Dec)	1997 (Jan-Dec)	1996 (Jan-Dec)	1995 (Jan-Dec)	1994 (Jan-Dec)	1993 (Jan-Dec)
Cellular Customers at the end of the period	2,478,800	1,704,027	1,738,647	1,370,668	745,252	331,388	177,360	88,568	39,235
New cellular Customers added during the period	883,873	424,361	368,061	625,314	413,864	154,028	88,792	49,333	31,469
Internet Customers at the end of the period	400,000	160,000	115,000						
Indirect Fixed Access Customers at the end of the period	58,008	43,000							
Annual capital expenditures (PTE billion)	64.5**	46.6	35.1	27.6	19.1	14.6	11.3	8.5	6.7
Accumulated capital expenditures (PTE billion)	214.0**	149.5	138.0	102.9	72.7	53.6	38.9	27.5	19.0
Average monthly revenue per cellular Customer (PTE)	6,341	6,692	6,577	8,538	12,184	17,230	17,035	18,020	18,511

** Includes PTE 20 billion (EUR 100 million) of the UMTS licence cost

• The year 1999 refers to the 15-month period from 1 January 1999 to 31 March 2000 (see chapter IV.6. Alteration to the Financial and Reporting Year)

TELECEL
Vodafone

Units: EUR million	2000 (Apr00-Mar01)	1999 (Jan99-Mar00)	1999 (Jan-Dec)	1998 (Jan-Dec)	1997 (Jan-Dec)	1996 (Jan-Dec)	1995 (Jan-Dec)	1994 (Jan-Dec)	1993 (Jan-Dec)
REVENUES									
Service revenues	820.5	780.6	612.0	540.7	393.1	262.4	142.7	68.8	25.9
Equipment and accessories revenues	78.8	83.3	66.8	65.8	44.4	30.9	19.0	13.5	11.5
Total operating revenues	**899.3**	**863.9**	**678.8**	**606.5**	**437.4**	**293.3**	**161.8**	**82.3**	**37.4**
EXPENSES									
Interconnection costs	221.0	141.7	111.2	88.3	68.0	56.4	38.4	24.4	12.0
Cost of equipment and accessories sold	125.7	152.1	130.7	132.2	91.3	36.9	20.5	13.5	10.5
Selling, general and administrative expenses	230.4	218.5	172.1	128.7	86.3	60.9	39.4	25.4	16.0
Wages and salaries	59.4	65.6	49.4	37.9	23.9	19.0	13.0	9.0	8.0
Depreciation and amortization	107.2	106.2	83.3	62.3	44.9	30.0	20.9	14.0	6.5
Provisions for bad debt and other	12.0	6.0	3.0	15.5	18.0	17.0	9.0	3.0	1.5
Total operating expenses	**753.7**	**690.3**	**549.2**	**464.8**	**330.2**	**227.0**	**141.7**	**88.8**	**54.0**
Operating income	145.6	173.6	129.7	141.7	107.2	66.8	20.0	(5.5)	(17.5)
Operating cash flow	252.8	279.8	213.0	204.5	151.6	97.8	40.9	7.5	(9.0)
Operating cash flow / Adjusted service revenues *	31.4%	37.8%	38.5%	39.8%	40.4%	39.3%	30.4%	11.9%	(36.9%)
Other income / (expense)	(15.4)	(12.0)	(8.5)	2.0	(3.0)	(9.0)	(8.0)	(8.0)	(7.0)
Income before tax	130.2	161.1	120.2	143.7	104.3	57.9	12.0	(14.0)	(24.9)
Income tax provision	49.9	60.4	43.0	46.9	37.9	21.4	0.0	0.0	0.0
Net income	**80.3**	**101.3**	**77.2**	**96.8**	**66.4**	**36.4**	**12.0**	**(14.0)**	**(24.9)**

* Revenues from telecommunications services less the incoming traffic interconnection costs

	2000 (Apr00-Mar01)	1999 (Jan99-Mar00)	1999 (Jan-Dec)	1998 (Jan-Dec)	1997 (Jan-Dec)	1996 (Jan-Dec)	1995 (Jan-Dec)	1994 (Jan-Dec)	1993 (Jan-Dec)
Cellular Customers at the end of the period	2,478,800	1,794,927	1,739,647	1,370,566	745,252	331,388	177,360	88,568	38,235
New cellular Customers added during the period	683,873	424,381	369,081	625,314	413,864	154,028	88,792	49,333	31,469
Internet Customers at the end of the period	400,000	160,000	115,000						
Indirect Fixed Access Customers at the end of the period	88,000	43,000							
Annual capital expenditures (EUR million)	321.7**	232.4	175.1	137.7	95.3	73.8	56.4	42.4	33.4
Accumulated capital expenditures (EUR million)	1,067.4**	745.7	688.0	513.3	382.6	287.4	194.0	137.2	94.8
Average monthly revenue per cellular Customer (EUR)	31.63	32.88	32.81	42.57	60.82	65.96	80.46	89.93	92.30

** Includes PTE 20 billion (EUR 100 million) of the UMTS licence cost

- The year 1999 refers to the 15-month period from 1 January 1999 to 31 March 2000 (see chapter IV.6 Alteration to the Financial and Reporting Year).
- The financial information presented in Euros is based on the fixed conversion rate of PTE 200.482 to EUR 1 (see chapter IV.5. Notes on the financial information presented in Euros).

TELECEL Vodafone

07
TELECEL VODAFONE ON THE STOCK MARKET

Telecel Vodafone has a share capital represented by 215 million shares with a nominal value of EUR 0.5 each, making a total of EUR 107,500,000. Vodafone Europe B.V. holds 50.89% of the Company's share capital, the remaining 49.11% being dispersed on the Lisbon and Oporto Stock Exchange.

In the period from April 2000 to March 2001, the price of **Telecel Vodafone** shares followed the downward trend of companies in the Telecommunications sector throughout the world, decreasing around 43%.

The price of each Company share on 31 March 2001 was EUR 11.55 (PTE 2,316), which translates into a 191% increase since the initial public offering (on 9 December 1996), whilst the valuation of the PSI 30 index over the same period was 111%.

At the end of March 2001, **Telecel Vodafone** was the seventh largest Company in terms of market capitalisation (EUR 2,483 million equivalent to PTE 498 billion) listed on the Lisbon and Oporto Stock Exchange, having risen in value almost threefold since its public offer.

→ **SHARE PRICE AND TRADED VOLUME OF TELECEL VODAFONE SHARES**



Closing Price (EUR)
30
25
20
15
10
5
0
Volume
10,000,000
8,000,000
6,000,000
4,000,000
2,000,000
0
07-Feb-97
03-Jun-97
02-Oct-97
29-Jan-98
27-May-98
18-Sep-98
19-Jan-99
13-May-99
08-Sep-99
04-Jan-00
26-Apr-00
18-Aug-00
08-Dec-00
31-Mar-01
09-Dec-96
09-Apr-97
08-Aug-97
27-Nov-97
27-Mar-98
24-Jul-98
16-Nov-98
17-Mar-99
12-Jul-99
03-Nov-99
29-Feb-00
21-Jun-00
11-Oct-00
31-Jan-01
Traded Volume
Closing Price
Sale of Telepri - Telecomunicações Privadas, SGPS shareholding, corresponding to 10% of Telecel Vodafone's share capital.

→ **APPRECIATION OF TELECEL VODAFONE SHARES AND PSI 30 INDEX**



Appreciation
600%
500%
400%
300%
200%
100%
0%
09-Feb-97
09-Jun-97
09-Oct-97
09-Feb-98
09-Jun-98
09-Oct-98
09-Feb-99
09-Jun-99
09-Oct-99
09-Feb-00
09-Jun-00
09-Oct-00
09-Feb-01
09-Dec-96
09-Apr-97
09-Aug-97
09-Dec-97
09-Apr-98
09-Aug-98
09-Dec-98
09-Apr-99
09-Aug-99
09-Dec-99
09-Apr-00
09-Aug-00
09-Dec-00
31-Mar-01
Telecel Vodafone
PSI 30 Index

TELECEL vodafone

	IPO 9 Dec 96	31 Dec 97	31 Dec 98	31 Dec 99	31 Mar 00	31 Mar 01	%Δ from IPO	%Δ 1997	%Δ 1998	%Δ 1999 (Jan-Dec)	%Δ 2000 (Jan-Mar)	%Δ 2000 (Apr00-Mar01)
Telecel Vodafone share price (EUR)	3.97	9.78	17.41	17.31	20.40	11.55						
Telecel Vodafone share price (PTE)	795	1,961	3,490	3,470	4,090	2,316	191%	98%	78%	-1%	18%	-43%
Market capitalisation (EUR million)	854	2,103	3,743	3,722	4,386	2,483						
Market capitalisation (PTE billion)	171	422	750	746	879	498						
PSI 30 index	2,106	3,781	4,785	5,282	5,815	4,448	111%	75%	27%	10%	10%	-24%

• Share prices following the 10 to 1 stock split of shares carried out by Telecel Vodafone on 19 November 1999;
• The financial information presented in Euros is based on the fixed conversion rate of PTE 200.482 to EUR 1 (see chapter IV.5. Notes on the financial information presented in Euros).

		Telecel Vodafone Share Price				Appreciation Jan - Mar		Appreciation Apr - Jun		Appreciation Jul - Sep		Appreciation Oct - Dec	
		31 Mar	30 Jun	30 Sep	31 Dec	Telecel Vodafone	PSI 30	Telecel Vodafone	PSI 30	Telecel Vodafone	PSI 30	Telecel Vodafone	PSI 30
1996	PTE				990	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
	EUR				4.94								
1997	PTE	1,375	1,460	1,460	1,961	39%	19%	6%	22%	0%	14%	[illegible]	[illegible]
	EUR	6.86	7.28	7.28	9.78								
1998	PTE	2,940	3,280	2,215	3,490	50%	65%	12%	-4%	-32%	-20%	[illegible]	[illegible]
	EUR	14.66	16.36	11.05	17.41								
1999	PTE	2,957	2,506	2,324	3,470	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
	EUR	14.75	12.50	11.59	17.31								
2000	PTE	4,090	3,188	2,849	2,320	18%	10%	-22%	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
	EUR	20.40	15.90	14.21	11.60								
2001	PTE	2,316				0%	[illegible]						
	EUR	11.55											

* Appreciation in the period between 9 December 1996 and 31 December 1996.

• Share prices following the 10 to 1 stock split of shares carried out by Telecel Vodafone on 19 November 1999;
• The financial information presented in Euros is based on the fixed conversion rate of PTE 200.482 to EUR 1 (see chapter IV.5. Notes on the financial information presented in Euros).

TELECEL Vodafone

08
CORPORATE BODIES

On 31 March 2001, **Telecel Vodafone**'s corporate bodies were constituted as follows:

General Council
Vodafone Europe B.V. – represented by Ian Maxwell (Chairman)
Adriana Nugter
Daniel J. Hess
Michael Pitt
Thomas Geitner
George Koronias
- One place remains open - (Diogo Alves Dinis Vaz Guedes asked to be relieved of his duties in September 2000)

* Through alteration of the statutes on 4 September 2000, the company name of Vodafone AirTouch (Europe) B.V. was changed to Vodafone Europe B.V..

General Assembly Board
Carlos Manuel Chorão Tavares Aguiar (Chairman)
Cristina Maria Arroja Minoya Perez do Amaral Frazão (Secretary)
Susana Paula Almeida Guerra Mendes Cardoso de Almeida (Secretary)

Chartered Accountant
Sociedade Ledo, Morgado e Associados – Sociedade de Revisores Oficiais de Contas (SROC), represented by Manuel Maria de Paula Reis Boto

Management Board
António Rui de Lacerda Carrapatoso (Chairman)
António Manuel da Costa Coimbra
Ian Thomas Johnson
Paul Michael Roberti
Paulo Jorge Gonçalves Pereira Rodrigues da Silva


TELECEL
vodafone


t2k

II. MANAGEMENT DISCUSSION AND ANALYSIS

TELECEL
vodafone



Worlds in the palm of our hand
and only a call away.
Accessibility, convenience, global reach to keep our promise
of communication.



01
COMPANY STRATEGY

Telecel Vodafone is a telecommunications operator dedicated to meeting the communication needs of its Customers, aiming at creating recognised top quality and value service offers. It defines its positioning as a telecommunications and information operator, with particular focus on mobile services, committed to the mobile - Internet convergence. It also provides a complementary fixed services offer and invests in information technology projects that will further generate communications revenue.

Telecel Vodafone's strategy is based on providing an extremely competitive offer in all areas of its activity in order to attract and retain the most valuable Customers of each market segment. **Telecel Vodafone** looks to maximise its telecommunications service revenues through a wide-range and high-quality offer, aimed at satisfying all of its Customers' communication needs, using the most appropriate technology to do so.

With its business based on mobile telecommunications services, the Company's vision is to be an efficient and professional management reference, providing a high quality public service. **Telecel Vodafone** is one of Portugal's largest, most profitable and most prestigious companies, recognised for its Customer orientation, its innovation, its professionalism and the ethical manner in which it operates its activity.

Telecel Vodafone has maintained its differentiation due to the following factors: the wide coverage and high quality of its cellular communication network; a Customer Support Service of excellence; continued leadership and innovation in Marketing; a competitive and wide range offer of innovative and useful services; ongoing development and adaptation of its several professional and dynamic distribution channels to the market evolution.

In 2000, **Telecel Vodafone** continued to strengthen its assets and internal skills in order to be prepared to take full advantage of the opportunities afforded by the Portuguese telecommunications market, especially with regard to the technological developments linked to cellular services and its convergence with the Internet.

Telecel Vodafone intends to play the same role with third generation (UMTS) that it did with GSM: to be the key growth driver of the mobile market in Portugal, leading the mobile - Internet convergence. The Company aims to make advanced and innovative services available to the Portuguese population as soon as the technological and operational conditions enable it to do so, proceeding with the progressive migration of its entire Customer base to the new standard.

Telecel Vodafone continues to be well placed to achieve its main aims: the personal and professional fulfilment of its Employees and the satisfaction of its Shareholders, maximising the value of the Company by meeting the global communication needs of its Customers.

TELECEL vodafone

02
THE TELECOMMUNICATIONS MARKET IN EUROPE

The Cellular Market in Europe

The year 2000 witnessed the highest ever annual growth in the number of users of mobile telephone services in Europe. It is estimated that, during calendar year 2000, the market attracted 85 million new Customers, reaching, on 31 December 2000, a total of 242 million cellular Customers in Europe.

The average penetration rate of mobile services in the European Union, Norway and Switzerland at the end of December 2000 reached 62.9%, therefore, surpassing the fixed service penetration rate (54.7%). This was a rise of 22.3 percentage points relative to the end of December 1999, the largest ever annual increase. The Scandinavian countries and Austria continue to have the highest cellular telephone penetration rates in Europe, with Norway leading with around 81%. Nevertheless, those penetration rates are inflated by the number of inactive Customers in the market.

Pre-paid products continued to be the driving force behind the development of the European cellular market, accounting for approximately 79% of new Customers in 2000. It is estimated that the proportion of pre-paid Customers on 31 December 2000 had reached 61%, which is an increase of 11 percentage points compared to the end of December 1999. Portugal and Italy continue to have the highest proportion of pre-paid service Customers in Europe (around 80% of all cellular service Customers).

In 2000, the Portuguese cellular market continued to stand out in Europe, recording large increases in mobile telephone penetration rates as a proportion of the total population, and remaining above the European average. Also worthy of mention is the cellular service revenue as a proportion of GDP, which rose to 1.9% comparing to a European average of 1.2%. This shows that Portugal is one of the countries with the highest development rate in mobile telephone services, in comparison to its European partners.

MOBILE PHONE PENETRATION RATES IN EUROPEAN COUNTRIES* - 31/12/2000



90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
81%
78%
73%
73%
68%
67%
67%
66%
64%
64%
62%
59%
58%
55%
50%
Norway
Sweden
Austria
Finland
Italy
Holland
United Kingdom
Portugal
Denmark
Switzerland
Ireland
Spain
Germany
Greece
Belgium
France
Penetration Rate
European Average

* European Union countries (except Luxembourg), Norway and Switzerland
• Source: Estimate of market analysis

TELECEL
vodafone

The Internet Market in Europe

The expectations with regard to the Internet market during 2000 were shaken with significant reductions in the share prices of companies from the so-called "New Economy", in stock markets throughout the world. The realisation that not all could be winners, that value analysis and sustainability of the business model are crucial, that the favourable capital borrowing conditions would not last forever, and that some projects did not have conditions to survive, brought an end to the euphoria experienced up to then in the financial markets.

Notwithstanding the financial markets, 2000 was another year in which the Internet market grew, namely in Europe, both in terms of the number of users and the revenue generated. However, this growth continues not to be uniform as the countries from the North of Europe have the highest penetration rates, whilst in the Southern countries the penetration rates are much more modest. At the end of December 2000, the penetration rate for Internet access services in Europe reached 30.7%. Portugal, with a penetration rate of about 20%, remains at the lower end of the scale in comparison to most European countries. Mention should be made, however, to the fact that those penetration rates are overstated by the number of inactive Customers in the market and by multi-counting of Customers due to the general availability of the Internet free access model.

Recent data released by the European Commission shows that the European average of homes linked to the Internet rose from 18% to 28% between April and October 2000 • Sweden, Denmark and Holland have more than half of homes linked to the Web. At the end of March 2001, the same data showed that about 40% of the European population uses the Internet, even if only occasionally. Studies carried out by market analysts show that portals are the most popular Web pages visited by European users • followed by Internet Service Providers' websites.

INTERNET PENETRATION RATES IN EUROPEAN COUNTRIES* · 31/12/2000



50%
40%
30%
20%
10%
0%
57%
50%
50%
47%
24%
12%
Sweden
Finland
Norway
Denmark
United Kingdom
Switzerland
Austria
Germany
Holland
Italy
Belgium
Ireland
France
Spain
Portugal
Greece
Penetration Rate
European Average

* European Union countries (except Luxembourg), Norway and Switzerland.
• Source: Estimate of market analysts

The Fixed Telephone Market in Europe

The complete liberalisation of the Telecommunications sector in the countries of the European Union was concluded on 1 January 2001, when Greece also enabled access to all segments of the fixed service market. This process was initiated in the United Kingdom on 1 January 1992, most Western European countries following suit in 1998. Spain, Ireland, Portugal and Greece were, respectively, the last countries to benefit from the extensions granted by the European Union. It is expected that the complete liberalisation of the Telecommunications sector will reach the group of East European countries over the next two years.

The liberalisation of the fixed telephone service has led to, as was expected, increased competitiveness in the market, with the entrance of several new operators. The increased competition benefited first and foremost the users, who were able to have access to a wider range of services, better quality and at more reasonable prices, as well as specialised and more efficient Customer care services.

Penetration levels of the fixed telephone service in Europe have remained relatively stable in recent years, and in some countries the penetration rate has in fact gone down, such as in Sweden. The replacement of the fixed telephone by the mobile telephone, resulting from the strong growth in mobile services and its potential, is the main reason for this development. It is estimated that the average penetration rate of the fixed telephone service in the European Union, Norway and Switzerland had risen to 54.7% by 31 December 2000. The Northern countries continue to have the highest penetration rates of fixed telephone services in Europe, whilst the Iberian countries have the lowest number of lines per inhabitant.

FIXED TELEPHONE PENETRATION RATES IN EUROPEAN COUNTRIES* - 31/12/2000


80%
70%
60%
50%
40%
30%
20%
10%
0%
73%
72%
70%
57%
47%
43%
Norway
Switzerland
Denmark
Sweden
Holland
Germany
France
United Kingdom
Finland
Greece
Belgium
Ireland
Austria
Italy
Portugal
Spain
Penetration Rate
European Average

* European Union countries (except Luxembourg), Norway and Switzerland
• Source: Estimate of market analysts

TELECEL
Vodafone

03
THE TELECOMMUNICATIONS MARKET IN PORTUGAL

The Cellular Market in Portugal

2000 saw the highest ever growth in terms of number of Customers of cellular telephone services in Portugal, the penetration rate increasing approximately 20 percentage points in the calendar year 2000.

At the end of December 2000, and according to ICP released figures, the number of cellular telephone Customers in Portugal reached 6.7 million. In March 2001, the penetration rate of the service reached 71.4% in terms of registered Customers. It is estimated that around 10% of total Customers are inactive.

NUMBER OF MOBILE TELEPHONE CUSTOMERS IN PORTUGAL



Number of Customers
8
6
4
2
0
80%
60%
40%
20%
0%
Dec - 93
Dec - 94
Dec - 95
Dec - 96
Dec - 97
Dec - 98
Mar - 00
Mar - 01



Penetration Rate
Digital GSM
Penetration Rate
Analogue

The mass consumer segments, characterised by a lower usage level and where the attraction to this type of services is determined by personal rather than professional reasons, were, as in the previous year, the main contributors to the strong growth levels. This was understood by the fact that in 2000, the market was once again dominated by pre-paid service products, such as the **Vitamina** family of products, which received the main advertising campaigns and which represented the majority of new Customers. At the end of March 2001, the proportion of pre-paid products on the Portuguese market increased to 80.2%, which represents an increase of 1.5 percentage points comparing to the 78.7% registered at the end of March 2000.

The high degree of competitiveness that characterises this market is demonstrated by three factors: (i) various alterations to tariffs throughout the year; (ii) launching of new products and services; (iii) high number of terminal equipment promotional campaigns.

The Internet Market in Portugal

The year 2000 witnessed accelerated growth in the Portuguese Internet access market, mainly explained by the general acceptance and use of free access products on the market. The entrance of new operators, leading to more aggressive competition, contributed towards encouraging the use of and access to the Internet by the general public.

Official ICP data recorded slightly less than 2 million Internet access Customers at the end of December 2000, an increase of 319% in just one year. The clear preference for free access services is shown by a growth in the proportion of free access products in the overall total, up from 74.8% to 87.5% between the first and last quarters of the calendar year 2000. Indeed, it is estimated that only one third of the registered Customers in Internet access services are active. This results from the fact that a Customer may be registered in more than one Internet access operator, given that free access is now broadly used in Portugal.

TELECEL Vodafone

The ICP estimates that Internet penetration at the end of December 2000 was 19.9% of the population - a figure that shows the rapid growth when compared to the penetration rate of 4.7% at the end of December 1999, or even the 9.2% at the end of March 2000.

Data released by the European Commission referring to October 2000, indicated that 16% of Portuguese homes are linked to the Internet. Although this figure puts Portugal at the lower end of the European scale, it shows a strong increase compared to the 8% penetration level in homes recorded in April 2000.

According to data from the company Marktest, despite the fact that 32% of the Portuguese population had access to the Internet at the end of December 2000, only 20% of the Portuguese regularly use it.

In an effort to characterise the population of users, according to the same study, 60% of Internet users are male, 36% are students, 23% are middle management or senior staff. 57% are aged between 18 and 34 years and 32% live in the Greater Lisbon area with 17% residing in the Northern coastal region.

Access is most common at home (17% penetration), compared to only 9% in the same period of 1999, when penetration of home access was lower than access in the workplace (9% in 1999 and 12% in 2000), closely followed by access at school/university (8% in 1999 and 9% in 2000). Portuguese users continue to make e-mail their number one Internet activity and entertainment continues to be the chief reason for using the Internet.

The Marktest study shows that 3% of the Portuguese have already bought products and/or services through the Internet, representing 13% of Internet users. The most commonly purchased items continue to be books, CDs and records, hardware and software. The most commonly expressed reasons for buying on the Internet include the difficulty in finding the product locally, lower prices and convenience. The most usual methods of payment are through credit card and payment on delivery.

The Fixed Telephone Market in Portugal

The full liberalisation of the fixed telephone service arrived in Portugal on 1 January 2000, enabling new operators licensed by the ICP to launch their offers, both regarding Indirect Fixed Access and Direct Access.

On this date only Indirect Fixed Access services for long distance and international communications were legally made available, using call by call selection. Only later, in October 2000, could Customers benefit from the automatic pre-selection operator functionality and on 1 January 2001, local and regional calls and calls to national mobile networks were liberalised.

Over the year 2000, Direct Fixed Access services were also made available by the new operators, aimed predominantly at the corporate market segment. As access to the local loop and to the use of DSL (Digital Subscriber Line) technology were not yet available, the new operators have carried out their activity based on private Fixed Wireless Access networks and building fibre optic metropolitan networks in addition to using rented circuits from the incumbent operator.

The strong competition immediately brought about significant tariff reductions, which, for some types of communication, reached 80% compared to the prices previously charged by the historical operator. The diversity and innovation of the tariff plans, the changing in calls' classification schemes and the specialisation of the Customer support services were other clear benefits of the increased competitiveness of the market in 2000.

04
TELECEL VODAFONE CUSTOMERS AND THE SERVICE OFFERED

Telecel Vodafone Cellular Services

MAIN INDICATORS

In the period from April 2000 to March 2001, **Telecel Vodafone** enjoyed the highest ever annual growth in the number of new Customers, attracting a further 683.873 Customers, i.e. a twofold increase in the number of new Customers gained in the same period the previous year. As such, the Company's Customer base grew 38.1% bringing the total up to 2,478,000 cellular Customers at the end of March 2001. It should be mentioned that around 7% of **Telecel Vodafone**'s Customers, at 31 March 2001, were inactive, which means that they did not generate revenue in the three months ended on that date.

NUMBER OF CELLULAR CUSTOMERS AND NET ADDITIONS



Number of Customers
2,500,000
2,000,000
1,500,000
1,000,000
500,000
0
1993
1994
1995
1996
1997
1998
1999
2000
Total Cellular Customers
Cellular Net Additions

- Source: Company Reports.
- The year 1999 refers to the 15-month period from 1 January 1999 to 31 March 2000 (see chapter IV.5. Alteration to the Financial and Reporting Year).

The **Vitamina** family of products, which is characterised by the absence of a monthly subscription fee linked to the pre-payment services and specially geared towards the mass consumer segments, was responsible for attracting the majority of new **Telecel Vodafone**'s Customers. At the end of March 2001, the pre-paid Customers accounted for approximately 75% of the Company's total Customer base, which was up from the 72% recorded at the end of March 2000.

TELECEL Vodafone

MONTHLY AVERAGE REVENUE PER CELLULAR CUSTOMER



18,511
92.33 €
18,029
89.93 €
17,935
89.46 €
17,233
85.96 €
12,194
60.82 €
8,535
42.57 €
6,592
32.88 €
6,341
31.63 €
20,000
16,000
12,000
8,000
4,000
0
10.0%
0.0%
-10.0%
-20.0%
-30.0%
-40.0%
1993
1994
1995
1996
1997
1998
1999
2000
Average Monthly Revenue per Cellular Customer (ARPU) PTE
Variation vs previous year

- Source: Company Reports
- The year 1999 refers to the 15-month period from 1 January 1999 to 31 March 2000 (see chapter IV.6 Alteration to the Financial and Reporting Year).
- ARPU = (total services revenue / (average number of cellular Customers during the year / number of months in the year))
- The financial information presented in Euros is based on the fixed conversion rate of PTE 200,482 to EUR 1 (see chapter IV.5 Notes on the financial information presented in Euros)

Telecel Vodafone's monthly average revenue per Customer (ARPU) in the cellular business was PTE 6,341 (EUR 31.63) for the twelve months ended 31 March 2001, a 3.0% decrease from the level attained in the same period of the prior year. The ARPU evolution in 2000 is a result of two opposite effects. On the one hand, ARPU was influenced by extraordinary subscriber growth and by the expected shift in the fixed to mobile traffic ownership from 1 October 2000 as the Company started to account for fixed inbound revenues net of inbound interconnect costs. On the other hand, in addition to the usage and wireless data services positive trend, cellular ARPU was influenced by the upward adjustment on the interconnection rate with mobile operators. On a comparable basis excluding these effects, ARPU would have decreased about 8% from the twelve months to March 2000.

However, the recent development of the ARPU suggests stabilisation, even registering an increase in the monthly average revenue from Customers of post-paid services. It should also be noted that the average revenue per **Telecel Vodafone** cellular Customer continues to be above the average in Portugal, keeping **Telecel Vodafone** in first place as the operator with the highest ARPU in the Portuguese market.

Usage of the mobile service, measured as the monthly average number of voice billed minutes per cellular Customer, decreased to 135 minutes, but continued to show positive elasticity when each tariff plan is analysed. The reduction from the previous year figure, is directly related to the large increase in the number of Customers in 2000, coming mainly from the mass consumption segment, where lower usage levels are recorded.

The penetration rate of **Telecel Vodafone**'s short message service (SMS) on the total number of cellular Customers doubled from around 20% in March 2000 to 40% in March 2001. On average, each registered cellular Customer generated 33 written messages in the month of March 2001, i.e. three times more than the number of messages generated in March 2000.

MONTHLY AVERAGE OF VOICE MINUTES PER CELLULAR CUSTOMER


Minutes
170
160
150
140
130
120
160
142
140
135
1997
1998
1999
2000

- Source: Company Reports.
- The year 1999 refers to the 15-month period from 1 January 1999 to 31 March 2000 (see chapter IV.6 Alteration to the Financial and Reporting Year)

The average cost of attracting each new cellular Customer, calculated by summing the advertising expenses, commission to distribution channels, cost of the welcome package with SIM (Subscriber Identity Module) card and margin on cellular telephone sales, improved by 17% compared to the previous year, to around PTE 25 thousand (EUR 125) in 2000. This was achieved mainly through a reduction of the terminal equipment subsidy in the pre-paid segment.

The average monthly cash cost per cellular Customer (CCPU) remained stable in comparison to 1999, at PTE 4,224 (EUR 21.07) in the twelve months ended March 2001. The reduction of this ratio was not possible due to the increase in total Customer acquisition costs, resulting from the strong growth in the number of Customers in 2000 and by the increase in the interconnection tariff with the mobile operators.

MONTHLY CASH COST PER CELLULAR CUSTOMER


Monthly Cash Cost per Cellular Customer (CCPU) PTE
20,000
16,000
12,000
8,000
4,000
0
10,807
53.91 €
7,481
37.32 €
5,309
26.48 €
4,230
21.10 €
4,224
21.07 €
1996
1997
1998
1999
2000
10.0%
0.0%
-10.0%
-20.0%
-30.0%
-40.0%
Variation vs. the previous year

- Source: Company Reports.
- The year 1999 refers to the 15-month period from 1 January 1999 to 31 March 2000 (see chapter IV.6 Alteration to the Financial and Reporting Year).
- *CCPU = (total operating costs less depreciation & amortisation and equipment revenue) / (average number of cellular Customers during the year / number of months in the year)*
- The financial information presented in Euros is based on the fixed conversion rate of PTE 200.482 to EUR 1 (see chapter IV.5 Notes on the financial information presented in Euros)

Due to the extremely successful Customer loyalty programs implemented by **Telecel Vodafone** and despite the higher representation of the mass consumer segment in the Customer base, it was possible to reduce the annualised churn rate to 23.1%.

TELECEL vodafone

MAIN EVENTS

Telecel Vodafone Network

The year 2000 witnessed a significant expansion in the **Telecel Vodafone** cellular network, both with regard to the number of base stations and the number of switching centres.

The optimisation of the network continued to provide Customers with improved levels of coverage and quality of service. As confirmed by both internal and external reports, **Telecel Vodafone** successfully maintained the high quality of services provided for its growing Customer base.

The Company remained the market leader in Portugal with regard to the introduction of new technologies and services, especially concerning data transmission. The GPRS (General Packet Radio Service) network was launched and **Telecel Vodafone** was the first operator in Portugal to demonstrate a data call using this technology. Through the availability of higher data throughput, GPRS will provide the end user with valuable functions and services, also enabling permanent connection to the Internet.

Also in the mobile data area, the network was strengthened by the addition of a new SMS-C node, to cater for the substantial rise in the number of written messages (SMS) sent by Customers. Furthermore a Unified Messaging Processing platform was launched, being **Telecel Vodafone** the pioneer in the introduction of this type of service in Portugal.

ATM (Asynchronous Transfer Mode) and SDH (Synchronous Digital Hierarchy) equipment was launched, enabling **Telecel Vodafone** not only to rationalise and optimise its transmission network, but also to provide data services at a high level of quality. In addition, **Telecel Vodafone** continued to expand its microwave transmission network, providing effective alternatives to networks rented from fixed operators.

New pre-paid services were launched using the Intelligent Network Platform, which allowed an increase in both the quality and diversity of pre-paid services. The Company also completed the successful migration of all its Customers to a new Voice Mail System that will enable the development of new message processing functions.

The year 2000, also saw the launch of a new platform that allowed several useful roaming services to be provided for Customers, such as the access via a short code to voice mail (123) and to the Customer Support Service (16912) whilst roaming, and the reception of a welcome message to the roaming users of **Telecel Vodafone**'s network.

TELECEL Vodafone

Several joint projects were started with other companies belonging to the Vodafone group, providing a significant pooling of effort and important advantages arising from cost reductions.

Customer Support Service

During the year 2000, the Customer Support Service continued to expand its scope, now also providing support to the **YORN** business area.

A new outsourcing management approach was adopted in the Contract Centre and administrative areas in order to make all the processes more flexible whilst remaining under the aegis of the ISO 9002 quality control system, under which **Telecel Vodafone**'s Customer Support Service is certified by APCER (Portuguese Certification Association) since 1998.

Also worthy of mention is the implementation of the SIEBEL application, supporting CRM (Customer Relationship Management). This, together with the complete review of all attending processes allowed the reduction of call's duration and facilitated access to information, hence enabling the needs of **Telecel Vodafone** Customers to be met in terms of speed and quality of Service.

The analysis, development and training undertaken, as well as integration with billing, printing, contact management and intranet systems will pave the way for other project phases to be started in 2001. These will encompass self-care, e-care and cross-selling processes, which are indispensable to facilitate Customer access to information and product and service offers.

Communication

The strategic repositioning undertaken in 1999 was reflected in communication during the year 2000. Its main objective was to consolidate the image of leadership in innovation of products and services aimed at meeting Customer needs, eliminating the element price as a differentiation policy.

In September 2000, a campaign got underway launching a new brand - **YORN** - geared towards the young segment. It was decided not to carry out a mass communication strategy and most investment was directed towards "below the line" communication. As a result the brand quickly achieved high recognition levels in its target segment.

From January 2001 onwards, the Company began to emphasise its association with the Vodafone Group, through a progressive linking of the Vodafone brand to the Telecel brand in its communication. Hence, a smooth process towards the incorporation of the global Vodafone brand was begun aimed at transferring Telecel values, clearly and effectively, to the Vodafone brand in Portugal.

With regard to sponsorship, **Telecel Vodafone** continued to invest in the football, continuing as the principal sponsor of Benfica Football Club (*Sport Lisboa e Benfica*) and also an official partner of Porto Football Club (*Futebol Clube do Porto*). These sponsorships, together with investment in motor sport and in athletics, the latter as an official sponsor of Sporting Football Club (*Sporting Clube de Portugal*) and of Maratona Athletics Club (*Maratona Clube de Portugal*), play an important role in the brand migration process, namely in building awareness of the new identity.

Products and Services

The communication needs of the Company's Customers went beyond the primary function of voice communication a long time ago. For an already substantial, and increasing, part of these Customers, the mobile telephone's potentialities are being exploited, not only for professional and working purposes as for entertainment.

This vision has led **Telecel Vodafone** to the conclusion that it is vital to provide an enticing portfolio of products and services that, owing to their wide-ranging and innovative nature, fully satisfy its Customers.

Telecel Vodafone continues to lead the way in innovation, both concerning the diversity of solutions it provides in the face of competition and regarding the services that were launched throughout the year under analysis. In turn, some existing services were developed and enhanced with new functions.

Telecel Vodafone was one of the first European operators to receive GPRS (General Packet Radio Service) technology infrastructures and equipment, successfully carrying out the first GPRS call in Portugal in May 2000. GPRS technology was made available by **Telecel Vodafone** to pioneer Customers in September 2000 and was launched commercially at the beginning of April 2001.

The WAP (Wireless Application Protocol) service was enhanced throughout the year with new content and services. In May 2000, an on-line brokerage service was launched in partnership with Banco 7, making it possible to carry out stock market orders via mobile telephone. In August 2000, the TeleMultibanco service became available through WAP, making it even easier to carry out banking operations using the cellular telephone.

In June 2000, **Telecel Vodafone** launched the **Vitamina H** in the Portuguese market, a new rechargeable product with innovative characteristics that enables its users to choose their *H hour*, which is the off-peak period during which the tariffs are lower. Therefore, for the first time, the mobile telephone users themselves could define the timetable during which they would be able to make calls at reduced prices.

Also during June 2000, **Telecel Vodafone** announced the introduction of BlueKite, a new product aimed at increasing mobile navigation speed over the Internet, through a partnership with BlueKite.com. In September 2000, the Company launched the Data Compressor Service for mobile access to the Internet. By compressing the information transmitted it is possible to download the pages to be visualised more quickly, regardless of the transmission technology used.

The Ringing Tones and Images Service, made available in September 2000, allows the customisation of the ringing tones and the screen display of **Telecel Vodafone** mobile telephone Customers. It is a service also based in the sending and reception of written messages.

In September 2000, **Telecel Vodafone** launched a new version of the **Vitamina H**, in conjunction with the Swatch "school" campaign. The initiative aims to help create conditions that will allow the children of Timor to return to school.

In October 2000, a product directed specifically towards the young market segment was launched – **YORN Power**. Taking advantage of the mobile, fixed and Internet skills developed by **Telecel Vodafone**, a completely integrated product was designed, both in terms of packaging and services, a main feature being the joint account between the mobile and the card to access the fixed network. The e-mail address is telephonenumber@**yorn**.net and the numbers that make up the Network 10 can be changed free of charge at the **YORN**.net site and the WAP services and reception of SMS information content messages can be configured and altered at this same site.

In October 2000, the Cellular Location Service was launched, which enabled the geographical position of a **Telecel Vodafone** GSM network mobile telephone to be determined, at low cost and without requiring any additional equipment. Software compatible with the Windows system was also provided to make this service easier to use in the management of large fleets. **Telecel Vodafone** was the first operator in Portugal and amongst the first in the world to launch a location service that did not require GPS (Global Positioning System) equipment.

In 2000, a complete solution for the management and tracking of orders and deliveries was made available, consisting of the central computer application of management and the SIM card loaded with the mobile application to be used by couriers and drivers. Business Customers were also given the possibility of connecting themselves directly to the **Telecel Vodafone** Message Centre, enabling the sending and reception of written messages more quickly than usually achieved by GSM telephone. This met the needs of business organisations that make increasing

use of the SMS service. both for sending information to its employees or Customers, and for sending information between computer equipment. The programme of certified solutions was enhanced by the entrance of more partners that brought new solutions to the areas of fleet management (with GPS) and the environment (with the monitoring of ecological islands, telemetry and software for mobile devices), amongst others.

As part of the Christmas solidarity campaign carried out by **Telecel Vodafone**, from November 2000. Customers were given the opportunity of selecting which institution they intended to benefit from a donation of up to PTE 10 million (around EUR 50 thousand) offered by **Telecel Vodafone.** Five institutions that operate in Portugal and abroad and that are recognised by their aid to the underprivileged, were included in this campaign: Abraço - Portuguese Association for Support to HIV/Aids Sufferers, AMI - International Medical Assistance, Amorama - Portuguese Association of Parents and Friends of the Severely Handicapped, Associação Sol - Portuguese Association Supporting Children Infected with the Aids Virus and their Families and UNICEF - United Nations Children's Fund.

In November 2000, **Telecel Vodafone** modified the **Vitamina R** product, making it the mobile service with the most competitive tariff during the evening and at weekends, regardless of whether the call is destined for the fixed or mobile network. Therefore, it became possible to call any network in the evening or at the weekend at the lowest price on the market, and the same tariff was applied to all the calls made by a **Vitamina R** to any other telephone of the **Telecel Vodafone** network.

In November 2000, at ExpoTelecom, for the first time in Portugal, the HSCSD (High-Speed Circuit Switched Data) services with transmission rates of 14.4 Kbps per Time Slot was demonstrated. Part of the strategy of creating new products devoted to faster mobile data transmission, these services became commercially available in May 2001.

November 2000 also saw the launching of WAP customisation, enabling users, to configure their service in accordance with their preferences by grouping and ordering content available, and giving access to e-mail, agenda functions (contacts, tasks and notes), personal stock market portfolio and various useful services.

In December 2000, **Telecel Vodafone** announced the creation of a single interface for the reception and sending of all types of messages - voice and written - the Unified Messaging Service having been the first operator to provide this service in Portugal.

The new call return function was added to the Voice Mail Service in January 2001, which aimed to increase traffic generated from messages left in the Voice Mail Service. This new function allowed a call to be returned automatically to the person who left a recorded message in the voice mailbox.

In January 2001, the Portuguese Certification Association (APCER) certified the Quality Guarantee System for **Telecel Vodafone** Shops, through the norm NP EN ISO 9002. In 1998, **Telecel Vodafone** was the first cellular communications operator in Portugal to have an area certified - the Customer Support Service - which would later be joined by the Technical Assistance area. The **Telecel Vodafone** Shops thus became the third area of the Company to obtain the quality certificate.

In February 2001, the Vodafone networks launched the first pan-European service - the Eurocall Service - which guarantees subscribing Customers a single roaming communications tariff through the Group networks in Europe.

During the year specific STK (SIM Toolkit) applications were provided for some vertical markets, namely in the logistics and transport area. This offer was complemented by the development of other specific applications tailor-made to meet the needs of business Customers. The STK is one of the first forms of convergence between mobile terminals and portable computers. The SIM card enables generic software to be run using the GSM telephone as the interface with the user for the introduction and presentation of data and as a two-way communication wireless terminal. In February 2001, the second version of the Double SIM card was made available, which, based on STK technology, enables the alternate use of two telephone numbers with the possibility of re-routing between each other.

In March 2001, **Telecel Vodafone** began to offer its roaming Customers registered in operator networks belonging to the Vodafone group, the possibility of simplified access to its voice mail box (123) and to the Customer Support Service (16912), in exactly the same way as if they were in Portugal. In providing this option, **Telecel Vodafone** has taken the first step towards the implementation of the Virtual Home Environment concept.

Tariffs

Between April 2000 and March 2001, **Telecel Vodafone** continued to consolidate its image of leadership and innovation in tariff plans. This was exemplified with the launch of new price plans and periodic tariff promotions, the restructuring of existing tariff plans and the offer of tariff plans equivalent to those of competing operators.

In June 2000, the **Vitamina H** was launched, whose innovative tariff enabled the Customer to choose the time of the day at which he/she would prefer to make off-peak calls (morning, afternoon or evening). The tariffs are identical.

regardless of the destination network, benefiting from an additional 20% discount whenever the Customer exceeds a given level of usage. A promotion was held from November to January that allowed **Vitamina H** Customers, in addition to the features of the plan, to send 150 written messages a week free of charge (valid on the **Telecel Vodafone** network and during the off-peak period chosen), making this **Vitamina** particularly suitable for Customers that make high use of this service.

Specific tariff plans were also introduced for the Customers of the Autonomous Region of Madeira. In October 2000, the *Plano Telecel Madeira* was launched in the regular, rechargeable version, and in March 2001, the Pack *Atlântico* was released. In the Telecel Madeira plans, all communications made in the Madeira region benefited from reduced tariffs, whilst the Pack *Atlântico* included 100 minutes for just PTE 1.000 (EUR 4,99) per month.

Following the success of the Summer 1999 60% bonus promotion, **Telecel Vodafone** launched another special tariff campaign for the summer period between 15 July and 15 September 2000. This Summer Campaign, based on the super-economical tariff, enabled most Customers to benefit from a tariff of PTE 2.5 (EUR 0,01) per minute after the first minute, in communications within the **Telecel Vodafone** network from 11:00pm to 8:00am the following day.

Between 15 September and 2 October 2000, in the context of the Sydney Olympic Games, a special tariff was created for voice, data and fax calls to Australia and received calls while roaming in this country. The promotion, applicable to all tariff plans of the cellular network and the 1091 network, led to a reduction of up to 73% in GSM tariffs and up to 65% in indirect fixed access tariffs (1091).

With regard to price changes made over this period, we highlight the lowered tariffs of the **Vitaminas T** and **R** carried out in November. In the case of **Vitamina T**, the reduction was 17%. The **Vitamina R** tariff, meanwhile, no longer practised a discount in communications between **Vitamina R** services and, following reductions of up to 31%, became the most competitive **Vitamina** to use during the Private Timetable. In February the **Vitamina P** tariff went down by as much as 27%, the new tariff being PTE 4.8 (EUR 0.02) per minute within the **Telecel Vodafone** network after the first minute, thus being the ideal choice for Customers that value long-duration calls.

As for the Regular Tariff Plans, the Pack Total 15 became, in February 2001, the most appropriate plan for Customers who use the cellular service less, given that it currently has the lowest price on the market (PTE 1.989 or EUR 9.92, including VAT). It now includes, in addition to the 15 minutes to be used at any time, 15 extra minutes for the weekend.

The **NexiCel** plans, characterised by being linked to packs of minutes able to be shared by a defined number of services of a single account, were also restructured, now differentiating calls made to the Fixed Network.

In parallel, the duplication strategy of equivalent tariff plans of competing operators (TMN and Optimus) was maintained, aimed at taking the price element out of the decision-making process, thus allowing Customers to make their choice according to other determinant factors in the use of the cellular service, namely the coverage and quality of the network, differentiated services and Customer Support.

YORN Power, a pre-paid product launched by **YORN** in October 2000 has a minimum accumulated load of PTE 4,000 (EUR 19.95), every two months, which leads to a strong flexibility in loads. Customers are able to select from PTE 1,000, 2,000, 4,000 and 8,000 (EUR 4.99, 9.98, 19.95, 39.90). A simple and innovative tariff plan was introduced without psychological prices (e.g. PTE 9, 19, 59 or 99). Network 10 was a new concept in tariffs, enabling management of the personal contact network, changing it at any time free of charge through the Internet. A single tariff is applied to 10 numbers from any network, on any day and at any time: PTE 30 (EUR 0.15) per minute, with per second billing after the first minute.

Another of the fundamental characteristics of the **YORN** tariffs is the promotion of the elasticity of the SMS traffic, making written communications between mobile telephones extremely accessible to the multimedia generation, which was begun with the pre-adherence campaign that included 5,000 messages, during one year, at PTE 1 (EUR 0.005). Currently **YORN** offers the lowest SMS tariffs on the market at PTE 8 (EUR 0.04) to **Telecel Vodafone** mobile telephones and PTE 18 (EUR 0.09) to other networks.

In January 2001, **YORN** launched the **Super Power**. This tariff enables calls to be made between **YORNs**, on the Network 10, for just PTE 5 (EUR 0.02) per minute after the first minute of conversation.

Customer Loyalty Programme

Between April 2000 and March 2001, **Telecel Vodafone** maintained its commitment to Customer loyalty through its innovative **Clube Viva** programme. In this programme points are attributed to Company Customers based on the value of their consumption of **Telecel Vodafone** services, which can subsequently be exchanged for free voice calls and written messages, or discounts on equipment and accessories.

The various offers making up the programme depend on the different amount of points gained, which enables a wide range of products to be provided, suitable for the various segments,

TELECEL Vodafone

Over this period the **Clube Viva** offer was renewed three times (sixth, seventh and eighth versions), making sure that the various catalogues accompanied the most recent telephone launches on the market. Especially noteworthy, in the seventh version, is the possibility of exchanging points for packs of written messages.

With regard to the ordering process, improvements were made to the degree of automation through a CRM (Customer Relationship Management) tool. It is now possible to request the order form for accessories and packs of calls through the Internet. A system of sending written messages and letters to Customers was also introduced, so that they may keep track of the whole process, ensuring quality in the service provided.

Periodic campaigns were carried out offering specific equipment, aimed at maximising the degree of Customer satisfaction and loyalty. The participation in the **Clube Viva** programme continues to be very significant, as well as having excellent recall and satisfaction rates.

Distribution Channels

In 2000, **Telecel Vodafone** continued to enlarge the geographical coverage of its distribution network improving its respective proximity to the Customer base and target markets. The Company's sales organisation is based on direct channels through its own shops and sales teams, exclusive indirect channels (agents and retailers) and non-exclusive channels, through resellers and hypermarkets.

The performance of these channels generally accompanied the development of the market, once again the largest proportion of sales coming through the channels geared towards the mass consumer segments. The current distribution structure of the Company has 50 own sales points and 150 exclusive sales points, displaying a full **Telecel Vodafone** image.

The year 2000 saw an important reinforcement of the sales structure dedicated to the business segment via a higher number of agents operating in this area, as well as a reinforcement of the direct sales force. A drive has also been made to increase focus in the Customer loyalty of the indirect distribution network, through the adaptation of the commission plan applied to this channel.

YORN has aimed to concentrate distribution in locations at which the young market segment has a high presence, namely in shopping centres and sales points that are fully compatible with its image and offer, in addition to assisted sale.

Terminal Equipment

The year 2000 saw a slight decrease in the sales price of terminal equipment. This is explained by the reduction in the cost of equipment that enables lower sales prices to be practised, essentially with regard to pre-paid products.

The trend of the previous year in relation to the increase in the replacement rate (equipment bought in order to upgrade the mobile telephone) accentuated in 2000. It is forecast that the same will occur in coming years.


AVERAGE SALE PRICE OF TELECEL VODAFONE CELLULAR TELEPHONES
PTE
150,000
125,000
100,000
75,000
50,000
25.000
0
1993
1994
1995
1996
1997
1998
1999
2000
• Source: Company Reports

Another significant aspect that marked 2000 was the successful completion of the certification process of all areas of Terminal Equipment Management. This certification was carried out in accordance with norm ISO 9002, which was attributed to **Telecel Vodafone** following an audit undertaken by APCER in March 2000.

TELECEL
vodafone

Telecel Vodafone Internet Services

MAIN INDICATORS

In 2000, **Telecel Vodafone** consolidated its presence in the Internet market in Portugal, both as an Internet Service Provider (ISP) and as a content supplier, both under the brand **Netc** (pronounced "**Netcetera**").

Netc was created to cater for all Customers of all ages and with different interests, aiming to make the Internet accessible and interesting for everybody. Using straightforward language and providing a permanent Customer Support Service, **Netc** enables easy access to the Internet through the fixed network and the **Telecel Vodafone** GSM network.

Its innovative characteristics in concepts, quality of content, competitive tariffs and capacity and speed of access, make **Netc** a benchmark in the Portuguese Internet market.

The registered Customer base in the **Netc** Internet access service confirms this fact: approximately 400,000 Customers at the end of March 2001, an increase of 155% in just one year. At this date, around 35% of those Customers were active, which means that they had made at least one connection in that month.

NUMBER OF INTERNET ACCESS SERVICE CUSTOMERS


Number of Customers
500,000
400,000
300,000
200,000
100,000
0
30 Sep 1999
31 Dec 1999
31 Mar 2000
30 Jun 2000
30 Sep 2000
31 Dec 2000
31 Mar 2001

• Source Company Reports.

Free access products (where **Netc fri** stands out as the first free access product made widely available on the Portuguese market), specifically geared towards residential Customers, accounted for approximately 90% of Customers registered for access to the Internet at the end of March 2001.

TELECEL vodafone

MAIN EVENTS

TelecelOnline

TelecelOnline was founded on 9 October 2000. It is owned 100% by **Telecel Vodafone**, and is focused on Internet services. Benefiting from its own dynamics, it provides access to the Internet, communication services and information, customised and integrated content, sites and horizontal and vertical portals, aimed at the business and residential market, as well as e-mail services. It is responsible for the management of the **Netc** brand.

TelecelOnline is one of the features of **Telecel Vodafone**'s commitment in the future of telecommunications, based on convergence between the Internet and the mobile network, through the development of specific content for the new technological generations, currently WAP and WAP over GPRS, and in the near future UMTS.

Keeping faith in the concept of providing general information, **TelecelOnline** aims to develop services of interest to the general public, looking to combine this policy with the specific needs and expectations of each segment. The goal is to bring about new ways of using the Internet, thus contributing to the development of the Information Society in Portugal.

IP Network

Telecel Vodafone's IP network's chief attributes are capacity, ease of use and speed of access. During the year 2000, the network grew to 93 POPs (points of presence) installed throughout the country, enabling a coverage rate of the national territory through local traffic higher than 95%. The introduction of the optimised cache systems brought savings in terms of international bandwidth, as well as increasing speed of access to the world wide web service.

Telecel Vodafone, through a contract drawn up with Akamai, joined Akamai's Accelerated Network program, significantly improving the performance of its IP network.

The introduction of IP services for companies giving access to the Internet, using dedicated connections from nX64Kbps to 2 Mbps and VPDN (Virtual Private Dial Network), widened the offer of solutions based in a shared IP infrastructure, optimising not only the operator means but also reducing telecommunications service costs for companies.

The IP network, through ongoing technological change today allows an offer of innovative services using MPLS (Multi Protocol Label Switching) technology, such as IP on VPN - Virtual Private Networks.

Customer Support Service

The Internet Customer Support Service, available at the address ajuda@**netc**.pt offers a dedicated specialised service, run on the most sophisticated information systems, functioning 24 hours a day 7 days a week.

The excellence of the **Netc** Customer Support Service is confirmed by the requirements of the international Quality norm ISO 9002, in accordance with the quality certificate granted by **Telecel Vodafone**'s Customer Support Service in 1998 by APCER.

In addition to the group of assistants dedicated to the **Netc** Customer Support Service, the Technical Support service is also made available to Customers, offering a backup service of a more technical nature aimed at solving more complex problems.

Communication

An important component in **Telecel Vodafone**'s communication strategy is the **Netc** advertising campaign, with the distribution of hundreds of thousands of **Netc fri** CDs, through several channels during the months of June and July 2000 in an effort to provide mass consumption of free access to the Internet.

The first large-scale **TelecelOnline** campaign was carried out in October 2000, once the Internet business had become autonomous, with the launch of the children's portal, **Casquides**. This multimedia campaign, completely geared towards children, promoted children's entertainment based on a strong educational component.

Products and Services

Through products duly adjusted to the market needs and the quality of the content and functions available at its Portal, **Netc** and **Telecel Vodafone** have played a crucial role in the development of the Internet market in Portugal.

Netc access products stand out owing to their capacity and speed of access, the quality of the services and associated functions and the appropriate adaptation to the targeted Customer segments.

- **Netc fri**, geared towards residential Customers, was the first unlimited and widely available free Internet access product in Portugal. The Customer pays only the telephone connection cost (fixed network local call), and is entitled to four e-mail addresses, a personal page (on the Internet or in WAP) up to 10MB and control of usage.
- **Netc directo**, geared towards residential Customers. The Customer only pays for what he/she uses, without a minimum usage limit, and is entitled to four e-mail addresses, a personal page (on the Internet or in WAP) up to 10MB and control of usage.

- **Netc grupo**, a flexible product designed for the business market, especially for small and medium-sized companies and self-employed professionals. It enables access to the Internet through several computers at the same time, offers a private domain of the www.company.pt type and an e-mail address of the name@company.pt type, 25 user/e-mail boxes, a page on the Internet up to 20MB, **Netc** fax services (reception of faxes in the e-mail box) and management of the account. More resources may be added upon request.

For medium and large-scale businesses, **Telecel Vodafone** provides a family of Internet access products **NexiNet – NexiNet Com** (access through switched network) and **NexiNet Line** (access through dedicated network) – flexible subscriber products appropriate for connection of networks.

The **Netc** Portal remains a benchmark for the high quality of the Portuguese content it provides. It offers access to a wide variety of thematic channels, 22 in total, which provide properly organised general or thematic information, such as: Stock Market (with support from Reuters), Shopping, Sport, Digital, Employment, Useful Information, Maps, Music, News, Greeting Cards and Weather. Several special channels (informative or commemorative) are regulars of the **Netc** Portal.

The range of **Netc** services responds to the most varied needs: search engine with Altavista software (that allows search for images, text and files with sound and video), auctions, small advertisements (in association with the newspaper *Ocasião*), dictionaries (Portuguese/ English/ French), games, software downloads, chat rooms, discussion forums and sending of newsletters, written messages and greeting cards.

Able to be accessed through the **Netc** Portal, the **Netc** Customer area also provides access to e-mail services (webmail), newsgroups and IRC (Internet Relay Chat), a personal Internet page (with file management, assisted construction and access statistics), and on-line account management and configuration.

The year 2000 saw the launching of the e-commerce project with the **Netc** Shopping area. In 8 shops available in the Netc Portal from the end of March 2001, a wide variety of products can be found, ranging from flowers, cellular telephones, hardware and software, books, music, multimedia, to astrology services. All goods are sold by well-renowned shops guaranteeing a high-quality service.

This year also sees the launch of a very special **Netc** Portal area - omeu.**Netc**.pt *(my.**Netc**.pt)* - that enables the user to create a page to his/her taste, defining its content and location, the colours and other features, i.e. a personally customised page.

Another big innovation in the year 2000 was the launch of the **Netc** Maps channel, which in March 2001 covered the cities of Lisbon and Oporto, with several functionalities, namely, location, drawing of routes, content agenda and neighbourhood guide.

In an attempt to encourage interest and familiarisation of children and the young with the world of new technology and the Internet in particular, in 2000 **Casquides** was launched, an entertaining children's portal with a strong educational component. **Casquides** is a portal full of surprises, where the young get to know and build a relation with new virtual friends, each with their own personality. Each thematic channel has an animal icon, exploiting the strong link children have with animals, and suggests different activities. One of the innovations of **Casquides** is the information about endangered animal species and the possibility of adopting abandoned animals.

Other projects drawn up by **Netc** and **Telecel Vodafone**, in partnership with other entities are:
- *Educare*, the Education portal for teachers and students, undertaken by the publisher Porto Editora;
- *Clickin*, portal for children aged from 5 to 13 years, split into 3 channels, containing entertainment and educational content adapted to this age group, undertaken by Porto Editora;
- *Netprof*, portal geared towards teachers, undertaken by Porto Editora;
- *Megamail*, a free webmail service, with capacity to provide 1 million e-mail addresses, in co-operation with the Ministry of Science and Technology, represented by the Foundation for National Science Computation, and Sun Microsystems;
- *Empresário Digital*, programme geared towards Portuguese entrepreneurs with projects in the Internet area, providing services and financing, in a consortium with AITEC.

TELECEL vodafone

MONTH	DESCRIPTION
June 2000	Launch of version 1.1 of the Netc Portal, with new functions - special features: search engine powered by Altavista, forums and chats, SMS service, insertion of sound clips on the news channel and a Fashion channel. Launch of version 2 of the Netc fri access product – special features: free distribution (at any **Telecel Vodafone** Shop or Authorised Agent) and four e-mail addresses. Commemoration of the Children's Day at the Parque das Nações, sponsored by Netc. Special Netc Portal channel: European Football Championship 2000.
July 2000	New Netc Portal channel: Netc Auctions.
August 2000	Netc becomes the shirt sponsor for Benfica Football Club (*Sport Lisboa e Benfica*) senior professional football team. Launch of Netc WAP hosting: service for hosting Netc Customers' WAP pages. Special Netc Portal channel: International Youth Day.
September 2000	World Surfing Championship at Ericeira, sponsored by Netc.
October 2000	Creation of TelecelOnline, Telecel Vodafone subsidiary set up to operate in the Internet area. Launch of a new portal – www.cusquices.pt – dedicated to children.
November 2000	Launch of version 2.0 of the Netc Portal, with new functions – special features: e-commerce, customisation of the homepage and new channels: Digital, Music, Stars. Launch of version 3 of the Netc fri access product, able to provide 10MB for hosting a personal Internet page.
December 2000	Netc Portal initiative: fund-raising auction for the *Associação Acreditar* (Believe Association).
February 2001	Creation of Netsaúde, TelecelOnline subsidiary company, geared towards providing Internet services for the medical profession. TelecelOnline stand at Portugal Internet World 2001, with several computers to surf the Internet, and release to the public of its products and services.
March 2001	Netc Portal initiative: fund-raising auction for the Stress Club.

The site www.**yorn**.net aims to provide original content in an editorial format rather than mass consumption information, which is the usual approach of large portals. In order to do so specialists were recruited from the areas that most interest the **YORN** target segment: Beats (music), Action (sport and adventure), Tecnics (technology, games, etc), Showtime (stage and media), Glam (fashion), Must do It or Not (recommended activities).

Tariffs

The role of **Netc** in Portugal's Internet market has also been revolutionary owing to the innovation and diversification of the proposed tariff plans.

The **Netc directo** product was the first pay-as-you-go product on the national market, with very competitive access tariffs. The cost of use is made up of the connection cost (for using the telephone network at the cost of a fixed network local call) and the access cost (using the Internet access service). The access tariff remained the same in 2000 at PTE 2.1 (EUR 0.01) per minute. **Telecel Vodafone** Customers, that were simultaneously GSM and **Netc** Customers (Special Plan for **Telecel Vodafone** Customers), were charged just PTE 1 (EUR 0.005) per minute of access.

With the launch of **Netc fri** in 1999, **Telecel Vodafone** showed, once again, its innovation offering the first widely available free Internet access service in Portugal. The Customer is not charged anything for accessing the Internet, paying only for the use of the telephone network.

Customers purchasing the **Netc grupo** product enjoyed a month of free access (up to 40 hours of use, or 80 hours in the Special Plan for **Telecel Vodafone** Customers). Customers can select one of the following monthly subscription plans (access cost):
- base plan with a subscription fee of PTE 4,800 (EUR 23.94), which includes 80 hours of use; the Customer pays an extra PTE 60 (EUR 0.30), for each additional hour;
- subscription fee of PTE 6,800 (EUR 33.92), where the Customer has unlimited use up to 64Kbps;
- subscription fee of PTE 10,880 (EUR 54.27), where the Customer has unlimited use up to 128Kbps.

The unlimited access plans were created during 2000. Customers may also contract extra services (such as e-mail addresses, further space for their personal page, amongst others), with tailor-made tariffs.

With regard to the **YORN** Internet site (www.**yorn**.net), access through the fixed network is free of charge and unlimited (except for telephone connection costs). The **yorn**.net site also provides a mail box with 4 addresses.



one of which is configured with the mobile **YORN** number, thus enabling users to have the same contact for their mobile telephone and e-mail with the format telephonenumber@**yorn**.net.

Special Plan for Telecel Vodafone Customers
Netc Customers who are also Customers of the **Telecel Vodafone** GSM service can benefit from especially advantageous conditions.

Netc directo Customers are charged just PTE 1 (EUR 0.005) per minute of access, which amounts to a discount of over 50% on access tariffs. **Netc grupo** Customers are offered an extra 40 hours of usage upon acquisition of the product.

Telecel Vodafone thus manages to respond to the needs and demands of its Customers offering them the best conditions on the market.

Distribution Channels
Telecel Vodafone and **TelecelOnline** promoted the distribution of **Netc** access products throughout 2000, through a variety of means and partnerships that involved information equipment suppliers, universities, mailings, leaflets in national publications, in addition to the **Telecel Vodafone** shops. This guaranteed the widespread distribution of **Netc** access products all over the country.

Equally important throughout the year was the distribution of **Netc** products through the Portal, allowing on-line activation without subscription costs for products aimed at the residential segment.

Also noteworthy was the evolution of sales in the **Netc** Portal advertising area: it developed from a direct sale process to a mixed process where **TelecelOnline** worked together with their end-clients (advertisers) as well as working with many of the best national Agencies.

Telecel Vodafone Fixed Telephone Service

MAIN INDICATORS

The fixed network services constitute a complementary area to the cellular activity of the Company and are chiefly aimed at Customer segments that value an integrated Telecommunications service offer. **Telecel Vodafone**'s competitive offer through its 1091 Indirect Access services is based on synergies able to be gleaned from the Company's existing infrastructures, systems and resources.

On 31 March 2001, **Telecel Vodafone** had approximately 89,000 Customers using its 1091 Indirect Fixed Access services (**toq** and **NexiFix**), which is the double of the previous year's figure. This remarkable increase came about mainly in the business segment, where the main marketing drive was concentrated in 2000. This segment now represents around 80% of the Company's Customer base.

The Direct Fixed Access services where **Telecel Vodafone** provided an integrated telecommunications offer counted on a Customer base of approximately 40 medium and large companies on 31 March 2001.

MAIN EVENTS

Fixed Network
The Indirect Fixed Access network uses, above all, the telecommunications infrastructure owned by **Telecel Vodafone**, in terms of switches, transport network and interconnection points with other operators for traffic exchange.

The Fixed Wireless Access (FWA) network began its commercial service in June 2000 and continued its ground infrastructure expansion plan. **Telecel Vodafone**'s Direct Fixed Access offer is based on integrated and innovative telecommunications services, mainly geared towards the business segment.

In order to strengthen its access networks, fibre optic metropolitan networks (MAN - Metropolitan Area Network) were also planned and agreed with Lisbon and Oporto Municipal Councils. These networks will interconnect the GSM network switches, the Fixed Wireless Access base stations and the installations in Customer's companies that require a broad bandwidth.

Customer Support Service
The Fixed Network Customer Support Service is based on existing structures and processes for GSM and Internet areas, namely in terms of the call centre, billing and charging. A specific attending number was made available, however, for queries about the fixed network, so as to make it easier for Customers to contact **Telecel Vodafone**.

With the development of the Indirect Fixed Access service, separate attendance teams were created for the residential and business segments, in order to respond to the specific needs of each segment. A team was also formed to support the Direct Fixed Access service.

Communication
The communication reinforced the positioning of the 1091 Indirect Fixed Access Service as an offer complementing the **Telecel Vodafone** business, both in the residential segment and the business area, using the direct distribution network and marketing drives aimed at mobile service Customers, as a way of spreading the message.

TELECEL Vodafone

In October 2000, an integrated above and below-the-line advertising campaign was run explaining the possibility of operator pre-selection's subscription. The communication also focused on the complete liberalisation of the fixed network market, with special emphasis on the making of local and regional calls, running a direct marketing campaign for the entire **Telecel Vodafone** Customer base and launching the Indirect Fixed Access Service in a Welcome Pack, provided through the various distribution channels.

Products and Services

During the year 2000, **Telecel Vodafone** went ahead with the development of its fixed service offer through Indirect and Direct Fixed Access. This aimed to achieve its dual goal of complementing its cellular offer in segments where Customers seek integrated Telecommunications solutions, such as in the case of companies, and taking advantage of the existing network to support business that represent additional margins.

The Indirect Fixed Access service became more attractive following the liberalisation of local and regional calls and calls made to national mobile networks on 1 January 2001, and the provision of the Operator Pre-Selection function that enabled the automatic use of the 1091 prefix from 1 October 2000 onwards. Customers can at last enjoy the advantageous conditions of the 1091 Indirect Fixed Access services in undertaking international, national, regional and local calls and calls to mobile telephones automatically routed through the **Telecel Vodafone** network.

With regard to Direct Fixed Access, **Telecel Vodafone** began providing the commercial service, using to a large extent its FWA (Fixed Wireless Access) network, under the brand **NexiFix Directo**. The offer was concentrated on broadband voice and data services, mainly geared at the business segment, always aimed at a strong drive towards fixed-mobile convergent solutions.

Finally, and aware of the growing importance of voice and data solutions run on IP networks, owing both to the efficient and flexible use afforded by the broadband and the new facilities it provides, **Telecel Vodafone** invested in the development of fixed network services in this area in 2000.

As such, some Customers were furnished with the first data networks - VPNs and VPDNs - as well as voice solutions on corporative IP, using **Telecel Vodafone**'s IP / MPLS network for this purpose.

Tariffs

Since **Telecel Vodafone** moved into this business it has aimed to provide its Customers with the best alternative to meet their fixed network communications' needs. As such, the **Telecel Vodafone** 1091 Indirect Fixed Access service has one of the lowest tariffs on the Portuguese market.

In February 2001, **Telecel Vodafone**'s **toq 1091** indirect access service launched a new tariff for the residential segment, maintaining the lowest prices on the market. It also devised a new classification system for national calls, which is more beneficial to the Customer, based on the area codes of the call's origin and destination, thus making the tariffs more simple and easier to understand. The **toq 1091** indirect fixed access service encompassed two plans; the **toq zero** (exclusively for **Telecel Vodafone** mobile network Customers, without a monthly fee) and the **toq 1500** (having a subscription fee for a monthly pack of calls for a minimum period of 6 months).

In March 2001, **NexiFix 1091**, **Telecel Vodafone**'s Indirect Fixed Access Service geared towards professional users launched new tariffs, even more beneficial for its Customers, continuing to be the best alternative to the incumbent operator for the business market. This new tariff offers Customers savings of up to 67% on national calls and up to 78% on main international destinations, compared to the incumbent operator. The absence of a connection charge, minimal consumption and monthly fees mean that significant savings can be made. **NexiFix 1091** is an extremely clear and simple tariff that enables the Customer to easily determine the cost of the call through the area code of the call's destination. It is organised into three plans (**NexiFix Base**, **NexiFix Level 1** and **NexiFix Level 2**), with communications to the national fixed network divided into two groups, according to the area code of the numbers of origin and destination.

The Direct Fixed Access service is centred fundamentally around the **NexiPri** solution, which enables the integration of the fixed and mobile networks for the business segment and, as such, offers lower fixed-mobile tariffs to **Telecel Vodafone** Customers.

TELECEL
vodafone

05
INFORMATION TECHNOLOGY BUSINESSES

CelFocus

In October 2000, **Telecel Vodafone** and CFocus, a company of the Novabase group, formed **CelFocus**, a joint venture for the analysis, development, implementation and support of solutions for the Telecommunications market. The main areas of the new company are CRM - Customer Relationship Management and EAI - Enterprise Application Integration.

This company will be **Telecel Vodafone**'s main partner for the development and maintenance of the CRM systems and one of the partners for the development and maintenance of the EAI systems, duplicating the solution model used in other companies of the Vodafone Group. In addition, it will have the necessary skills to support **Telecel Vodafone**'s ASP – Application Service Provider business in the CRM area.

Telecel Vodafone has a 45% holding in the share capital of **CelFocus**, being the remaining 55%, approximately, owned by CFocus.

Nexenter

In February 2001, **Telecel Vodafone** created **Nexenter**, the first DIP (Datacentre Infrastructure Provider) in Portugal. **Nexenter** has the goal of providing services in the information technology area, including support infrastructure management, supply and management of connectivity and technical management and operation of information parks. Specialised in datacentre management services, information systems and connectivity, **Nexenter** has a communications infrastructure that guarantees national and international connections and lends support to multiple suppliers and platforms, by means of specialised technical resources.

Taking into account the high degree of complexity that characterises the Information Technology sector, **Nexenter**, adopted the motto "we keep IT simple", looking to provide completely flexible answers adaptable to the needs of their different kinds of Customers. The **Nexenter** hosting solutions for the key systems, XSP (eXternal Service Provider) enabler and disaster recovery, are furnished with the most recent technological innovations and offer significant advantages to Customers, namely the control and reduction of operational costs, services provided in accordance with the contracted service level, continuous updating of information systems and connectivity and secure and protected accessibility.

Telecel Vodafone has an 80% holding in the **Nexenter** share capital, the remaining 20% being owned by MailTec. **Nexenter** thus brought together **Telecel Vodafone**'s skills in datacentre management and base infrastructure provision, voice and data networks management, communication security and marketing and sales channels, with MailTec's experience in the provision of outsourcing services and development of document production solutions.

TELECEL vodafone

06
MIGRATION TO THE VODAFONE BRAND

Telecel Vodafone is part of the largest mobile communications group in the world - Vodafone. With stock market capitalisation of approximately EUR 200 billion at the end of March 2001, the major shareholder of **Telecel Vodafone** is one of the three largest companies in Europe and is ranked in the top fifteen in the world. At the same date, Vodafone Group had more than 83 million Customers, spread over 29 countries in the five continents.

During this year, **Telecel Vodafone** became more integrated into the Group, aimed at taking advantages of the opportunities created by the worldwide scale that only the Vodafone Group enjoys. These include the sharing of development costs of new products and services and the acquisition of network and terminal infrastructures.

The exploitation of synergies and the co-ordination among several companies of the Group also comprises the introduction of the Vodafone brand in the operators controlled by the Group by 2002. Taking advantage of the global presence, the aim is to make Vodafone a leading brand at world level by 2004, with unique identity and values acknowledged by Customers throughout the world.

In this context, Telecel began, in January 2001, to link its brand to the Vodafone brand in its communication, thus reflecting the relation that the Company has with the number one world mobile communications group. The dual brand was introduced in tandem with other operators in six other countries: D2 Vodafone, in Germany; Libertel Vodafone, in Holland; Omnitel Vodafone, in Italy; Europolitan Vodafone, in Sweden; Panafon Vodafone, in Greece; and ClickGSM Vodafone, in Egypt, which will be joined this year by Airtel, in Spain and Eircell, in Ireland.

The year 2001 will be a transitional year, aiming at a smooth migration process to the single Vodafone brand. The aim of bestowing the Vodafone brand in Portugal with the suitable positioning and values by 2002 involves the clear and efficient transfer of the value associated with the Telecel brand to the Vodafone brand. Upon achieving suitable renown, recognition of the Vodafone brand and its association with Telecel, the dual **Telecel Vodafone** brand will be replaced by the single brand, Vodafone.

Telecel Vodafone's new relation with the group has several advantages, namely for the Company's Customers. These will have faster access to innovative technology and more consistent international services, benefiting from the advantages of a great global brand, recognised throughout the world. In 2000, the first benefits of full integration of **Telecel Vodafone** in the group became evident with the launch of the single roaming tariff for Europe and short code dialling access to the Mail Box (123) and to the Customer Support Service (16912) in Europe.

Linked to the line-up of **Telecel Vodafone** in the Vodafone Group are also several advantages for the Company which relate with the opportunities created by the Group's world scale, namely in what concerns to the sharing of new products and services' development costs, to savings in the acquisition of network and terminal equipment infrastructure, to the possibility of benchmarking and sharing of the best practices, to the faster development of pan-European products and services, and, naturally to the great potential deriving from a world leading brand.

07
INFORMATION SYSTEMS

The main areas of focus for the Information Systems in the year 2000 were: adaptation of the systems and applications to new business needs; introduction of improvements in the Customer support systems, with a view to greater efficiency in the use of resources and a substantial improvement in the quality of the service provided; an increase in management efficiency and control of the area, in order to optimise resources; and the guarantee of availability and reliability of the several central business support applications.

In this main area of focus, priority continued to be given to the implementation of the new convergent billing system. The new **YORN** line of business was developed, and Customer support services were adapted to the new products and services, the most important of which was the GPRS. The interconnection systems to the network were also improved so as to enhance its performance. Also within this area, work began on the conversion of the systems to the new phase of the Euro project and the adaptation of the systems to number portability.

With regard to the Customer support systems, a new Customer relation management tool was implemented, which led to considerable improvements in the speed and quality of attendance, optimising the use of transmission means to the Call Centre and making the automatic answering platform more flexible. A new system of directory services was also introduced. Also in this area, the use of applications at answering posts was made more efficient and developments began for Customer care via the Internet.

Tools were developed and management control mechanisms implemented, so as to optimise the existing resources and an effective management of ongoing projects. Improvements were also introduced to the internal systems for the release of information.

Finally, a continued drive was made to increase the availability and reliability of information systems, in order to guarantee continued functioning of the Company in the event of all possible contingencies. The Porto data centre was completed, redundancy and flexibility on the data network was increased and the automatic duplication system between data centres began to be implemented.

08
THE EURO IN TELECEL VODAFONE

To prepare **Telecel Vodafone** for the introduction of the Euro, a working group was created at the start of 1998, with representatives from each department and a full-time Project Manager, under the supervision of the Vice-President of the Financial Area.

The defined conversion strategy has four phases:

- First phase (November 1998): **Telecel Vodafone** billing was issued solely in Escudos, with the totals also shown in Euros, based on an approximate conversion rate. This phase had the aim of increasing our Customers' awareness of the Euro;
- Second phase (February 1999): **Telecel Vodafone** gained the capacity to process all commercial transactions both in Escudos and Euros. The Escudo continued to be the functional denomination used in the Company until 2001;
- Third phase (2001): **Telecel Vodafone** will adopt the Euro; from this moment onwards the Euro will be the functional denomination used by the Company, the Escudo being used only for indicative purposes and as an alternative currency in terms of Customer payments:
- Fourth phase (2002): **Telecel Vodafone** will use solely the Euro, abandoning the Escudo both as an alternative currency and for indicative purposes.

The cost incurred up until the end of March 2001 was approximately PTE 245 million (EUR 1.2 million), including software alterations, training and communication campaigns.

The second phase began in February 1999, enabling **Telecel Vodafone** to denominate, account, charge and pay all transactions in the two currencies. The invoices continue to be issued in Escudos, with simultaneous denomination in Euros at the conversion rate set by the European Union. The Euro will be adopted as the accounting and information currency until the end of October 2001, which means that from this date onwards the Company will communicate and carry out all transactions with Customers, suppliers and public bodies in Euros. Receipts, invoices and other documents will maintain simultaneous presentation of information in Euros and Escudos until the end of the third phase.

TELECEL vodafone

9. HUMAN RESOURCES

In the period between 1 April 2000 and 31 March 2001, **Telecel Vodafone** took on 348 new Employees. The total net increase in Employees over this period was only 2.5%, given the transfer of 53 Employees to the subsidiary **TelecelOnline**, *in addition to an annual turnover rate of* 13%, which reflects the volatility of the Telecommunications job sector.



HUMAN RESOURCES



2,000
1,500
1,000
500
0
1,298
1,649
1,690
March 1999
March 2000
March 2001



Men
Women
Total

The total number of **Telecel Vodafone** Employees, *including* **TelecelOnline** *staff, reached* 1,759 on 31 March 2001, which amounts to a 6.7% increase compared to the previous year.

	31 December					31 March	
	1995	1996	1997	1998	1999	2000	2001
Telecel Vodafone	472	667	878	1,223	1,657	1,649	1,690
TelecelOnline							69
Total Employees	472	667	878	1,223	1,657	1,649	1,759

The **Telecel Vodafone** workforce maintained an average age of around 30 years, with the following distribution on 31 March 2001:



TELECEL
vodafone

BREAKDOWN OF EMPLOYEES BY AGE ON 31 MARCH 2001


68%
26%
0%
1%
5%


Up to 20
From 21 to 30
From 31 to 40
From 41 to 50
More than 50

Continuing the Company policy of constant updating and development of its Employees knowledge and skills, investment in professional training (technical, behavioural and management) amounted to around PTE 563 million (EUR 2,808 million), accounting for 4.7% of staff expenses and covering a total of 1.234 Employees from all functional areas of the Company.

As part of the organisational analysis, undertaken on a regular basis, approximately 50 internal presentations of the year 2000 Employee survey were made. The respective improvements to be implemented were also identified, both in individual departments and for the Company as a whole.

Aware of the importance of attracting and keeping the best senior staff, **Telecel Vodafone** implemented in September 2000 a new Stock Option Plan, which about 170 Employees were entitled to. The main goal of this policy is to establish a closer link between the interests of Shareholders and Employees, and allow the latter to share the success of the Company in the medium and long term.

TELECEL vodafone

10
REVIEW OF THE ACCOUNTS

EVOLUTION OF REVENUES

Total operating revenues in 2000 reached PTE 180.3 billion (EUR 899.3 million), which was an increase of 27.4% compared to the PTE 141.5 billion (EUR 705.8 million) from the same period the previous year.

Of the total operating revenues, PTE 164.5 billion (EUR 820.5 million) came from services provided and PTE 15.8 billion (EUR 78.8 million) came from the sale of equipment and respective accessories. Compared to the same period the previous year, these figures represent a growth of 28.9% and 13.7% respectively.

TOTAL OPERATING REVENUES AND SERVICE REVENUES


PTE billion / EUR million
200
180
160
140
120
100
80
60
40
20
0
7.5 37.4
5.2 25.9
16.6 82.8
13.8 68.8
32.4 161.8
28.6 142.7
58.8 293.3
52.6 262.4
87.7 437.5
78.8 393.1
121.6 606.5
108.4 540.7
173.2 863.9
180.3 899.3
164.5 820.5
1993
1994
1995
1996
1997
1998
1999
2000

Total Operating Revenues
Services Revenues

- Source: Company Reports
- The year 1999 refers to the 15-month period from 1 January 1999 to 31 March 2000 (see chapter IV.8. Alteration to the Financial and Reporting Year);
- The financial information presented in Euros is based on the fixed conversion rate of PTE 200.482 to EUR 1 (see chapter IV.5. Notes on the financial information presented in Euros).

The growth in **Service Revenues** during 2000 reflects, on the one hand, the 38.1% growth in the Customer base, but, on the other hand, a reduction of approximately 3% in the average service revenue per cellular Customer, as already analysed in this report.

The positive evolution of **Equipment Sales** reflects a 16% rise in the number of telephones sold, but at a lower average price in comparison to the same period the previous year.

TELECEL
vodafone

EVOLUTION OF COSTS

Operating expenses, which include all costs apart from financing and extraordinary costs, totalled PTE 151.1 billion (EUR 753.7 million) in 2000, which amounted to a 32.3% increase compared to the PTE 114.2 billion (EUR 569.6 million) registered in the same period the previous year.

The proportion of costs in relation to the total operating revenues increased to 83.8% compared to the 80.7% recorded in the same period the previous year. This was a result of the growth in interconnection costs, in depreciation expenses and in total Customers' acquisition and retention costs as well as the development costs of new businesses.

TOTAL OPERATING COSTS AND PROPORTION OF OPERATING REVENUES


PTE billion / EUR million
160
140
120
100
80
60
40
20
0
180%
140%
120%
100%
80%
60%
40%
20%
0%
148.7%
107.2%
87.7%
77.4%
76.6%
76.8%
79.9%
83.8%
11.0
54.9
17.8
88.8
28.4
141.7
45.5
227.0
66.2
330.2
93.2
464.9
138.4
690.3
151.1
753.7
1993
1994
1995
1996
1997
1998
1999
2000


Total Operating Costs
Proportion of Operating Revenues

Source: Company Reports;
The year 1999 refers to the 15-month period from 1 January 1999 to 31 March 2000 (see chapter IV.6 Alteration to the Financial and Reporting Year)
The financial information presented in Euros is based on the fixed conversion rate of PTE 200.482 to EUR 1 (see chapter IV.3, Notes on the financial information presented in Euros)

The evolution of the different components of operating costs was as follows:

Interconnection Costs, which include the renting of circuits and access to other telecommunications operators' networks totalled PTE 44.3 billion (EUR 221.1 million), a rise of 87.7% compared to the same period the previous year. The proportion in relation to the total operating revenues increased from 16.7%, in the same period the previous year, to 24.6% in 2000. This is explained mainly by the increased interconnection costs among mobile operators, but also the greater number of circuits to cater for the expansion of the **Telecel Vodafone** GSM and IP networks and the interconnection costs linked to the new businesses, despite the improvements obtained in the Price Convention negotiated during the year.

The ***Cost of Equipment and Accessories Sold***, which included not only the cost of the equipment sold, but also the costs related to the activation package and the respective SIM card, totalled PTE 24.8 billion (EUR 123.7 million), slightly up (1.2%) compared to the same period the previous year. The proportion of this category expressed as a percentage of total operating revenues fell from the 17.3%, over the same period the previous year, to 13.8%, reflecting the drop in the average price of equipment, although more units were sold.

Selling, General and Administrative Expenses were PTE 46.2 billion (EUR 230.4 million), a rise of 27.6% compared to the same period the previous year. Items in this category that generated the highest costs were advertising and promotion, long-term agreements with Customers, maintenance and repair, commissions, spectrum fees, consultancy services, information systems and temporary Employees. The proportion of this category in terms of total operating revenues remained at 25.6% in 2000.

TELECEL
vodafone

Wages and Salaries amounted to PTE 11.9 billion (EUR 59.4), representing an increase of 12.3% compared to the same period the previous year, which is chiefly explained by the 6.7% rise in the number of Employees. The proportion of this category expressed as a percentage of total operating revenues dropped from 7.5% to 6.6% in 2000.

Depreciation and Amortisation totalled approximately PTE 21.5 billion (EUR 107.2 million), a rise of 21.5% compared to the PTE 17.7 billion (EUR 88.3 million) registered in the same period the previous year, translated essentially in the ongoing investment drive by the Company in the development of its infrastructures. The proportion of this category expressed in terms of the total operating revenues dropped from 12.5% to 11.9% in 2000.

The value of **Provisions** set aside in 2000 was PTE 2.4 billion (EUR 12.0 million), which is a rise of 50% in relation to the same period the previous year. Provisions represented 1.3% of the total operating revenues of the Company in 2000, the largest proportion of which is the annual provision for bad debt, which amounts to approximately 1.1% of the total operating revenues of the year.

RESULTS

The operating cash flow (EBITDA) generated in 2000 was PTE 50.7 billion (EUR 252.9 million), which is an increase of 12.7% in comparison with the PTE 45 billion (EUR 224.5 million) registered in the same period the previous year.

The margin in relation to the total adjusted service revenues (revenues from telecommunications services less interconnection costs of incoming traffic) dropped from 36.9% to 31.4%, reflecting mainly the growth in Customers' acquisition and retention costs, reductions in tariffs of pre-paid products and fixed-mobile traffic and the costs of developing the new fixed network and Internet businesses.

Telecel Vodafone's GSM business operating cash flow grew 16.3% reaching PTE 54.3 billion (EUR 270.8 million) in 2000, whilst the EBITDA of the new Company businesses was negative in PTE 3.6 billion (EUR 18 million) over the same period.

OPERATING CASH FLOW AND MARGIN ON ADJUSTED SERVICE REVENUES*



PTE billion / EUR million
60
50
40
30
20
10
0
60%
50%
40%
30%
20%
10%
0%
11.8%
30.4%
39.3%
40.4%
39.8%
32.8%
31.4%
1.5
7.5
8.2
40.9
18.6
97.8
30.4
151.6
204.5
56.1
279.8
50.7
252.9
1994
1995
1996
1997
1998
1999
2000

Operating Cash Flow
Margin on Adjusted Service Revenues

* Telecommunications service revenues less interconnection costs for incoming traffic.
• Source: Company Reports.
• *The year 1999 refers to the 15-month period from 1 January 1999 to 31 March 2000 (see chapter IV.B. Alteration to the Financial and Reporting Year).*
• The financial information presented in Euros is based on the fixed conversion rate of PTE 200.482 to EUR 1 (see chapter IV.5. Notes on the financial information presented in Euros)

Non-operating Income (financing and extraordinary), in 2000 amounted to a loss of PTE 3.6 billion (EUR 18.0 million), a decrease of PTE 1.8 billion (EUR 9.0 million), compared with the loss of PTE 1.8 billion (EUR 9.0 million) registered in the same period the previous year. This decrease is mainly the result of the increase in total interest payments on loans obtained, arising from the rise in indebtedness to the Vodafone Group in order to make the heavy investments throughout the year and the payment of the UMTS licence.

Pre-tax Income registered in 2000 was PTE 26.1 billion (EUR 130.2 million), an increase of 3.2% in comparison to the PTE 25.3 billion (EUR 126.2 million) registered in the same period the previous year, which amounted to a margin in relation to the total operating revenues of 14.5%.

Income Tax Provision was PTE 10.0 billion (EUR 49.9 million), a rise of 4.2% compared to the PTE 9.6 billion (EUR 47.9 million) registered in the same period the previous year, the effective tax increasing slightly from 38.0% to 38.4% in 2000.

Net Income thus amounted to PTE 16.1 billion (EUR 80.3 million), equivalent to PTE 74.7 (EUR 0.37) per share, which is a rise of 2.5% compared to the PTE 15.7 billion (EUR 78.3 million) registered in the same period the previous year (PTE 73 per share or EUR 0.36). The margin in relation to total operating revenues, dropped to 8.9% from the 11.1% obtained in the same period the previous year, reflecting the increase in depreciation and a higher tax bill in comparison to the previous year, as well as the development costs of the new **Telecel Vodafone** businesses.

NET INCOME


PTE billion / EUR million
24
20
16
12
8
4
0
-4
-8
1993
1994
1995
1996
1997
1998
1999
2000
2.4
12.0
7.3
20.3
18.1

• Source: Company Reports.
• The year 1999 refers to the 15-month period from 1 January 1999 to 31 March 2000 (see chapter IV.6 Alteration to the Financial and Reporting Year).
• The financial information presented in Euros is based on the fixed conversion rate of PTE 200.482 to EUR 1 (see chapter IV.5 Notes on the financial information presented in Euros).

TELECEL Vodafone

11
INVESTMENT POLICY

Telecel Vodafone continued its policy of heavy investment in its cellular network in 2000, reinforcing its coverage and capacity and introducing new technologies, so as to maintain a high quality service for its Customers. The licence for the operation of a third generation network and the new business areas also contributed to the total investment made in the year.

The accumulated investment in fixed assets reached PTE 214.0 billion (EUR 1,067.4 million) at the end of March 2001, and the annual investment was PTE 64.5 billion (EUR 321.7 million) in 2000.

Of the total investment throughout the year, **Telecel Vodafone** applied around PTE 58.6 billion (EUR 292.3 million) to its mobile business and the remaining PTE 5.9 billion (EUR 29.4 million) in the development of the new Company businesses: Internet (ISP and portal), Indirect Fixed Access and Direct Access. Out of the total amount applied to the mobile business, approximately PTE 28.6 billion (EUR 142.7 million) was invested in the development of the GSM Network and PTE 20.0 billion (EUR 99.8 million) went on the payment of the UMTS licence.

→ ANNUAL CAPITAL EXPENDITURE



PTE billion / EUR million
70
60
50
40
30
20
10
0
6.7
33.4
8.5
42.4
11.3
56.4
14.8
73.8
19.1
95.3
27.6
137.7
46.6
232.4
64.5*
321.7*
1993
1994
1995
1996
1997
1998
1999
2000

* Includes PTE 20 billion (EUR 100 million) of the UMTS licence cost.
• Source: Company Reports
• The year 1999 refers to the 15-month period from 1 January 1999 to 31 March 2000 (see chapter IV.6. Alteration to the Financial and Reporting Year).
• The financial information presented in Euros is based on the fixed conversion rate of PTE 200.482 to EUR 1 (see chapter IV.5. Notes on the financial information presented in Euros).



12
FINANCING POLICY

On 31 March 2001, **Telecel Vodafone**'s interest-bearing liabilities stood at PTE 59.1 billion (EUR 294.8 million), an increase compared to the PTE 27.4 billion (EUR 136.7 million) on 31 March 2000. The need for increased financing in 2000 arose essentially from the continued strong investment policy in order to provide Customers with a high quality service, the higher tax bill and the payment of PTE 20 billion (EUR 99.8 million) for the UMTS licence paid in December 2000.

At the end of March 2001, the Company's liabilities reflected the balance between internal and external financing sources, representing around 61% of its Assets, while the Company's net interest-bearing liabilities in relation to the stock market capitalisation remained at a relatively low level (approximately 12%).

In 2000, the Company continued its policy of obtaining finance from its major Shareholder, the Vodafone Group, which had begun in April 1999 with AirTouch. As such, on 31 March 2001, **Telecel Vodafone**'s interest-bearing liabilities were made up of shareholder loans amounting to a total value of EUR 240.0 million (PTE 48.1 billion) and PTE 11.0 billion (EUR 54.9 million) of short-term financing (bank overdrafts).

→ INTEREST-BEARING LIABILITIES


PTE billion / EUR million
65
60
55
50
45
40
35
30
25
20
15
10
5
0
6.2
10.5
52.4
17.5
87.3
15.8
79.3
13.8
68.8
18.0
89.8
27.4
136.7
59.1
294.8
1993
1994
1995
1996
1997
1998
1999
2000

• Source: Company Reports.
• The year 1999 refers to the 15-month period from 1 January 1999 to 31 March 2000 (see chapter IV.6. Alteration to the Financial and Reporting Year)

TELECEL Vodafone

13
CMVM (PORTUGUESE SECURITIES MARKET COMMISSION) RECOMMENDATIONS CONCERNING THE GOVERNING OF COMPANIES LISTED ON THE STOCK MARKET

This chapter outlines the statement from the Management Board of **Telecel Vodafone**, with regard to the CMVM recommendations concerning the governing of companies listed on the stock market.

I - Disclosure of information

1. Division of tasks among the Company's decision making personnel
Telecel Vodafone adopted, from the point of view of its internal organisation, a model containing two Company Bodies - the Management Board and the General Council.

The adoption of this model guarantees the participation of Shareholders in questions concerning the tasks administered by the General Council. In effect, under the terms of article 12 of the Company Statutes, this Company Body consists of a total of seven members, which must be **Telecel Vodafone** Shareholders with the right to vote.

Amongst the various tasks under the charge of the General Council, is the monitoring of the activity of the Management Board, the capacity to promote and convene General Assemblies and the approval of the Report and Accounts drawn up by the Management Board (article 13).

The Management Board itself must carry out the management of the Company businesses, and as such, undertake the strategic options of the Company. The Management Board is also responsible for representing the Company, as well as deciding on the acquisition, charging or transfer of any goods. However, certain acts that Management proposes to undertake must receive prior consent from the General Council, particularly the purchase, sale or subscription of shares in other companies, the approval of annual activity and budget plans, the contracting of loans that exceed the amount fixed by the General Council, in addition to the undertaking of advances on profits to Shareholders.

2. Functions of the members of the Administrative Bodies and positions held in other companies
The functions exercised by Management Board members of **Telecel Vodafone** are dictated by the group of tasks to which they are entrusted by the Statutes and by corporate laws.

The current members of the **Telecel Vodafone** Management Board who on this date hold positions in other companies are the following:

António Rui de Lacerda Carrapatoso (Chairman):
- Non-executive member of the Board of Directors of the mobile operator Airtel (Spain);
- Non-executive member of the Board of Directors of the mobile operator Panafon Vodafone (Greece);
- Member of the Vodafone European Council (United Kingdom);
- Chairman of the Board of Directors of **TelecelOnline**;
- Chairman of the Board of Directors of **Nexenter**;
- Chairman of the **Telecel Vodafone** Foundation.

António Manuel da Costa Coimbra
- Board member of **TelecelOnline**;
- Board member of the **Telecel Vodafone** Foundation.

Paulo Jorge Gonçalves Pereira Rodrigues da Silva
- Board member of **TelecelOnline**;
- Board member of **Nexenter**;
- Board member of the **Telecel Vodafone** Foundation.

3. Performance of shares on the Stock Market
The performance of **Telecel Vodafone** shares on the Stock Market during the 12 months ended 31 March 2001 is shown by the following graph:


TELECEL
vodafone

TELECEL VODAFONE SHARE PRICE EVOLUTION (1 APRIL 2000 - 31 MARCH 2001)


Closing Price (EUR)
22.50
20.00
17.50
15.00
12.50
10.00
01-Apr-00
01-May-00
01-Jun-00
01-Jul-00
01-Aug-00
01-Sep-00
01-Oct-00
01-Nov-00
01-Dec-00
01-Jan-01
01-Feb-01
01-Mar-01
31-Mar-01

It is pointed out that during the period referred to, **Telecel Vodafone** did not carry out any share capital increase, nor did it issue any securities liable to lead to a share holding position in the Company.

Chapter 1.7 of the Report and Accounts outlines the performance of **Telecel Vodafone** shares on the Stock Market from 9 December 1996 to 31 March 2001.

4. Dividend Distribution Policy
In the previous financial year and taking into account the granting of a UMTS licence, **Telecel Vodafone**'s General Assembly decided that no dividends would be distributed to its Shareholders. It is pointed out that, in the second half of the year 2000, the Company took part in a public tender issued by the Portuguese Government for the awarding of UMTS licences. It duly obtained a licence following the assessment of proposals by the Analysis Commission, which will involve the undertaking of considerable investment in the coming years.

5. External agreements with regard to the exercising of Company rights or the transferability of shares
Telecel Vodafone has no knowledge on this date of the existence of any external agreements drawn up by its Shareholders with regard to their shares.

The **Telecel Vodafone** statutes do not impose any statutory limitation on the transfer of shares.

6. Use of new information technology in the disclosure of financial information and preparatory documents for General Assembly meetings
From August 1999 **Telecel Vodafone** has provided financial information about the Company on its homepage (www.**telecelvodafone**.pt).

Telecel Vodafone also releases various information using several methods, especially through e-mail, always in strict compliance with the respective applicable legal rules.

7. Support suite for the investor
With regard to support for the investor, **Telecel Vodafone**'s Corporate Communications and Investor Relations Department has the function of offering aid to investors.

This department is run by Ms. Paula Pato and Ms. Ana Catarina Braga under the guidance of the executive responsible for relations with the market and with the CMVM, Ms. Luísa Pestana. Investors may request information or present complaints by telephone (+351.91.378.5252/ +351.21.722.5252), fax (+351.21.722.5480), letter (Centro Empresarial Torres de Lisboa, Rua Tomás da Fonseca Torre A, 15° C, 1649-032 Lisboa) or e-mail (ir@**telecelvodafone**.pt). It is **Telecel Vodafone** policy to respond to all queries as quickly as possible.

II - Exercising the right to vote and representation of the Shareholders

8. Exercising the right to vote
Under the terms of article 7 of the **Telecel Vodafone** Statutes, Shareholders can take part in the General Assemblies with the right to vote provided that they have at least 10 shares.

Article 8 of the **Telecel Vodafone** Statutes allows voluntary representation in General Assembly meetings. In the case of individuals, they may be represented by another Shareholder, any member of the Management Board or other person that corporate law permits. Under the terms of the same norm, the instruments of voluntary representation must be addressed to the chairman of the General Assembly Board and delivered to the Company at least three days in advance of the date of the meeting.

TELECEL vodafone

The **Telecel Vodafone** Statutes do not expressly contain the "vote by correspondence". Nonetheless, the Company implemented the possibility of doing so during the previous financial year. Shareholders who intend to vote by correspondence must send a letter to the Company's head offices, addressed to the chairman of the General Assembly Board, which contains their vote on each of the points on the agenda. This letter must contain a signature recognised and authenticated by the Company secretary.

9. Perfecting of procedures connected to representation requests

It has been **Telecel Vodafone** practice to include in the convening of the General Assembly meeting, indication with regard to the terms and conditions concerning participation of the Shareholders in these meetings.

Telecel Vodafone will continue the practice of including in the convening of the General Assembly meetings, mention of the possibility and the terms under which its Shareholders can exercise their vote by correspondence as established in article 22, no. 3 of the Securities Code.

III - Corporate Regulation

10. Measures adopted to prevent the success of public takeover bids

The Company has no intention of creating mechanisms that may lead to the premeditated erosion of the Company assets in the event of a takeover or change in the composition of the Management Body.

IV - Structure and functioning of the Management Body

11. Plurality in the composition of the Management Body

Telecel Vodafone Management Board met on a regular basis throughout 2000 with the aim of guaranteeing the effective control of the management of the Company. The General Council, charged with monitoring the activity of the Management Board, met periodically over the same year under the terms of the Law and the Statutes.

Experience has shown that the number of members that make up the aforementioned Bodies is adequate for the carrying out of their tasks.

12. Balance on the Executive Commission between the Board Members connected to the major Shareholders and the independent Board Members

Not applicable given that the internal structure of **Telecel Vodafone** does not encompass an executive commission.

Nonetheless, it should be mentioned that **Telecel Vodafone** General Council must be composed of Company Shareholders and that its Management Board can consist of persons who are not Company shareholders. This establishes a balance of power within **Telecel Vodafone** that has proven to be suitable, with regard to appropriate Company management.

13. Creation of internal control commissions for material that may give rise to potential conflicts of interest, professional confidentiality and diligence in the running of the Company

The regulations outlined in the Commercial Companies' Code and the Securities Code impose special duties on members of the Management Bodies with regard to conflicts of interest, obligation to confidentiality and diligence in the running of Company affairs. It has been a concern of **Telecel Vodafone** to inform its senior personnel about the importance of controlling all situations that are liable to violate any of the aforementioned duties.

No conflicts of interest have arisen at **Telecel Vodafone** to justify the adoption of internal control commissions. However, **Telecel Vodafone** does not reject their creation when they prove to be necessary to guarantee healthy, prudent and transparent management of the Company.

On this matter, reference must also be made to the existence of a monitoring commission whose function is to monitor the activity of the Management Board as outlined in stipulation no. 2 of article 344 of the Commercial Companies' Code.

14
DISTRIBUTION OF RESULTS

Taking into account the plan of activities for 2001, the investment needed for the introduction of UMTS technology and the start-up of third generation services, as well as the recommendations of the General Council, the Management Board proposes that the net income gathered for 2000, amounting to a profit of PTE 16.2 billion (EUR 80.8 million), be applied in the following manner:

Reinforcement of the Legal Reserve: 5% of net results, equivalent to PTE 0.8 billion (EUR 4.0 million);

Free Reserves: the remaining PTE 15.4 billion (EUR 76.8 million).

This proposal only applies to the 2000 results and therefore will be reconsidered on an annual basis.

15
FUTURE OUTLOOK

The strong competitiveness that characterises the Portuguese cellular market is expected to continue in the coming years, as a result of the entrance of a new operator and the widening range of offers and services based on technological advances, namely, GPRS e UMTS.

The total number of Customers is forecast to continue to increase, both with regard to the cellular service and the new areas of the Telecommunications market, namely data and Internet services. Owing to the continuing evolution of mobile technology, it will be possible to provide new data and video services, in addition to the voice service that prevails today. It is forecast that within five years between 20% and 40% of mobile revenue will come from data services and the Internet. These services will be supported by standardised access protocols, such as WAP, and by the evolution of the second generation GSM, mainly GPRS, that will enable a more efficient and faster transmission of data through packages. The subsequent introduction of UMTS will generate new and further abundant potential in this area.

Telecel Vodafone is particularly well positioned and equipped to take advantage of these new opportunities afforded by the market and the technological advances. The Company is set on leading the mobile data revolution in the country, as shown by its pioneering of the WAP service and HSCSD technology in Portugal, and the provision of GPRS services. Third generation mobile services will soon follow, where **Telecel Vodafone**, as was the case with GSM, will play a leading role as a catalyst of this market in Portugal. The Company is convinced that UMTS will play a fundamental role in developing the Information and Knowledge Society.

In 2001, **Telecel Vodafone** will aim to increasingly satisfy the global communication needs of its Customers, continuing to provide innovative services geared towards an increasingly demanding market, with regard to fixed, mobile and convergent communications. Owing to the heavy investments that are to be ploughed into the construction of the UMTS network, the expansion of several business areas in which the Company operates, the reinforcement of coverage and quality and the introduction of new functions on the cellular network, it is expected that the capital expenditure on fixed assets in 2001 will exceed that of 2000.

In 2001, the **Telecel Vodafone** Management Board and all of the Company's Employees will continue to strive to achieve their full potential and give their greatest effort so as to further increase the revenue, cash flow and net income of the Company.

TELECEL vodafone

16
CLOSING REMARKS

Telecel Vodafone is one of the leading Telecommunications companies in Portugal and an international benchmark in the cellular business area. In terms of revenue of services provided, it is the second largest telecommunications operator in the country. It is also one of the largest, most profitable and prestigious companies of the Portuguese economy.

Since the Company started its activity, **Telecel Vodafone** has worked to develop the skills needed to achieve the leading position that it holds in the mobile telecommunications market. These skills have enabled it to successfully overcome the challenges it has faced and profit from the opportunities afforded by technological developments. **Telecel Vodafone** holds a UMTS licence (having been classified in first place in the respective tender) and is ready to play the same leading role with the third mobile generation that it had with GSM, continuing to be one of the main growth drivers of the market and contributing significantly for the economical development of the Portuguese Society.

17
ACKNOWLEDGEMENTS

The year 2000 was once again a year of growth and consolidation of **Telecel Vodafone**'s competencies. We are confident that the Company will continue to develop strongly in 2001, responding positively to the challenges it faces. We would like to close by expressing our earnest gratitude to the following:

Our **Customers**, who aid us constantly with their criticism and suggestions and whose expectations we always strive to live up to.

Our **Employees**, whose effort and dedication has made it possible to build one of the most dynamic Portuguese companies, of considerable size and profitability, able to offer a high quality of service to our Customers.

Our **Distributors** and **Suppliers**, who have responded effectively to our needs and who have been our fundamental partners in the project.

Our **Shareholders**, who have constantly given us their support and co-operation. We are confident we will continue to merit their full confidence.

The **Public and Governmental Bodies**, which were open to dialogue with our Company and looked to understand our problems and expectations.

Finally a special mention of gratitude for the members of our Corporate Bodies: the **General Council**, the **Official and Independent Auditors** and the **General Assembly Board.**

Lisbon, 2 July 2001

THE MANAGEMENT BOARD
António Rui de Lacerda Carrapatoso (Chairman)
António Manuel da Costa Coimbra
Ian Thomas Johnson
Paul Michael Roberti
Paulo Jorge Gonçalves Pereira Rodrigues da Silva


TELECEL
vodafone


WARM RED
RED ORANGE
DARK RED

III. INDEPENDENT ACCOUNTANT'S OPINION AND OTHER LEGAL NOTICES

TELECEL
vodafone

Worlds of colour and cultures that spell diversity.

Belongings, attitudes, variety, differences that may find expression in us.





01
GENERAL COUNCIL ACTIVITY REPORT - 2000

To the Shareholders of **Telecel Vodafone**,

Under the terms of the Law and the Statutes. the General Council met periodically during 2000, with a view to accompanying and monitoring the activity of the Management Board and the Company in general.

In May 2000. the Council approved the Management Board's Report and the Accounts with regard to the financial year of 1999, which, together with the 1999 General Council Activity Report, was submitted for appreciation of the General Assembly and duly approved. The Council also approved **Telecel Vodafone**'s proposal concerning the implementation of information technology projects. which led to the constitution of the companies **CelFocus** and **Nexenter.** On the same date the Council expressed its gratitude to Mr. Jeffrey Clark, Mr. Thomas Isaksson and Mr. Vernon Tyerman for their effort and valuable support whilst members of the General Council.

In September 2000, the Council welcomed Mr. Dan Hess, Mr. George Koronias. Mr. Ian Maxwell and Mr. Thomas Geitner, as new members of the General Council, counting on their indispensable support for the good performance of the Council. The General Council members gave their support to the plan for a tender for a licence to operate UMTS technology and approved the constitution of the **Telecel Vodafone** Foundation, as part of this proposal.

In the General Council meeting in December 2000. the initiatives to be carried out at the core of the Vodafone Group and their respective benefits to the Company were analysed. On the same date the Council congratulated itself on the fact that the **Telecel Vodafone** proposal was classified in first place in the tender for the granting of UMTS licences in Portugal.

In March 2001, the Council approved the Budget and Business Plan for the year 2001, which outlined the Company activity during this financial year.

The Council congratulates the enormous dynamics and management excellency maintained by the Company and respective Management Board in 2000, both in the expansion of its business areas and the consolidation of its strong position in the market, confirmed by the continued growth of its revenue, EBITDA and Customer base.

Lisbon. 3 July 2001

The General Council

TELECEL vodafone

02
STOCK TRADING ACTIVITY BY MANAGEMENT BOARD AND GENERAL COUNCIL MEMBERS

GENERAL COUNCIL	Held on 31/03/00		Acquired between 01/04/00 and 31/03/01		Sold Between 01/04/00 and 31/03/01		Balance on 31/03/01	
	Shares	Bonds	Shares	Bonds	Shares	Bonds	Shares	Bonds
MEMBERS								
Vodafone Europe B V *	109,411,070	-	-	-	-		109,411,070	-
Adriana Nugter	10	-	-	-	-	-	10	-
Daniel Jennis Hess	-	-	10	-	-	-	10	-
George Koronias	-	-	10	-	-	-	10	-
Michael Pitt	10	-	-	-	-	-	10	-
Thomas Geitner	-		10	-	-	-	10	-

* Following the change in statutes dated 4 September 2000, the company name Vodafone AirTouch (Europe) B V was altered to Vodafone Europe B V

MANAGEMENT BOARD	Held on 31/03/00		Acquired between 01/04/00 and 31/03/01		Sold Between 01/04/00 and 31/03/01		Balance on 31/03/01	
	Shares	Bonds	Shares	Bonds	Shares	Bonds	Shares	Bonds
MEMBERS								
António Carrapatoso	16,000	-	-	-	-	-	18,000	-
António Coimbra	2,500	-	7,500	-	-	-	10,000	-
Ian Thomas Johnson	-	-	-	-	-	-	-	-
Paul Roberti	-	-	-	-	-	-	-	-
Paulo Rodrigues da Silva	-	-	-	-	-	-	-	-

António Carrapatoso
On 12 September 2000, he was authorised to acquire up to 57,508 shares from **Telecel Vodafone** at the unit price of EUR 15.30 (PTE 3,067). No purchase or sale of **Telecel Vodafone** shares was made in the twelve months ended March 2001.

António Coimbra
On 12 September 2000, he was authorised to acquire up to 36.604 shares from **Telecel Vodafone** at the unit price of EUR 15.30 (PTE 3,067). He acquired, at EUR 14.33 (PTE 2,873), 3,500 shares on 25 September 2000 and acquired, at EUR 13.30 (PTE 2,666), 4,000 shares on 6 October 2000.

Ian Thomas Johnson
Does not hold any **Telecel Vodafone** shares and is not covered by the Company's Stock Option Plan.

Paul Roberti
Does not hold any **Telecel Vodafone** shares and is not covered by the Company's Stock Option Plan.

Paulo Rodrigues da Silva
On 12 September 2000, he was authorised to acquire up to 34,231 shares from **Telecel Vodafone** at the unit price of EUR 15.30 (PTE 3,067). No purchase or sale of **Telecel Vodafone** shares was made in the twelve months ended March 2001.

Chartered Accountant
Sociedade Ledo, Morgado e Associados - Sociedade de Revisores Oficiais de Contas (SROC) does not hold Company shares or bonds.
Mr. Manuel Maria de Paula Reis Boto does not hold Company shares or bonds.

03
LIST OF QUALIFIED SHAREHOLDERS OF THE COMPANY SHARE CAPITAL

In compliance with that stipulated in line e) of no. 1 of article 6 of Regulation 11/2000 of the CMVM. we show the Shareholders that own at least 2% of the voting rights with regard to the **Telecel Vodafone** share capital, on 31 March 2001:

	31/03/01		
Shareholder	**No. of Shares**	**% of Share Capital**	**% of Voting Rights**
Vodafone Europe B.V.	109,411,070	50.89%	50.89%
Others	105,588,930	49.11%	49.11%

Vodafone Europe B.V. directly holds a total of 109,411,070 shares in the Company, representing a holding of 50.89% of the share capital and voting rights. The remaining 105,588,930 shares dispersed on the Stock Market are equivalent to 49.11% of the share capital with identical voting rights.

TELECEL Vodafone

04
EXTRACT FROM THE MINUTES OF THE TELECEL VODAFONE GENERAL COUNCIL MEETING

(...)

2 - Approval of the 2000 Board of Management Report and Financial Statements

Mr. Carrapatoso, President of the Board of Management, presented the Board of Management Report and the Financial Statements for the year 2000, period from 1 April 2000 to 31 March 2001, and explained the main events of the period, as well as a summary of the contents of the Report.

Mr. Manuel Maria Reis Boto from the Chartered Account firm "Ledo, Morgado e Associados" described the work carried out in order to review the 2000 accounts. He then presented the Legal Certification of Accounts and the Chartered Account Report for the 2000 financial year. Mr. Manuel Maria Reis Boto reiterated his favourable opinion of the 2000 accounts and recommended that the General Council approve the accounts.

As there were no comments namely on Section 14 of the Board of Management Report - Distribution of Results - the Legal Certification of the Accounts and the Report from the External Auditor, Mr. Hess requested the Council to vote its approval for the Board of Management Report and the Financial Statements for the year 2000. They were approved by unanimous vote.

3 - Approval of the General Council Report

The Council reviewed the General Council Activity Report for 2000, which was put to vote and unanimously approved.

(...)

3 July 2001
Lisbon, Portugal

05
REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders of
Telecel – Comunicações Pessoais, S.A.

1. We have audited the accompanying consolidated balance sheet of Telecel – Comunicações Pessoais, S.A. as of March 31, 2001, and the related consolidated statements of income (by nature and by functions) and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's Board of Directors. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

2. We conducted our audit in accordance with generally accepted auditing standards in Portugal. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

3. In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of Telecel – Comunicações Pessoais, S.A. as of March 31, 2001 and the consolidated results of its operations and its consolidated cash flows for the year then ended, in conformity with generally accepted accounting principles in Portugal.

4. As mentioned in Note 14. of the consolidated financial statements, Telecel – Comunicações Pessoais, S.A. has changed for statutory and tax reporting purposes its accounting period. Such change was effective since 1 April 2000. Therefore, the Company has opted to present income statements (by nature and by functions) for the following periods: (i) 1 April 2000 to 31 March 2001; (ii) 1 April 1999 to 31 March 2000 (unaudited); (iii) 1 January 1999 to 31 March 2000. The financial statements for the fifteen month period comprised between 1 January 1999 and 31 March 2000 were audited by another firm who issued their report on 16 May 2000.

DELOITTE & TOUCHE
July 3, 2001

TELECEL
vodafone



IV. FINANCIAL STATEMENTS

TELECEL

vodafone


Empty worlds waiting to be filled.
Opportunities, hopes, wishes and enthusiasm that drive us forward.



01
BALANCE SHEET ON 31 MARCH 2001

TELECEL
Vodafone

(Amounts expressed in Portuguese Escudos)

ASSETS	Note	31-03-2001 Gross Assets	31-03-2001 Depreciation and provisions	31-03-2001 Net Assets	31-03-2000 Net Assets
FIXED ASSETS					
Intangible assets					
Installation expenses		7,467,901,356	6,069,827,824	1,398,073,532	845,133,876
Research and development expenses		6,484,563,711	4,720,947,773	1,763,615,938	1,534,364,919
Industrial property and other rights		245 217,237	7,516,599	237,700,638	230,810,108
Work in progress		20,972,877,456		20,972,877,456	401,716,465
	25,27	35,170,559,760	10,798,292,196	24,372,267,564	3,012,025,068
Fixed assets					
Land and natural resources		757,662,121		757,662,121	757,662,121
Buildings and other constructions		18,001,345,048	4,800,853,868	13,200,491,180	11,504,457,186
Machinery and equipment		111,356,206,696	42,914,774,004	68,442,132,692	52,075,864,002
Transportation equipment		1,984,379,135	1,082,350,020	892,029 115	729,276,118
Tools and other equipment		4,124,450,000	2,621,731,995	1,502,718,005	1,549,302,209
Office equipment		25,249 045,086	16,501,022 858	8,748,023,028	7,550,065,850
Other fixed assets		11,386,500	10,903,812	482,688	1 267,221
Work in progress		13,817 763,075		13,817,763,075	12,660,098,908
	27	175,272,869,481	67,911,636,357	107,361,322,694	86,837,984,383
Financial investments					
Investment in group companies		400,964,000		400,964,000	
Loans to group companies					
Capital shares in associated companies		183,277,886		183,277,886	
Securities and other financial applications		29,320,493		29 320,493	
	27	613,562,379		613,562,379	
CURRENT ASSETS					
Stocks					
Merchandise	32,48,50	5,770,410,285	1,051,656,545	4,718,753,740	8,712,433,928
Advances for purchases					
		5,770,410,285	1,051,656,545	4,718,753,740	8,712,433,928
Short term receivables					
Trade debtors		24,938,886,555		24,938,886,555	14,172,463,452
Doubtful trade debtors	48	11,444,994,053	11,348,410,716	96,583,337	
Advances to Customers					
Advances to trade creditors		1,158,767,062		1 158,767,062	1,507,063,892
Advances to fixed assets suppliers		13,447,711		13,447,711	16,747,711
State and public entities	54	349,951,795		349,951,795	231,134,541
Other debtors		252,567,304		252,567,304	268,132,429
		38,158,596,480	11,348,410,716	26,810,185,764	16,196,842,025
Bank deposits and cash in hand					
Cash at banks		362,531,038		362,531,038	202,960,716
Cash in hand		16,302,041		16,302,041	7,368,667
		378,833,079		378,833,079	210,329,383
Accruals and deferrals					
Accrued income	55	12,353,705,879		12,353,705,879	6,541,076,406
Deferred costs	55	12,566,713,428		12,566,713,428	9,394,087,345
		24,920,419,307		24,920,419,307	15,935,163,751
Total depreciation			78,709,928,753		
Total provisions			12,400,067,261		
Total assets		280,285,340,741	91,109,996,014	189,175,344,727	130,903,478,518

* The accompanying notes on the financial statements are an integral part of these financial statements

THE CHIEF ACCOUNTANT

THE MANAGEMENT BOARD

TELECEL
Vodafone

(Amounts expressed in Portuguese Escudos)

SHAREHOLDERS' EQUITY AND LIABILITIES	Note	31-03-2001	31-03-2000
SHAREHOLDERS' EQUITY			
Share Capital	56, 57, 58	21,551,815,000	21,551,815,000
Own Shares			
Nominal value	58	(46,814,658)	(4,502,828)
Share premium	58	(1,310,556,427)	(101,275,792)
Supplementary contributions			
Reserves			
Legal reserve	58	3,061,530,339	2,088,196,556
Statutory reserve			
Contractual reserves			
Special reserves	58	34,354,142,646	15,110,800,776
Retained earnings			
Net income	58	16,064,561,800	20,266,675,651
Anticipated dividends			
Total shareholders' equity		73,704,678,603	58,691,709,377
LIABILITIES			
PROVISIONS FOR RISKS AND CHARGES			
Provision for pension			
Other provisions for risks and charges	46	3,430,745,317	2,153,983,704
		3,430,745,317	2,153,983,704
LIABILITIES - MEDIUM AND LONG TERM			
Debentures			
Convertible			
Non convertible			
LIABILITIES - SHORT TERM			
Debentures			
Convertible			
Non convertible			
Bank loans	52	10,083,888,371	5,358,855,457
Advances on sales			
Trade creditors		8,839,029,816	9,061,466,503
Trade creditors - invoices pending approval		9,370,742,337	7,368,082,970
Trade bills payable			
Other shareholders	59	48,115,850,000	21,080,808,998
Fixed assets suppliers		8,371,497,836	5,310,457,835
State and public entities	54	2,729,254,352	7,074,384,806
Other creditors		1,375,276,476	694,415,443
		90,785,381,248	55,918,072,942
ACCRUALS AND DEFERRALS			
Accrued costs	55	15,989,931,233	7,424,544,441
Deferred income	55	5,264,628,126	5,515,168,052
		21,254,059,359	12,939,712,493
Total liabilities		115,470,665,924	72,011,769,138
Total shareholders' equity and liabilities		189,175,344,727	130,903,478,515

• The accompanying notes on the financial statements are an integral part of these financial statements.

THE CHIEF ACCOUNTANT

THE MANAGEMENT BOARD

TELECEL VODAFONE

(Amounts expressed in Euros)

ASSETS	31-03-2001 Gross Assets	31-03-2001 Depreciation and provisions	31-03-2001 Net Assets	31-03-2000 Net Assets
FIXED ASSETS				
Intangible assets				
Installation expenses	37,249,735	30,270,174	6,979,561	4,215,510
Research and development expenses	32,044,857	23,347,988	8,796,870	7,053,079
Industrial property and other rights	1,223,139	37,493	1,185,646	1,151,276
Work in progress	104,612,272		104,612,272	2,003,753
	175,430,012	53,661,654	121,568,358	16,023,818
Fixed assets				
Land and natural resources	3,779,203		3,779,203	3,779,203
Buildings and other constructions	89,790,331	23,946,558	65,843,772	57,383,934
Machinery and equipment	555,445,809	214,057,990	341,387,819	259,750,315
Transportation equipment	9,748,402	5,298,980	4,449,422	3,337,614
Tools and other equipment	20,572,675	13,077,144	7,495,531	7,728,338
Office equipment	125,941,710	82,306,755	43,634,955	37,658,570
Other fixed assets	56,796	54,388	2,408	8,321
Work in progress	68,922,811		68,922,811	63,197,680
	674,257,836	338,741,815	335,516,021	433,146,040
Financial investments				
Investment in group companies	2,000,000		2,000,000	
Loans to group companies				
Capital shares in associated companies	914,186		914,186	
Securities and other financial applications	146,250		146,250	
	3,060,436		3,060,436	
CURRENT ASSETS				
Stocks				
Merchandise	28,782,685	5,245,641	23,537,044	43,457,437
Advances for purchases				
	28,782,685	5,245,641	23,537,044	43,457,437
Short term receivables				
Trade debtors	124,394,552		124,394,552	70,691,960
Doubtful trade debtors	57,097,390	56,605,634	491,756	
Advances to Customers				
Advances to trade creditors	5,779,908		5,779,908	7,517,203
Advances to fixed assets suppliers	67,077		67,077	93,537
State and public entities	1,745,552		1,745,552	1,152,894
Other debtors	1,259,800		1,259,800	1,337,409
	190,334,277	56,605,634	133,728,643	80,793,023
Bank deposits and cash in hand				
Cash at banks	1,808,297		1,808,297	1,012,364
Cash in hand	81,314		81,314	36,755
	1,889,611		1,889,611	1,049,119
Accruals and deferrals				
Accrued income	61,620,025		61,620,025	32,626,752
Deferred costs	62,682,502		62,682,502	46,857,510
	124,302,527		124,302,527	79,484,262
Total depreciation		392,803,469		
Total provisions		61,651,275		
Total assets	1,398,057,385	454,454,744	943,602,641	652,943,706

* The financial information presented in Euros is based on the fixed conversion rate of PTE 200.482 to EUR 1 (see chapter IV.3. Notes on the financial information presented in Euros)

THE CHIEF ACCOUNTANT

THE MANAGEMENT BOARD

TELECEL
vodafone

(Amounts expressed in Euros)

SHAREHOLDERS' EQUITY AND LIABILITIES		31-03-2001	31-03-2000
SHAREHOLDERS' EQUITY			
Share Capital		107,500,000	107,500,000
Own Shares			
Nominal value		(233,511)	(22,460)
Share premium		(8,537,028)	(505,181)
Supplementary contributions			
Reserves			
Legal reserve		16,370,609	10,316,121
Statutory reserve			
Contractual reserves			
Special reserves		171,407,621	75,372,357
Retained earnings			
Net income		80,129,697	101,089,752
Anticipated dividends			
	Total shareholders' equity	367,637,388	293,750,608
LIABILITIES			
PROVISIONS FOR RISKS AND CHARGES			
Provision for pension			
Other provisions for risks and charges		17,112,485	10,744,026
		17,112,485	10,744,026
LIABILITIES – MEDIUM AND LONG TERM			
Debentures			
Convertible			
Non convertible			
LIABILITIES - SHORT TERM			
Debentures			
Convertible			
Non convertible			
Bank loans		54,767,394	31,716,840
Advances on sales			
Trade creditors		49,076,874	45,198,504
Trade creditors - invoices pending approval		46,741,066	38,751,743
Trade bills payable			
Other shareholders		240,000,000	105,000,000
Fixed assets suppliers		41,758,866	28,488,451
State and public entities		13,613,483	35,288,883
Other creditors		6,858,820	3,483,730
		480,856,475	283,908,161
ACCRUALS AND DEFERRALS			
Accrued costs		79,757,441	37,033,472
Deferred income		26,259,854	27,609,542
		106,017,296	64,643,014
	Total liabilities	575,985,253	359,193,190
	Total shareholders' equity and liabilities	943,622,641	652,943,798

* The financial information presented in Euros is based on the fixed conversion rate of PTE 200.482 to EUR 1 (see chapter IV.5. Notes on the financial information presented in Euros)

THE CHIEF ACCOUNTANT

THE MANAGEMENT BOARD

TELECEL Vodafone

02

STATEMENT BY NATURE OF COSTS AND INCOME FOR THE FINANCIAL YEAR ENDED 31 MARCH 2001

(Amounts expressed in Portuguese Escudos)

EXPENSES	Note	01-04-2000 to 31-03-2001		01-04-1999 to 31-03-2000*		01-01-1999 to 31-03-2000	
Cost of goods sold	49	24,788,882,077		24,538,271,321		30,528,818,847	
Supplies and services		78,991,294,776	103,780,176,852	52,830,849,280	77,367,120,601	64,218,322,045	94,747,140,892
Employee costs							
Salaries and wages	39	8,480,827,986		6,782,668,078		8,368,209,043	
Social charges and other	39	3,424,594,650	11,905,422,636	3,833,242,888	10,615,910,966	4,888,825,455	13,237,034,498
Depreciation and amortisation	37	21,515,213,045		17,660,073,116		21,289,387,528	
Provisions	46	2,426,831,193	23,942,044,238	1,881,802,779	19,541,875,895	2,204,031,355	23,493,418,883
Taxes		3,749,301,927		2,784,264,762		3,380,511,479	
Other operating costs		7,743,499,250	11,492,801,177	4,176,048,906	6,960,313,668	4,635,976,218	8,016,487,697
(a).........			161,120,444,903		114,486,221,130		139,494,081,770
Losses in group and associated companies							
Amortisation and provisions of financial applications and investments							
Interest payable and other financial expenses	44	3,617,115,924	3,617,115,924	2,020,896,947	2,020,896,947	2,314,483,099	2,314,483,099
(c).........			164,737,560,827		116,508,118,077		141,808,564,869
Extraordinary charges	45	1,298,263,130	1,298,263,130	1,100,211,482	1,100,211,482	1,453,250,771	1,453,250,771
(e).........			166,035,823,957		117,608,329,559		143,261,815,640
Income tax	53	10,015,821,152	10,015,821,152	9,613,317,171	9,613,317,171	12,072,762,272	12,072,762,272
(g).........			166,051,645,109		127,219,646,730		155,334,577,912
Net income			16,064,561,900		15,704,719,771		20,266,675,651
			182,116,207,009		142,924,366,501		175,601,253,563

INCOME	Note	01-04-2000 to 31-03-2001		01-04-1999 to 31-03-2000*		01-01-1999 to 31-03-2000	
Sales	38		15,758,916,041		13,872,486,086		16,718,033,534
Services rendered	38		164,500,697,485		127,618,120,788		156,504,123,275
Capitalisation of own costs							
Subsidies							
Supplementary income and other operating income			503,604,537		97,563,571		171,958,613
(b).........			180,761,218,063		141,588,170,445		173,394,115,422
Gains in group and associated companies	44	13,870,796					
Interest received on bonds and investment securities	44	70,324,854		91,517,530		117,519,795	
Other financial income	44	1,033,760,314	1,117,955,964	561,241,820	652,759,350	643,205,045	760,724,840
(d).........			181,879,174,027		142,238,929,795		174,154,840,262
Extraordinary income	45		237,032,982		685,436,743		1,446,413,301
(f).........			182,116,207,009		142,924,366,501		175,601,253,563
Operating income			29,640,773,160		27,100,949,276		33,080,033,652
Financial costs, net			(2,499,159,960)		(1,368,137,594)		(1,553,758,259)
Current income			27,141,613,200		25,732,811,681		32,348,275,393
Income before income tax			26,080,383,052		25,318,036,942		32,339,437,923
Net income			16,064,561,900		15,704,719,771		20,266,675,651

* Unaudited

• The accompanying notes on the financial statements are an integral part of these Financial Statements

THE CHIEF ACCOUNTANT

THE MANAGEMENT BOARD

TELECEL Vodafone

(Amounts expressed in Euros)

EXPENSES	01-04-2000 to 31-03-2001		01-04-1999 to 31-03-2000*		01-01-1999 to 31-03-2000	
Cost of goods sold	123,646,423		122,386,405		152,277,105	
Supplies and services	394,006,917	517,653,340	263,519,166	385,905,571	320,319,640	472,596,745
Employee costs						
Salaries and wages	42,302,192		33,831,806		41,740,451	
Social charges and other	17,081,806	59,383,998	19,120,135	52,951,941	24,285,599	66,026,050
Depreciation and amortisation	107,317,430		88,086,073		106,191,017	
Provisions	12,104,983	119,422,413	9,388,393	97,474,466	10,993,662	117,184,679
Taxes	18,701,439		13,887,854		16,881,920	
Other operating costs	38,624,411	57,325,851	20,830,044	34,717,898	23,124,152	39,986,072
(a).........		753,785,601		571,049,875		695,793,546
Losses of group and associated companies						
Amortisation and provisions of financial applications and investments						
Interest payable and other financial expenses	18,042,098	18,042,098	10,080,191	10,080,191	11,544,593	11,544,593
(c).........		771,827,699		581,130,067		707,338,139
Extraordinary charges	6,475,709	6,475,709	5,487,832	5,487,832	7,248,784	7,248,784
(d).........		778,303,409		586,617,899		714,586,924
Income tax	49,958,705	49,958,705	47,951,024	47,951,024	60,218,684	60,218,684
(g).........		828,262,114		634,568,923		774,805,608
Net income		80,129,697		78,334,812		101,089,752
		908,391,811		712,903,735		875,895,360

INCOME	01-04-2000 to 31-03-2001		01-04-1999 to 31-03-2000*		01-01-1999 to 31-03-2000	
Sales		78,595,166		69,195,059		83,389,200
Services rendered		820,626,020		636,546,527		780,639,276
Capitalisation of own costs						
Subsidies						
Supplementary income and other operating income		2,511,969		486,645		857,726
(b).........		901,633,154		706,228,841		864,886,201
Gains in group and associated companies	60,187					
Interest received on bonds and investment securities	350,779		458,488		588,186	
Other financial income	5,166,375	5,576,341	2,798,462	3,256,950	3,206,293	3,794,480
(d).........		907,209,495		709,484,700		868,680,681
Extraordinary income		1,182,316		3,418,944		7,214,679
(f).........		908,391,811		712,903,735		875,895,360
Operating income		147,847,553		135,178,965		169,092,655
Financial costs, net		(12,465,757)		(6,824,242)		(7,750,114)
Current income		135,381,796		128,354,724		161,342,541
Income before income tax		130,088,402		126,285,836		161,308,436
Net income		80,129,697		78,334,812		101,089,752

* Unaudited

▪ The financial information presented in Euros is based on the fixed conversion rate of PTE 200.482 to EUR 1 (see chapter IV.5. Notes on the financial information presented in Euros).

THE CHIEF ACCOUNTANT

THE MANAGEMENT BOARD

TELECEL vodafone

03
STATEMENT OF INCOME BY FUNCTIONS FOR THE FINANCIAL YEAR ENDED 31 MARCH 2001

(Amounts expressed in Portuguese Escudos)

	Note	01-04-2000 to 31-03-2001	01-04-1999 to 31-03-2000*	01-01-1999 to 31-03-2000
Sales and services rendered	38	180,257,613,526	141,488,606,634	173,222,156,809
Cost of sales and of services rendered	63	61,071,741,327	50,209,149,859	89,318,050,438
Gross Profit		119,185,872,199	91,278,456,875	83,906,100,373
Other operational income		740,637,519	318,172,420	567,535,800
Distribution costs		66,060,265,295	45,077,504,639	25,778,169,760
Administrative costs		22,550,635,660	18,731,948,738	23,349,007,560
Other operational costs		1,627,062,750	1,100,211,402	1,453,250,771
Operating Income	63	28,579,543,012	26,686,174,536	33,893,196,182
Net financial costs				
Profit/(loss) in subsidiary				
Profit/(loss) in other investments		(2,499,159,960)	(1,368,137,594)	(1,553,758,259)
Current income	63	26,080,383,052	25,318,036,942	32,339,437,923
Income tax before extraordinary items		10,015,821,152	9,613,317,171	12,072,762,272
Current income after income tax		16,064,561,900	15,704,718,771	20,266,675,651
Extraordinary income	63			
Extraordinary income tax				
Net income	63	16,064,561,900	15,704,718,771	20,266,675,651
Earnings per share		75	73	84

* Unaudited
• The accompanying notes on the financial statements are an integral part of these Financial Statements

THE CHIEF ACCOUNTANT

THE MANAGEMENT BOARD

TELECEL
vodafone

(Amounts expressed in Euros)

	01-04-2000 to 31-03-2001	01-04-1999 to 31-03-2000*	01-01-1999 to 31-03-2000
Sales and services rendered	899,121,188	705,742,196	864,028,475
Cost of sales and of services rendered	304,624,561	230,442,184	445,506,596
Gross Profit	594,496,624	455,300,012	418,521,879
Other operational income	3,684,284	1,577,061	2,830,657
Distribution costs	334,041,287	224,646,094	128,581,068
Administrative costs	112,482,111	93,433,070	116,464,334
Other operational costs	9,113,381	5,487,632	7,248,784
Operating Income	142,554,180	133,110,077	169,068,550
Net financial costs			
Profit/(loss) in subsidiary			
Profit/(loss) in other investments	(12,465,757)	(6,824,242)	(7,750,114)
Current Income	130,088,402	126,285,835	161,308,436
Income tax before extraordinary items	49,958,705	47,951,024	60,218,684
Current income after income tax	80,129,697	78,334,812	101,089,752
Extraordinary income			
Extraordinary income tax			
Net income	80,129,697	78,334,812	101,089,752
Earnings per share	0.37	0.36	0.47

* Unaudited
▪ The financial information presented in Euros is based on the fixed conversion rate of PTE 200.482 to EUR 1 (see chapter IV.5 Notes on the financial information presented in Euros)

THE CHIEF ACCOUNTANT

THE MANAGEMENT BOARD

TELECEL Vodafone

04
STATEMENT OF CASH FLOWS FOR THE FINANCIAL YEAR ENDED 31 MARCH 2001

(Amounts expressed in thousands of Portuguese Escudos)

	01-04-2000 to 31-03-2001	01-01-1999 to 31-03-2000
OPERATING ACTIVITIES		
Received from Customers	163,103,405	172,006,846
Payments to suppliers	(93,805,856)	(92,834,606)
Payments to employees	(11,018,507)	(12,553,282)
Payments related to income taxes	(13,493,223)	(11,068,888)
Other receipts/(payments) related to operating activities, net	(12,183,632)	(5,913,584)
Receipts related with extraordinary items	383	13,625
Payments related with extraordinary items	(122,318)	(52,068)
Cash Flows from operating activities (1)	**32,790,431**	**49,548,032**
INVESTMENT ACTIVITIES		
Cash receipts from:		
Financial Investments		
Tangible fixed assets	187,100	55,200
Intangible assets		
Investment Subsidies		
Interest and other income	1,104,085	760,725
	1,291,185	815,925
Payments related to:		
Financial Investments	(487,421)	
Tangible and intangible fixed assets	(60,299,564)	(47,730,398)
Other investments	(1,251,392)	
	(62,038,577)	(47,730,398)
Cash Flows from investing activities (2)	**(60,747,392)**	**(46,914,473)**
FINANCING ACTIVITIES		
Cash receipts from:		
Loans obtained	31,690,301	9,372,853
Increases in share capital		
Increases in additional paid-in capital		
Other financing activities		
Subsidies		
	31,680,301	9,372,853
Payments related to:		
Loans obtained		
Interest and related expenses	(3,504,837)	(2,249,776)
Dividends		(9,675,000)
	(3,504,837)	(11,924,776)
Cash Flows from financing activities (3)	**28,185,464**	**(2,551,923)**
Variation of cash and equivalents (4) = (1) – (2) + (3)	168,503	81,738
Effect of exchange differences		
Cash and cash equivalents at the beginning of the period	210,330	128,584
Cash and cash equivalents at the end of the period	378,833	210,330

* The accompanying notes on the financial statements are an integral part of these Financial Statements.

THE CHIEF ACCOUNTANT THE MANAGEMENT BOARD


TELECEL
vodafone

(Amounts expressed in thousands of Euros)

	01-04-2000 to 31-03-2001	01-01-1999 to 31-03-2000
OPERATING ACTIVITIES		
Received from Customers	813,706	858,215
Payments to suppliers	(468,904)	(483,556)
Payments to employees	(54,980)	(52,616)
Payments related to income taxes	(87,304)	(56,211)
Other receipts/(payments) related to operating activities, net	(60,872)	(29,497)
Receipts related with extraordinary items	3	88
Payments related with extraordinary items	(610)	(260)
Cash Flows from operating activities (1)	**163,259**	**247,148**
INVESTMENT ACTIVITIES		
Cash receipts from:		
Financial investments		
Tangible fixed assets	9	3
Intangible assets		
Investment Subsidies		
Interest and other income	9,507	3,794
	6,440	**4,070**
Payments related to:		
Financial Investments	(2,431)	
Tangible and intangible fixed assets	(300,773)	(238,078)
Other Investments	(6,243)	
	(309,447)	(238,078)
Cash Flows from investing activities (2)	**(303,007)**	**(234,008)**
FINANCING ACTIVITIES		
Cash receipts from:		
Loans obtained	158,071	46,732
Increases in share capital		
Increases in additional paid-in capital		
Other financing activities		
Subsidies		
	158,071	46,752
Payments related to:		
Loans obtained		
Interest and related expenses	(17,482)	(11,222)
Dividends		(48,259)
	(17,482)	(59,481)
Cash Flows from financing activities (3)	**140,589**	**(12,729)**
Variation of cash and equivalents (4) = (1) + (2) + (3)	841	408
Effect of exchange differences		
Cash and cash equivalents at the beginning of the period	1,049	841
Cash and cash equivalents at the end of the period	1,890	1,049

The financial information presented in Euros is based on the fixed conversion rate of PTE 200.482 to EUR 1 (see chapter IV.5. Notes on the financial information presented in Euros).

THE CHIEF ACCOUNTANT

THE MANAGEMENT BOARD

TELECEL
vodafone

05
NOTES ON THE FINANCIAL INFORMATION PRESENTED IN EUROS

The financial information presented in euros in this report complies with the Accounting Directive no. 21 with regard to accounting of effects of introducing the euro. approved on 29 October 1997 by the Accounting Standardisation Commission. and the Recommendations from the Portuguese Securities Market Commission concerning Financial Information Disclosed by Issuing Entities.

For accounting purposes the base currency of **Telecel Vodafone** is the escudo. The financial information presented in euros in the text and the financial statements with regard to 2001 and previous years is provided only for the convenience of readers and is based on the fixed conversion rate of PTE 200.482 to EUR 1. The values in euros result directly from the application, line by line, of the aforementioned rate and the rounding rules in force. There may be small differences between the sums of the parts and converted totals or between ratios calculated before or after the conversion of the respective factors.

The replacement of historical values in escudos with euros must be interpreted as information disclosed only of an indicative nature and not as representing, or able to represent, the values in euros on the dates referred to.

06
ALTERATION TO THE FINANCIAL AND REPORTING YEAR

In accordance with current legislation and after duly obtaining legal approval. **Telecel Vodafone** altered its financial and reporting year to the period running from 1 April to 31 March in order to coincide with the financial year and reporting policies of its major Shareholder, Vodafone.

Owing to this alteration, the year 1999 exceptionally included five quarters as the year of transition, running from 1 January 1999 to 31 March 2000. Therefore it is important to note that, unless otherwise stated, all references to the year 1999 made throughout this Report and Accounts cover the period from 1 January 1999 to 31 March 2000 and not the usual calendar year.

The year 2000 is the first year that the Company has adopted the new financial period. Therefore this Report and Accounts concerns **Telecel Vodafone**'s activity in the twelve months ended 31 March 2001.

V. NOTES ON THE FINANCIAL STATEMENTS



TELECEL
vodafone


Worlds of imagination that defeat distances.
Information, networks, connections, because innovation will always be part of our mission.





01
NOTES ON THE FINANCIAL STATEMENTS FOR THE FINANCIAL YEAR ENDED 31 MARCH 2001

(Amounts expressed in thousands of Portuguese Escudos)

INTRODUCTION

TELECEL - Comunicações Pessoais, S.A. ("**Telecel Vodafone**" or the "Company") was founded on 15 May 1991, and provides principally mobile telecommunication services under a 15 year license granted on 18 October 1991, by the Portuguese Government through the Portuguese Institute of Communications (ICP). The business activity of the Company is subject to the terms of this license.

On December 1998, Telechamada - Chamada de Pessoas, S.A. was merged into TELECEL - Comunicações Pessoais, S.A., the effective merger date being retrospectively applied to 1 January 1998. All assets and liabilities of the acquired entity were transferred to **Telecel Vodafone** based on the related book value as at 31 December 1997.

As a result of the merger, **Telecel Vodafone** began providing paging services that were previously provided by the acquired subsidiary. Following approval from the ICP on 27 October 1998, the original 15 year license granted to Telechamada on 29 April 1992, to provide direct paging services, was transferred to **Telecel Vodafone**. This new business activity of the Company is subject to the terms of this license.

In order to complete its offer of mobile telecommunications services, **Telecel Vodafone** applied to the ICP for operating licenses for indirect fixed telephone services and for direct fixed telephone services using FWA (Fixed Wireless Access). The licenses, both valid for 15 years starting 1 January 2000, were granted in 1999. Operation of the indirect fixed telephone services started at the date of the license, whereas the direct access service through **Telecel Vodafone**'s fixed network, using FWA (Fixed Wireless Access) as the main support, started pilot operations in June 2000.

In June 1999, **Telecel Vodafone** started its Internet operations as a service and content provider. The success of the new activity, together with the need to specialise the commercial exploitation of each of the business areas, led to the creation on 9 October 2000 of a wholly owned subsidiary, TELECELONLINE - Comunicações e Serviços, S.A., for the establishment, management and operation of telecommunication infrastructures, the supply of telecommunication services and the development, management and operation of interactive content and services. **TelecelOnline** has a share capital of 5 million euros (PTE 1,002,410 thousand), represented by 5 million shares with a nominal value of 1 euro each.

The share capital is made up of cash and assets:
- 545,804 euros (PTE 109,424 thousand) in cash;
- 4,454,196 euros (PTE 892,986 thousand) through a transfer of fixed assets related to the activities to be developed by the company in the Internet sector

The fixed assets used by **Telecel Vodafone** for the cash pay-up of **TelecelOnline** share stock can be summarised as follows:

TELECEL vodafone

Headings	Gross value	Amortisation	Net Value
INTANGIBLE ASSETS			
Research and development costs	1,129,416	(300,582)	828,834
Intellectual property and other rights	10,489	(1,554)	8,935
	1,139,905	(302,136)	837,769
FIXED ASSETS			
Plant and equipment	18,715	(3,119)	15,596
Transportation equipment	31,848	(13,009)	18,839
Tools and other equipment	409	(188)	221
Administrative equipment	25,402	(4,841)	20,561
	76,374	(21,157)	55,217
Total	1,216,279	(323,293)	892,986

As part of **Telecel Vodafone**'s continuing strategy to position itself as an integrated operator of telecommunications and information services, on 24 October 2000 **Telecel Vodafone** and Cfocus – Soluções de Marketing, S.A. created CELFOCUS – Soluções Informáticas para Telecomunicações, S.A., a joint venture for the development and marketing of Customer Relation Management (CRM) solutions for the telecommunications sector at both national and international level. **Celfocus** has a share capital of 100,000 euros (PTE 20,048 thousand) represented by 100,000 nominal shares with a nominal value of 1 euro each, of which **Telecel Vodafone** holds 45%. **Celfocus'** share capital was fully paid-up in cash at the date of the memorandum and articles of association.

The need to optimise the role of information technology (IT) as a support for the telecommunications market was a decisive factor behind **Telecel Vodafone**'s decision to take an 80% share in NEXENTER – Centros de Tecnologia da Informação, S.A., incorporated on 22 February 2001, an IT service provider whose functions include the management of IT support infrastructures, the technical management and operation of information systems and the supply and management of connectivity to access software applications in the systems under its responsibility and the management of computer operations, both in-house and at the premises of business partners. **Nexenter** has a share capital, fully paid-up in cash, of 2,500,000 euros (PTE 501.205 thousand) represented by 2,500,000 shares with a nominal value of 1 euro each. **Nexenter**'s operations started up on 1 April 2001.

In order to maintain a leading position in the Portuguese cellular phone market through the mobile-Internet convergence and UMTS development in Portugal, on 29 September **Telecel Vodafone** applied for a UMTS license, granted by a Government Act on 19 December, following the call for tender for four nationwide UMTS licenses for the mobile international telecommunications systems. The license has a 15-year duration, ending on 11 January 2016, and **Telecel Vodafone** will be subject throughout to the legal obligations in force for the operations licensed.

As of January 2001, **Telecel** associated its brand with Vodafone, thus reflecting the Company's relationship with the worldwide mobile communications leading Group.

The following notes are numbered in accordance with the Portuguese Official Plan of Accounts (POC) approved by Decree Law no. 410/89, from 21 November, and modified by Decree Law no. 238/91, from 2 July. The note numbers that are not included relate to notes that are not applicable.



TELECEL
vodafone

I - INFORMATION ON THE COMPANIES INCLUDED IN THE CONSOLIDATION AND OTHERS

NOTE 1
COMPANIES INCLUDED IN THE CONSOLIDATION

The companies included in the consolidation, as well as their Head Office, the consolidation methods used and the share capital held by **Telecel Vodafone** on 31 March 2001, can be summarised as follows:

Company	Head office	Telecel Vodafone share	Consolidation method
Parent Company			
Telecel – Comunicações Pessoais, S.A.	Lisbon		
Subsidiaries			
TelecelOnline – Comunicações e Serviços, S.A.	Lisbon	100%	Integral
Naxemter – Centros de Tecnologia de Informação, S.A.[1]	Lisbon	80%	Equity

[1] Activities started on 1 April 2001

NOTE 3
ASSOCIATED COMPANIES

Company	Head office	Telecel Vodafone share	Consolidation method
Celfocus – Soluções Informáticas para Telecomunicações, S.A.	Lisbon	45%	Equity
Netsaúde – Gestão e Prestação de Serviços na área da Saúde via Internet, S.A.	Lisbon	40%	Cost

The only case where **Telecel Vodafone** has an indirect participation on 31 March 2001 corresponds to **TelecelOnline**'s share in the capital of Netsaúde.

Netsaúde only started its activities in February 2001, and therefore the cost method was used to account for that investment since using the equity method would be materially irrelevant within the consolidated financial statements taken as a whole.

NOTE 7
AVERAGE NUMBER OF PERSONNEL

The average number of personnel in the companies included in the consolidation in the period from 1 April 2000 to 31 March 2001 was 1,742 (01-04-1999 to 31-03-2000: 1,591 and 01-01-1999 to 31-03-2000: 1,527).

TELECEL
vodafone

III - INFORMATION RELATING TO THE CONSOLIDATION METHODS

NOTE 13
DATE OF THE CONSOLIDATED FINANCIAL STATEMENTS

The consolidated statements for the Group refer to the parent Company's annual statements, i.e. they are indexed to the period from 1 April 2000 to 30 March 2001 (see Note 14).

With the exception of **Nexenter**, which only started its activities on 1 April 2001 and which will have an accounting period equivalent to the parent Company, all associated companies are included in the consolidated financial statements by the equity method; for those that have an accounting period coinciding with the calendar year, and in order to adjust their figures in the consolidated financial statements the carryover of results obtained during **Telecel Vodafone**'s accounting period was taken into account.

The adjustments made have no significant influence over the information presented in the consolidated financial statements.

NOTE 14
COMPARATIVE FIGURES

Following the merger on 30 June 1999 between the Vodafone Group Plc and Air Touch Communications Inc., the majority stockholder in **Telecel Vodafone** changed its trading name to Vodafone AirTouch (Europe) B.V.. On 4 September 2000, through a change in the memorandum and articles of association, this denomination was changed to Vodafone Europe B.V. (see Note 57).

Due to the standardisation of accounting policies with the Vodafone Group and the requirement of consolidated information for Group reporting purposes, which differs from the annual reporting date normally used in Portugal, **Telecel Vodafone** successfully applied to the Portuguese Tax Authorities for the adoption of a tax accounting period different from the calendar year period.

Following this change, **Telecel Vodafone** adopted a 12-month accounting period beginning on 1 April 2000. The adjustment of this to the Company's previous procedures means that the accounts presented herein, referring to the period ending on 31 March 2001, are shown in comparison both to the previous unaudited period from 1 April 1999 to 31 March 2000 and to the previous audited period of 15 months from 1 January 1999 to 31 March 2000, subsequent to which **Telecel Vodafone** adjusted its accounting period. According to the explanation given as regards the parent Company, the subsidiaries used an accounting period corresponding to the one used by **Telecel Vodafone** (see Note 13).

The Company is fully convinced that the use of an accounting period that is not equivalent to the calendar year but which reflects the two-season tendency characterising the activities of **Telecel Vodafone** will not result in any distortion in the analysis of the Company's results, since most of the above mentioned deviations stem from normal growth in activities.

Although the period ending 31 March 2001 will be the first in which **Telecel Vodafone** presents consolidated financial statements, the Company considers that the values presented for this period are in every significant respect comparable to the values presented in the previous financial year for the same period since, as stated in the "Introduction" to these notes, the Internet activity which led to the creation of **TelecelOnline** on 9 October 2000 was already conducted by the parent Company.


TELECEL
vodafone

NOTE 15
CONSISTENT USE OF VALUE CRITERIA

The main valuation criteria used for the preparation of the consolidated financial statements, as described in Note 23, are consistent for all companies included in the consolidation.

NOTE 18
CRITERIA USED FOR THE ACCOUNTING OF INVESTMENTS IN ASSOCIATED COMPANIES

Investments in associated companies are accounted for by **Telecel Vodafone** in accordance with the equity method, therefore the amounts relating to acquisition of such investments was increased or reduced by the proportional amounts corresponding to the net results for the period, both as financial gains or losses and as adjustments to the share taken in associated companies.

The share held by **TelecelOnline** in Netsaúde is, in that company's financial statements, accounted for at acquisition cost. Netsaúde was created in February 2001, and its movement until 31 March 2001 was practically non-existent, therefore not justifying the use of the equity method.

The capital share subscribed but as yet unpaid on 31 March 2001, corresponding to the Groups participation in Netsaúde, is accounted under the heading "Other creditors", as "Shareholders - Payable subscribed shares", with a value of PTE 112,270 thousand.

The most relevant information available as regards to the associated companies financial situation and activities during the period ending on 31 March 2001, and consolidated by the equity method, are as follows:

Company	Head office	Share capital 31-03-2001	Shareholders' equity 31-03-2001	Net results 31-03-2001	Share (%)
CelFocus*	Lisbon	20,048	30,872	30,824	45%
Nexenter	Lisbon	501,205	501,205		80%
		521,253	532,077	30,824	

* The amounts shown for Celfocus relate to both the period ended on 31 December 2000 and the first quarter of 2001

Summary of the financial information:

	31-03-2001	
	CelFocus*	Nexenter
Balance Sheet:		
Net assets	184,806	501,205
Liabilities	143,934	
Shareholders' Equity	30,872	501,205
Share Capital	20,048	501,205
Statement of Income:		
Income	191,356	
Costs	160,532	
Net Results	30,824	

TELECEL
vodafone

IV - INFORMATION RELATING TO COMMITMENTS

NOTE 22
LIABILITIES RESULTING FROM UNDERWRITTEN GUARANTEES

On 31 March 2001, guarantees underwritten by **Telecel Vodafone** can be summarised as follows:

Heading	Value
Licensing for activities	715,000
Rentals	70,585
Other	22,550
Total	808,135

V - INFORMATION RELATING TO ACCOUNTING POLICIES

NOTE 23
BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING PRINCIPLES AND POLICIES

The accompanying financial statements have been prepared on a going concern basis from the accounting records of the Group companies and are presented in accordance with generally accepted accounting principles in Portugal. The significant accounting policies used in the financial statements are consistent amongst the companies included in consolidation.

The significant accounting principles and policies used for the preparation of the financial statements are as follows:

a) Recognition of revenues and expenses



Revenues and expenses are recorded on the accrual basis.

Revenues for telecommunications services are recognised when earned. These services are billed on a monthly basis throughout the month. Unbilled revenues from the date of the last billing cycle to the end of the month are estimated based on actual volume and are accrued. Differences between estimated and actually billed revenues, which have not been significant, are recognised in the following period.

b) Intangible assets

Intangible assets are recorded at cost and consist principally of the following capitalised costs and expenses: **(i)** operating expenses incurred during the Company's start-up period, **(ii)** expenses related to the development of the network, **(iii)** costs related to the submission of the tender for a license to operate as a mobile telecommunications operator, fixed operator and Internet provider **(iv)** expenses which are directly related to the development of the Company's commercial operations, **(v)** costs incurred with the extension of the initial warranty period of the network equipment, **(vi)** expenses related to the technical support of the development and optimisation of the network operations, **(vii)** lease line installation fees and **(viii)** costs related to promotional campaigns for new businesses and acquiring new Customers.



The amortisation policy is directly related to the nature of the costs incurred, as follows:
- The tender costs are amortised on a straight-line monthly basis over the period of the license (15 years).
- The remaining intangible assets are amortised on a straight-line monthly basis over 3 to 5 years, depending on their nature, and commence from the date on which the costs are incurred.

c) Fixed assets

Fixed assets are stated at cost. Recurring maintenance and repair costs are charged as an expense in the period incurred. Significant enhancements and improvements are capitalised. Fixed assets are depreciated on a straight-line monthly basis from the date on which the assets are placed in operation. The rates used are defined in Decree-law 2/90, of 12 January and approximate the useful lives of the related assets as follows:

	Useful live (years)
Buildings and other constructions	10 to 50
Equipment	4 to 10
Software	3
Other	3 to 10

Depreciation of the tangible fixed assets directly related to the telecommunications network (with the exception of software applications) acquired up to 31 December 1995 was calculated according to the compound interest method. As of 1 January 1996, given the Company's development both in terms of number of services users and volume of telecommunications reception and transmission equipment, the Company decided to apply the straight-line method for the calculation of the depreciation of tangible fixed assets acquired after that date.

As a result of the continuous technological innovation, management revised with effect from 1 January 1996, the estimated useful life of the telecommunications network software from 6 to 3 years. Accordingly, all acquisitions subsequent to 31 December 1995, are depreciated over 3 years applying the straight-line method, and depreciation rates for network software until 31 December 1995, have been revised prospectively, the effect of which was recorded in "Other provisions" (see Note 46).

Within its core activity, **Telecel Vodafone** capitalises cellular phones for replacement at Customer-level while the equipment owned by the Customer is under repair by the manufacturer. Given the electronic equipment obsolescence indexes, together with the fast rate of degradation of equipment supporting this activity, **Telecel Vodafone** requested and obtained from the Tax Administration approval to use a digressive tax relief for those assets, while maintaining their useful life period (5 years).

d) Financial investment

Financial investment held by **Telecel Vodafone** in associated companies are accounted for by the equity method, with the exception of Netsaúde for which the cost method is used.

Values relating to financial investments in other companies are at cost.

e) Financial leasing

Assets acquired under finance lease contracts are accounted for as fixed assets, and the obligations under the finance leases, which correspond to the present value of the lease payments, are recorded as a liability (fixed assets suppliers) (see Note 47).

f) Inventories

Inventories are stated at the lower of cost or net realisable value. The cost is determined using the average cost method.

g) Accrued expenses and income, prepaid expenses and deferred income

TELECEL Vodafone

Accrued expenses and income include expenses and revenues that are accrued in the current reporting period and which will be paid or received in subsequent reporting periods. Prepaid expenses and deferred income include expenses paid and revenues billed that will be recognised as expenses and income in subsequent reporting periods.

h) Customer contracts

Direct costs of acquiring Customers under a contract to remain with the Company for a specific period of time are deferred and amortised over the period of the contract (see Notes 49 and 55).

i) Provision for doubtful debts

The provision for doubtful debts is stated at the amount considered necessary to cover potential risks in the collection of accounts receivable balances.

j) Promotional program

In 1998, the Company developed a bonus scheme for Customers based on the value of airtime usage from 30 June 1997, in which access points are awarded for various promotions. The Company set up a provision for the related costs to be incurred based on the estimated volume of airtime points usage. Given that the Company has maintained this commercial strategy, the initial estimation, which was reinforced throughout the several accounting periods, is adjusted both as a function of the forecast usage of points by the subscribers and of their estimated useful life.

k) Stock option plan

Liabilities related with the Stock Option Plan for Management Board members and managerial staff (see Notes 46 and 60) are accrued as expenses on a proportional basis, taking into consideration the period of time during which the options to acquire the attributed **Telecel Vodafone** shares are vested. The accrual represents the difference between the market price of the related shares and the exercise price (see Note 23 n).

l) Income taxes

The Company is subject to corporation tax in accordance with Portuguese corporation tax legislation (see Note 53).

Until 31 December 1997, the Company did not account for deferred taxes. However, from 1 January 1998, and in accordance with the International Accounting Standard no. 12 (revised), which was adopted by the Company following implementation of the Portuguese Accounting Directive no. 18 in 1998, deferred taxes are provided for temporary differences arising from the recognition of income and expenses for financial reporting and for income tax purposes in different financial years (see Note 56).

During the period ended on 31 March 2001, and according to the generally accepted accounting principles which are at the core of the Company's financial statements, **Telecel Vodafone** chose to account in an adequately separate manner for deferred taxes (assets and liabilities), under the headings "Accrued Income" and "Accrued Expenses" (see Notes 53 and 55).

m) Pension scheme

In May 1995, **Telecel Vodafone** set up a defined contribution pension scheme covering all employees. The Company's pension cost for the year is the amount effectively contributed into the pension Fund (see Note 61).

n) Own shares

Following internal directives from the Vodafone Group, **Telecel Vodafone** acquired own shares on the stock market during the period ended on 31 March 2001, with a view to owning the full stock of shares committed under different stock option plans (see Notes 23 k, 56 and 60).

This acquisition of own shares fulfils all the legal requirements of applicable corporate legislation (Portuguese Company Code), and accounting was done in compliance with the dichotomy foreseen under the Official Accounting Plan between the face value and premiums and discounts.



NOTE 24
ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES

In accordance with Accounting Directive no. 21, related to the accounting effects of the introduction of the euro, **Telecel Vodafone** has converted to escudos all assets and liabilities denominated in a foreign currency at the balance sheet date, using the triangulation with the euro conversion rate.

The resulting exchange gains and losses are recorded in the statement of income.

VI - INFORMATION RELATING TO CERTAIN HEADINGS

NOTE 25
INTANGIBLE ASSETS

	31-03-2001	31-03-2000
Start-up costs:		
Start-up expenses	2,431,911	2,276,093
Tender study	278,582	278,582
Share capital issue costs	292,295	292,295
Network development and set up studies	1,701,135	1,701,135
Other start-up costs (a)	2,763,978	1,789,237
	7,467,901	6,337,942
Accumulated amortisation	(6,069,828)	(5,492,808)
	1,398,073	845,134
Research and development costs (b)	6,484,564	5,595,534
Accumulated amortisation	(4,720,948)	(4,061,159)
	1,763,616	1,534,385
Intellectual property and other rights	245,216	235,142
Accumulated amortisation	(7,515)	(4,332)
	237,701	230,810
Work in Progress (c)	20,972,878	401,716
Total	**24,372,268**	**3,012,045**

(a) "Other start-up costs" mainly represent costs of incorporation and of commercial expansion of the Company

(b) "Research and development costs" mainly include costs incurred with engineering studies related with network planning, and costs related to promotional campaigns for the development of new services and new products in accordance with the Company commercial strategy

(c) "Work in Progress" includes, for the current period, the cost of the UMTS license granted to Telecel Vodafone to the tune of PTE 20,000,000 thousand. This technology will only be available to Customers from 2002

TELECEL
vodafone

NOTE 27
FIXED ASSET MOVEMENTS

Assets	Opening balance 31-03-2000	Additions	Transfers	Disposals	Closing balance 31-03-2001
Intangible assets:					
Start-up costs	6,337,942	156,918	973,041		7,487,901
Research and development costs	5,595,534	969,160	159,124	(239,254)	6,484,584
Intellectual property and other rights	233,142	10,075			245,217
Work-in-progress	401,718	22,308,967	(1,703,124)	(34,582)	20,572,877
	12,570,334	23,445,120	(570,959)	(273,836)	35,170,589

Assets	Opening balance 31-03-2000	Additions	Transfers	Disposals	Closing balance 31-03-2001
Fixed assets:					
Land and natural resources	757,662				757,882
Buildings and other constructions	14,956,133	3,580	3,041,632		18,001,345
Plant and equipment	81,655,333	774,810	28,920,984		111,358,907
Transportation equipment	1,580,175	137,320	418,641	(161,767)	1,954,379
Tools and other equipment	3,580,843	515,282	226,113	(297,567)	4,124,481
Administrative equipment	20,109,304	2,716,079	2,804,804	(380,141)	25,249,046
Other tangible fixed assets	11,387				11,387
Construction in progress	12,889,999	35,984,978	(34,647,194)		13,817,783
	135,400,638	40,140,829	570,360	(839,485)	175,272,380

Assets	Opening balance 31-03-2000	Additions	Equity	Closing balance 31-03-2001
Financial Investments:				
Investments in Group companies		400,984		400,984
Investments in associated companies		169,407	13,871	183,278
Loans to Group companies				
Securities and other financial applications		29,320		29,320
		599,691	13,871	613,582

Amortisations	Opening balance 31-03-2000	Additions	Transfers	Disposals	Closing balance 31-03-2001
Intangible assets:					
Start-up costs	5,492,808	577,020			6,069,828
Research and development costs	4,061,170	818,002	(29,169)	(129,055)	4,720,948
Intellectual property and other rights	4,332	3,185			7,517
	9,558,310	1,398,597	(29,169)	(129,055)	10,798,293
Fixed assets:					
Buildings and other constructions	3,451,875	1,349,179			4,800,854
Plant and equipment (Note 34)	29,670,469	13,814,054	(278,749)		42,914,774
Transportation equipment	830,889	399,934	(10)	(188,423)	1,082,380
Tools and other equipment	2,131,250	890,572	1,645	(201,735)	2,821,732
Administrative equipment	12,559,238	4,072,353	(183)	(130,385)	16,501,023
Other tangible fixed assets	10,119	785			10,904
	48,562,650	20,118,827	(277,287)	(490,548)	67,911,637
Total	58,120,960	21,516,034	(306,456)	(619,593)	78,709,930

TELECEL
vodafone

Additional information related to tangible fixed assets:

	31-03-2001	31-03-2000
a) fixed assets in land belonging to third parties		
Network equipment	108,327,487	77,551,541

NOTE 28

CAPITALISATION OF INTEREST ON FINANCING OF FIXED ASSETS

In the period ended 31 March 2001, as in other comparable periods, **Telecel Vodafone** did not capitalise interest related to the financing of fixed assets during the construction phase.

NOTE 32

EXPLANATION FOR EXTRAORDINARY PROVISIONS RELATED TO CURRENT ASSETS

The in-house commercial and logistical rationalisation that took place during the period ending 31 March 2001 allowed **Telecel Vodafone** to significantly optimise inventory rotation levels and thus reduce the provisions for their cover. Given this fact, the Company reduced provisions for inventory depreciation, aimed for covering the technological and commercial devaluation of phone and pager inventories (see Note 46), by PTE 445,740 thousand. In the equivalent 12-month period ended 31 March 2000, this provision was increased by PTE 421,749 thousand and in the last 15-month period, ended on 31 March 2000, by PTE 510,166 thousand.

In the 12-month period ended 31 March 2001, the Company destroyed obsolete inventories amounting to PTE 492,394 thousand (01-04-1999 to 31-03-2000 and 01-01-1999 to 31-03-2000: PTE 418,240 thousand).

NOTE 36

SALES AND SERVICES RENDERED BY ACTIVITIES

The net sales and services provided, was as follows:

Activity	01-04-2000 to 31-03-2001	01-04-1999 to 31-03-2000	01-01-1999 to 31-03-2000
Sales of equipment and Accessories	15,756,916	13,972,486	16,718,034
Services provided and others	164,500,698	127,516,121	156,504,123
Total	**180,257,614**	**141,488,607**	**173,222,157**

TELECEL Vodafone

NOTE 39
REMUNERATION OF THE MANAGEMENT BOARD

The remuneration of the Company Management Board was as follows:

	01-04-2000 to 31-03-2001	01-04-1999 to 31-03-2000	01-01-1999 to 31-03-2000
Management Board (see Notes 60 and 61)	283,297	285,322	350,725

NOTE 44
INTEREST AND OTHER SIMILAR FINANCIAL EXPENSES AND INCOME

	01-04-2000 to 31-03-2001	01-04-1999 to 31-03-2000	01-01-1999 to 31-03-2000
Expenses:			
Interest payable	1,284,787	719,297	821,626
Losses in Group and associated companies			
Exchange losses	1,297,672	554,269	584,717
Discounts granted for prompt payment	42,475	77,427	88,278
Other financial costs	992,172	669,804	821,864
Total	3,617,116	2,020,897	2,314,483
Income:			
Interest receivable	70,042	91,489	117,520
Gains in Group and associated companies	13,871		
Exchange gains	1,023,208	284,724	291,455
Discounts received for prompt payment	10,837	276,564	351,747
Other financial income	4	2	3
Total	1,117,958	652,759	760,725



NOTE 45
EXTRAORDINARY RESULTS

	01-04-2000 to 31-03-2001	01-04-1999 to 31-03-2000	01-01-1999 to 31-03-2000
Expenses:			
Donations	35,147	28,316	30,336
Bad debts	483,426		
Losses on inventories	525,189	508,539	541,912
Losses on fixed assets	167,331	501,867	503,279
Fines and penalties	3,304	3,758	3,772
Increase in amortisation/provisions		275,065	275,068
Prior year adjustments	79,022	16,231	16,601
Other extraordinary losses	4,764	(234,265)	81,985
Total	**1,298,283**	**1,100,211**	**1,483,281**
Income:			
Debt recovered	5,790		
Gains on fixed assets	64,081	28,855	32,219
Reduction on amortisation/provisions	31,088	571,168	1,325,078
Prior year adjustments		12,737	12,737
Income tax adjustment	135,283	72,379	72,379
Deferred taxes			
Other extraordinary income	32		
Total	**237,033**	**685,437**	**1,446,413**

NOTE 46
MOVEMENT IN PROVISIONS

	Opening balance 31-03-2000	Increase	Decrease	Transfer	Closing balance 31-03-2001
Provision for doubtful accounts receivable (Note 23)	9,985,903	1,803,727	(841,220)		11,348,410
Other provisions	2,153,884	1,502,219	(533,375)	307,918	3,430,746
Provision for inventories depreciation (Note 21)	1,497,398		(445,740)		1,051,657
Total	**13,637,282**	**3,405,946**	**(1,520,335)**	**307,918**	**15,830,813**

"Other provisions" include (i) a provision of PTE 2,868 thousand (31-03-2000: PTE 82,843 thousand) to cover the responsibilities related to a stock option plan for the Board of Management members and for the managerial staff of the Company (see Notes 23 k and 60), (ii) a provision of PTE 957,231 thousand (31-03-2000: PTE 735,934 thousand) to cover costs to be incurred with promotional program (see Note 23 j). (iii) a provision of PTE 860,583 thousand (31-03-2000: PTE 432,580 thousand) to cover costs of contingent liabilities in connection with the activation of Customers, as referred in Note 62, and (iv) a provision of PTE 1,180,000 thousand (31-03-2000: PTE 250,000 thousand) to cover the estimated depreciation of the Customer telecommunications billing system.

The change in the provision stated under (i) during the two periods under review results from the change in market value of the shares indexed to a stock option plan for members of the Board of Directors and the Company's managerial staff (see Notes 58 and 60).

TELECEL
vodafone

The movement during the period for the reduction in the amortisation of the telecommunications network software, stated under the heading "Provisions" with an amount of PTE -307,918 thousand (01-04-1999 to 31-03-2000: PTE -457,128 thousand and 01-01-1999 to 31-03-2000: PTE -584,593 thousand) (see Note 23 c), which was transferred from "Other provisions" to "Tangible fixed assets - plant and equipment", is shown in the above table under the heading "Transfer".

The allowance for doubtful accounts receivable is based on the estimated risk related to collection of these accounts at the end of each period.

The amount of PTE -541,220 thousand shown under "Provision for doubtful accounts receivable", "Decrease" in the above table relates to the cancellation of fully provided claims based on the measures for simplification of pending legal cases foreseen under the 2000 State Budget and Decree-Law 114/98, of 4 May.

NOTE 47
FINANCIAL LEASING

On 31 March 2001, assets under financial leasing were as follows:

Heading	Gross value	Cumulated amortisation	Net value
Transport equipment	107,613	13,171	94,442

As indicated in Note 23 e), assets acquired under finance lease contracts are accounted for as fixed assets. To this end, on 31 March 2001 an amount of PTE 98,131 thousand is stated under the heading "Amounts payable to suppliers of fixed assets".

VII - OTHER INFORMATION

NOTE 49
COST OF GOODS SOLD

The cost of goods sold was calculated as follows:

	01-04-2000 to 31-03-2001	01-04-1999 to 31-03-2000	01-01-1999 to 31-03-2000
Opening inventory	10,209,830	8,909,209	10,973,692
Purchases	34,160,180	33,968,183	39,929,282
Transfers to fixed assets	(904,238)	(480,782)	(107,404)
Inventory adjustments	(13,206,232)	(8,701,567)	(10,050,927)
Closing inventory	(5,770,848)	(10,209,830)	(10,209,831)
	24,788,882	**24,538,273**	**30,525,615**

TELECEL Vodafone

Inventory adjustments include offers, internal consumption and the deferred Customers acquisition costs, as follows:



Inventory adjustments	01-04-2000 to 31-03-2001	01-04-1999 to 31-03-2000	01-01-1999 to 31-03-2000
Offers	498,658	177,885	509,247
Internal consumption	971,405	658,912	834,050
Deferred Customers acquisition costs	11,738,169	7,864,820	8,713,630
	13,208,232	8,701,597	10,056,927

NOTE 50
INVENTORY HELD BY THIRD PARTIES

As at 31 March 2001 the inventory held by third parties amounted to PTE 90,944 thousand (01-04-1999 to 31-03-2000 and 01-01-1999 to 31-03-2000: PTE 90,944 thousand).

NOTE 51
RECEIVABLES AND PAYABLES FROM EMPLOYEES

	31-03-2001	31-03-2000
Receivables	77,760	38,140
Payables	10,220	4,150

NOTE 52
BANK LOANS AND OVERDRAFTS

As at 31 March 2001 and at 31 March 2000, the bank short term loans, in the amount of PTE 10,983,886 thousand (31-03-2000: PTE 6,358,655 thousand) are only related to overdrafts, and bear interest at market rates.

NOTE 53
INCOME TAXES

The Company is subject to corporation tax in accordance with Portuguese corporation tax legislation.

The Company's tax situation is subject to inspection and possible adjustment by the Tax Administration for a period of 5 years for the years prior to 1998, and for a period of 4 years for 1998 and subsequent years (ten years for Social Security taxes), with the exception of tax losses, which can be reviewed for a period of 10 years. The Management Board does not expect any significant adjustments to be made to tax returns arising from the Tax Administration review.

Following the approval of the 2000 State Budget, **Telecel Vodafone** used the current corporation tax rate of 35.2% for the period ended on 31 March 2001. The figure was 37.4% up to 31 December 1999.

The corporation tax (IRC) shown in the accounts as costs in the period ending on 31 March is adjusted by the accounting recognition of deferred taxes incurred during the period through the respective temporary differences.

	01-04-2000 to 31-03-2001	01-04-1999 to 31-03-2000	01-01-1999 to 31-03-2000
Corporation tax payable	10,419,519	9,153,093	11,612,762
Deferred taxes	(403,698)	459,924	460,000
Accounted corporation tax	10,015,821	9,613,017	12,072,762

The headings that resulted in the accounting of deferred taxes stated by the Company as accrued costs and income on 31 March 2001 are as follows:

	31-03-2001				31-03-2000	
	Temporary Differences (Assets)	Temporary Differences (Liabilities)	Deferred Tax (Assets)	Deferred Tax (Liabilities)	Temporary Differences	Deferred Tax
Provisions for doubtful debts	1,455,440		512,015		802,702	282,572
Provisions for sundry risks	1,331,237	91,138	468,595	32,081	1,231,678	433,551
Depreciation	88,270		31,071		396,168	139,458
Accrued expenses	1,264,881		445,231		471,173	165,853
	4,139,828	91,138	1,457,212	32,081	2,901,801	1,021,434

The corporation tax charge for the period ended 31 March 2001 was 38.2% (01-04-1999 to 31-03-2000: 38% and 01-01-1999 to 31-03-2000: 37.3%).

NOTE 54
STATE AND PUBLIC ENTITIES

	31-03-2001		31-03-2000	
	Receivable	Payable	Receivable	Payable
Value added tax (IVA)	349,952	698,839	231,135	1,891,291
Social security contributions		192,115		160,840
Withholding tax (income and corporation tax)		231,203		189,392
Corporation tax (IRC)		1,590,822		4,799,789
Other taxes (Local Authority Tax and Stamp Duty)		16,275		33,073
Total	349,952	2,729,254	231,135	7,074,385

The "Value added tax (IVA)" payable relates to tax payable to the Portuguese State, whereas the IVA receivable relates to tax payments made to foreign entities and recoverable by **Telecel Vodafone** directly from the foreign tax authorities.

TELECEL Vodafone

NOTE 55
ACCRUED INCOME / DEFERRED COSTS AND ACCRUED EXPENSES / DEFERRED INCOME

	31-03-2001	31-03-2000
Accrued income:		
Trade receivables to be invoiced	10,426,314	6,491,048
Receivables from suppliers	5,317	22,787
Other accrued income	464,663	27,242
Deferred taxes (see Note 23 I and deferred costs)	1,457,212	
	12,353,706	**6,541,076**
Deferred costs:		
Rent	823,298	548,193
Spectrum fees		675,659
Insurance	13,748	8,219
Interest and additional costs of commercial role and obligations		
Sales and Customer loyalty campaigns	10,758,824	6,479,764
Other deferred costs	1,173,045	664,818
Deferred taxes (see Note 23 I and accrued expenses and income)		1,021,434
	12,308,713	**9,394,087**
Accrued expenses:		
Salaries payable	2,780,325	1,893,410
Financial charges	174,815	82,535
Interconnection costs	8,761,298	3,009,952
Commissions payable	719,639	506,668
Lease lines	1,225,552	711,975
Other	1,258,221	1,240,003
Deferred taxes (see Note 23 I and deferred costs)	32,080	
	15,959,931	**7,434,544**
Deferred income:		
Prepaid wireless services and access fees	**5,354,623**	**6,818,168**

NOTE 56
SHARE CAPITAL

At 31 December 1998, the **Telecel Vodafone** share capital was represented by 21,500,000 common shares with a nominal value of PTE 1,000 each. The Company, at 6 July 1999, changed the nominal value of these shares to 5 euros each, which resulted an increase in share capital of PTE 51,815 thousand by utilisation of the legal reserve.

At 19 November 1999, **Telecel Vodafone** carried out a share split. For each share held, 10 new shares were issued; consequently, the nominal value of each share changed from 5 euros to 0.50 euros. Thus, the share capital as at 31 March 2001, is represented by 215,000,000 shares with a nominal value of 0.50 euro each.

TELECEL Vodafone

NOTE 57

ENTITIES HOLDING MORE THAN 2% OF THE COMPANY'S CAPITAL STOCK

No changes are known to have occurred in the share structure of the Company from 31 March 2000 to 31 March 2001.

The Company's shareholders were as follows:

	31-03-2001		31-03-2000	
Holding entities	Amount	%	Amount	%
Vodafone Europe B.V.	10,987,719	50.89		
Vodafone AirTouch (Europe) B.V.			10,987,719	50.89
Others	10,564,096	49.11	10,564,096	49.11
Total	21,551,815	100.00	21,551,815	100.00

On 30 September 2000, Vodafone Europe, B.V. was the only recognised qualified shareholder in the Company, with a 50.89% shareholding. This Company, formerly designated Vodafone AirTouch (Europe), B.V., changed its trading name through a public deed dated of 4 September 2000 (see Note 14).

In accordance with the Company's Articles of Association, as modified by the shareholders at their meeting of 14 November 1996, the Management Board is allowed to increase the share capital up to a maximum amount of PTE 50,000 million in one or more phases, subject to the approval of the General Council.

NOTE 58

CHANGES IN SHAREHOLDERS' EQUITY

	Opening balance 31-03-2000	Increase	Decrease	Closing balance 31-03-2001
Share capital	21,551,815			21,551,815
Own shares				
Nominal value	(4,503)	378	(42,688)	(46,815)
Premium and discounts	(101,270)	10,523	(1,219,803)	(1,310,556)
Legal reserve	2,068,197	1,013,334		3,081,530
Additional payments				
Free Reserves	15,110,801	19,253,342		34,364,143
Other reserves				
Retained earnings		20,266,676	(20,266,676)	
Net income:				
01-01-1999 to 31-03-2000	20,266,676		(20,266,676)	
01-04-2000 to 31-03-2001		18,064,562		18,064,562
Total	58,891,709	58,606,613	(41,796,843)	75,704,879



By decision of the shareholders at their meeting of 30 June 2000, the distribution of the earnings for the 15 month period ended 31 March 2000 was made as follows: (i) increase of the legal reserve amounting PTE 1,013,334 thousand, (ii) increase of other reserves amounting to PTE 19,253,342 thousand.

In accordance with applicable corporate legislation, legal reserves must be increased by at least 5% of annual net income until that reserve represents 20% of the share capital. This reserve cannot be distributed to the shareholders, but can be used to increase share capital and to absorb future losses.

On 31 March 2001, **Telecel Vodafone** held 467,019 of its own shares, with an acquisition cost of PTE 1,357,371 thousand. During the period ended 31 March 2000, it held 4,492 own shares, with an acquisition cost of PTE 105,779 thousand (see Note 23 n).

NOTE 59
TRANSACTIONS WITH SHAREHOLDERS AND AFFILIATES

Significant transactions with **Telecel Vodafone**'s major shareholder's affiliates are as follows:

	Transactions value from 01-04-2000 to 31-03-2001		Transactions value from 01-04-1999 to 31-03-2000		Balance at 31-03-2001	Balance at 31-03-2000
Company	Income	Cost	Income	Cost	Payable	Receivable
Vodafone Group Plc and associated undertakings	1,753,082	2,346,349	1,375,980	1,666,247	238,494	34,880
CelFocus		140,400			48,800	
Netsaude [a]					112,270	

a) The amount payable to Netsaude corresponds to the capital share subscribed but as yet unpaid (see Note 18).

Furthermore, at 31 March 2001 the Company has a loan granted by Vodafone International Holdings, Ltd, amounting to 240 million euros, which is recorded as a liability under the heading "Other shareholders" to the amount of PTE 48.115.680 thousand (31-03-2000: PTE 21,050,610 thousand). This loan is made up of two credit lines, the first totalling 100 million euros and the second 150 million euros, of which 140 million euros were committed on 31 March 2001. The repayment period is the same for the two lines, 6 months, with deferred interest during the contract period at the Euribor rate plus 0.6% in the first case and at the Libor rate for euro contracts plus 0.325% in the second. Interest incurred during the period amounted to PTE 1,170,500 thousand ((01-04-1999 to 31-03-2000 and 01-01-1999 to 31-03-2000: PTE 591,000 thousand)).

NOTE 60
STOCK OPTION PLAN

The stock option plans in place for the current members of the Board of Directors and for the Company's managerial staff, made up of **Telecel Vodafone** shares, can be summarised as follows:

Date of approval	Stock options granted	Unit price (Pte)	Stock options cancelled	Stock options taken	Stock option not yet taken
Jan-97	750,000	795		750,000	0
Dec-98	98,000	3,502	28,334	28,332	41,334
Jun-99	282,500	2,465	4,667	4,833	273,000
Sep-99	84,050	2,280		0	84,050
May-00	5,000	3,489		0	5,000
Sep-00 (a)	508,555	3,097		0	508,555
Dec-00 (a)	23,230	2,488		0	23,230
Total	1,749,335		33,001	781,165	935,169

TELECEL
vodafone

Maturity of each of the stock option plans vested on 31 March 2001 is summarised in the following table:

Exercise date	Jan-97	Dec-98	Jun-99	Sep-99	May-00	Sep-00 (a)	Dec-00 (a)	Total
1998	250,000							250,000
1999	250,000							250,000
2000	250,000	26,334	94,167	28,016				398,517
2001		20,666	91,833	28,017	1,666	127,138	5,807	275,127
2002		20,666	91,833	28,017	1,667	127,139	5,807	275,129
2003					1,667	127,139	5,808	134,614
2004						127,139	5,808	132,947
Total	750,000	67,666	277,833	84,050	5,000	508,555	23,230	1,716,334

(a) Stock option plans offered after September 2000 can only be exercised when both the plan maturity conditions and the Company's stock performance criteria are fulfilled. The latter condition will only be deemed to be filled when, at the date of the relevant evaluation, Telecel Vodafone's TSR (Total Shareholder Return) is equal to or higher than the median TSR of the other companies in PSI30

The right to exercise the stock options in each of the plans ends 7 years after granting.

During the period ended 31 March 2001, the beneficiaries of the stock option plans exercised their option for 8,583 shares of **Telecel Vodafone**, which resulted in a net liability under the heading "Payroll expenses" of approximately PTE 809 thousand, deducted from the provision from previous periods (see Note 46).

In the period under review, **Telecel Vodafone** reduced the provision for costs to be incurred with the above mentioned stock option plans by PTE 79,975 thousand.

NOTE 61
COMPLEMENTARY PENSION SCHEME

During its December 1997 meeting, the Company's General Council approved a complementary pension scheme (defined contribution) covering all employees, including Board members. On 1 May 1998, **Telecel Vodafone** set up the aforementioned scheme, funded by both the Company and its employees' contributions, which covers all permanent employees with more than 6 months' service. The Pension fund is managed by an independent fund management Company.

In accordance with the terms of the Plan, the Company is committed to make contributions equivalent to between 1% and 5.75% of the annual salary of each employee, depending on both the percentage of the employee's own contribution and age.

In the period ended 31 March 2001, the contribution made by the Company amounted to PTE 178,052 million ((01-04-1999 to 31-03-2000: PTE 193,276 million and 01-01-1999 to 31-03-2000: PTE 215,725 million) and it was accounted for as a payroll cost.

Employee contributions are vested benefits upon payment. If an employee decides to leave the Company, contributions made by the Company also become vested benefits; however, the percentage of the Company's contribution that becomes vested benefits depends on the employee's time of service, as follows:

Employee's time of service	>1<3 years	>3<5 years	>5<8 years	>8<10 years	>10 years
% of vested benefit	10	25	50	80	100



NOTE 62
CONTINGENCIES

Activation of Customers

The procedures adopted by the Company in connection with the activation of a significant portion of its Customers can give rise to liabilities which, depending on legal interpretation, can be estimated to be between PTE 4,250,000 thousand and PTE 5,650,000 thousand as at 31 March 2001 (31-03-2000: PTE 2,850,000 thousand and PTE 3,700,000 thousand).

Management believes that based on legal advice received, no provision should be made in the financial statements for these contingencies.

NOTE 63
STATEMENT OF INCOME BY FUNCTIONS

a) Reconciliation of the extraordinary income in the statement of income by nature with the statement of income by functions

The statement of income by functions was prepared in accordance with the Accounting Directive no. 20. The concept of extraordinary income in this statement is different from that of Official Portuguese Chart of Accounts (POC) to that of the statement of income by nature. Consequently, extraordinary income recorded in the statement of income by nature (see Note 46) has been reclassified to other operational income and to other operational costs, amounting PTE 237,033 thousand and PTE 1,298,264 thousand (31-03-2000 (12 months): PTE 685,437 thousand and PTE 1,100,211 thousand and (15 months): PTE 1,446,413 thousand and PTE 1,453,251 thousand), respectively.

The reclassification effect is as follows:

	Statement of income 01-04-2000 to 31-03-2001			Statement of income 01-04-1999 to 31-03-2000			Statement of income 01-01-1999 to 31-03-2000		
	By nature	Reclassifications	By function	By nature	Reclassifications	By function	By nature	Reclassifications	By function
Operating income	29,640,773	(1,061,230)	28,579,543	27,100,949	(414,774)	26,686,175	33,900,034	(6,838)	33,893,196
Financial cost	(2,498,160)		(2,498,160)	(1,368,138)		(1,368,138)	(1,553,758)		(1,553,758)
Current income	27,141,613	(1,061,230)	26,080,383	25,732,812	(414,774)	25,318,038	32,346,276	(6,838)	32,339,437
Extraordinary losses	(1,061,230)	1,061,230		(414,774)	414,774		(6,838)	6,838	
Net income	16,064,582		16,064,582	15,704,720		15,704,720	20,268,678		20,268,678

TELECEL vodafone

b) Cost of sales and services

	01-04-2000 to 31-03-2001				
	Goods	Services	Total	01-04-1999 to 31-03-2000	01-01-1999 to 31-03-2000
Opening inventory	10,209,830		10,209,830	9,909,298	10,973,692
Production and purchases entries	34,160,186	38,282,859	70,443,025	56,602,081	98,716,623
Inventory adjustment	(604,236)		(604,236)	(450,782)	(10,056,927)
Transfers to fixed assets	(13,208,232)		(13,208,232)	(8,701,607)	(107,404)
Closing inventory	(5,770,646)		(5,770,646)	(10,209,830)	(10,209,831)
Cost of sales and of services provided	24,788,682	38,282,858	81,071,741	50,209,160	89,316,063

NOTE 64
SUBSEQUENT EVENTS

On 16 April 2001, the **Telecel Vodafone** Foundation for the Development of the Information Society was created. This institution, with an initial grant of PTE 1,000.000 thousand, is the result of commitments undertaken by **Telecel Vodafone** at the time it obtained its UMTS license.

The new Foundation will aim to promote scientific and technological research contributing to development of the Information Society, to promote training and professional qualification in the telecommunications and IT sectors, to develop special social integration projects, to promote development of content and initiatives benefiting the Portuguese language and culture on the Internet, and to support the development of Portuguese companies in the computer and telecommunications sectors.

In order to minimise the impact of the compulsory adoption of the euro as internal currency as of 2002, **Telecel Vodafone** changed its software systems from Portuguese escudos to euros in April 2001. Taking into account the complexity of **Telecel Vodafone**'s billing systems, adoption of the euro as the monetary unit for billing is only forecast for the third quarter of 2001.

THE CHIEF ACCOUNTANT

THE MANAGEMENT BOARD

02
NOTES ON THE STATEMENT OF CASH FLOWS FOR THE FINANCIAL YEAR ENDED 31 MARCH 2001

(Amounts expressed in thousands of Portuguese Escudos)

(Amounts expressed in thousands of Portuguese Escudos)	31-03-2001	31-03-2000
Cash in hand	16,302	7,349
Cash at banks	362,531	202,981
	378,833	210,330

THE CHIEF ACCOUNTANT

THE MANAGEMENT BOARD

The Portuguese Securities Market Commission, in compliance with that stipulated in no. 3 of article 250 of the Securities Code, excused the publication of individual financial statements.

The financial documents that ***Telecel Vodafone*** *was excused to publish, together with the remaining ones, are available for consultation in the Company's headquarters as established in the Securities Code.*

TELECEL Vodafone

For further informations please contact:
Corporate Communications and Investor Relations
(telephone +351.91.378.52.52, fax +351.21.722.54.80, e-mail ir@telecelvodafone.pt)

www.telecelvodafone.pt

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TELECEL
vodafone

Telecel - Comunicações Pessoais, S.A.
Centro Empresarial Torres de Lisboa
Rua Tomás da Fonseca, Torre A
1649-032 Lisboa


BEST AVAILABLE COPY
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TELECEL
comunicações pessoais, S.A.
report and accounts



one

In accordance with current legislation and after duly obtaining legal approval, **Telecel** altered its financial and reporting year to the period from 1 April to 31 March in order to coincide with the financial year and reporting policies of its major Shareholder, Vodafone AirTouch.

Owing to this alteration, the year 1999 will exceptionally include five quarters as the year of transition, running from 1 January 1999 to 31 March 2000. As such, both the information contained in this report and the financial statements reflect **Telecel**'s performance throughout this fifteen month period.

Therefore it is important to note that, unless otherwise stated, all references to the year 1999 made throughout this Report and Accounts with regard to the **Telecel** indicators, cover the period from 1 January 1999 to 31 March 2000 and not the calendar year.

Financial Information

The financial information expressed throughout this report, unless expressly otherwise stated, concerns the complete set of **Telecel** activities, i.e. [illegible] business areas: cellular, Internet [illegible] and content [illegible]

report and accounts1999

more

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Letters&numbers.

Since the beggining, has man felt the urge to express himself and to quantify things. It is not different nowadays.

We work every day to help millions of people to communicate with each other. Thus, when the time comes for us to take stock of our project, we make use of various combinations of letters and numbers, trying to synthesise in the same speech the dream and the real, the abstract and the tangible.

company

i.e. bold commit-
ment;
under-
taking;
intent.


1999. Another year.
Another year to prepare the future.
Broadening our business scope.
Working every day and every hour to meet our Customers' communication needs.
Striding towards our aim of becoming a more global operator.
Maximising the potentialities of the cellular business regarding voice and convergent services for companies. Taking part in the mobile data revolution. Leading the development of WAP content and the introduction of new technologies like GPRS.
Daring new businesses such as the Internet access service and portal, indirect fixed access and convergent fixed-mobile services for companies.
Finally, another year doing what we have always done: add value to multiply results.


Telecel
Highlights

Total Operating Revenues

PTE Billion/
/EUR Million


200
160
120
80
40
0
7.9
37.4
16.6
82.8
32.4
161.6
58.8
293.3
87.7
437.4
121.6
606.5
172.2
858.9
31.12.99
1993 1994 1995 1996 1997 1998 1999

Operating Cash Flow

PTE Billion/
/EUR Million


60
50
40
30
20
10
0
-10
(1.8)
(9.0)
1.5
7.5
8.2
40.9
19.6
97.8
30.4
151.6
41.0
204.5
56.1
279.8
31.12.99
1993 1994 1995 1996 1997 1998 1999

Net Income

PTE Billion/
/EUR Million


25
20
15
10
5
0
-5
-10
(5.0)
(24.9)
(2.8)
(14.0)
2.4
12.0
7.3
36.4
13.3
66.3
19.4
96.8
20.3
101.3
31.12.99
1993 1994 1995 1996 1997 1998 1999

The year 1999 refers to the 15-month period from 1 January 1999 to 31 March 2000 (see chapter IV.6. Alteration of the Financial and Reporting Year);
The financial information presented in Euros is based on the fixed conversion rate of PTE 200.482 to EUR 1 (see chapter IV.5. Notes on the financial information presented in Euros).

Annual Capital Expenditures



PTE Billion/
/EUR Million
50
40
30
20
10
0
4.7
23.4
8.5
42.4
11.3
56.4
14.8
19.1
95.3
27.6
137.7
46.6
232.4
31.12.99
1993 1994 1995 1996 1997 1998 1999

Number of Cellular Customers



Thousands
1,800
1,500
1,200
900
600
300
0
39
89
177
331
745
1,371
1,795
31.12.99
1993 1994 1995 1996 1997 1998 1999

Number of Internet Customers



Thousands
200
150
100
50
0
41
115
160
30 September 1999
31 December 1999
31 March 2000

Number of Employees



2,000
1,600
1,200
800
400
0
264
343
472
667
878
1,229
1,649
1993 1994 1995 1996 1997 1998 1999

The year 1999 refers to the 15-month period from 1 January 1999 to 31 March 2000 (see chapter IV.6. Alteration of the Financial and Reporting Year);
The financial information presented in Euros is based on the fixed conversion rate of PTE 200.482 to EUR 1 (see chapter IV.5. Notes on the financial information presented in Euros).


ndex


We dream. We build. We develop. We search. We learn. We invest. We innovate. We create. We solve. We think. We observe.

We communicate.

One word

In 1999 the cellular market continued to show strong growth with regard to the number of Customers (from approximately 3 million Customers in December 1998 to around 4.7 million in December 1999) as it continued to become increasingly competitive.

Portugal continues to be one of Europe and the World's most developed countries in terms of the cellular business, as is borne out by the high penetration rate, the innovation and diversity of existing services and also by the low tariffs practised, probably the lowest in Europe.

Since **Telecel** entered the market in 1992, it has been the chief driving force behind the development of the cellular market in Portugal, with positive knock-on effects, not only in this particular market, but also in the Telecommunications sector in general and in the business world.

The cellular market in 1999 was divided between three operators (the third operator began commercial service in September 1998), which added to the already high degree of competitiveness.

During 1999 **Telecel** has aimed to confirm its vision as an operator of wide-ranging telecommunications services, concentrating on the mobile phone and Internet areas,



but complementing its mobile offer for given segments of the market with fixed telecommunications services.

As such, an Internet access service and the netc portal were launched in June 1999 and in January 2000 the fixed service offering indirect access for long distance and international calls began. In the second quarter of 2000, **Telecel** will also offer its Customers a fixed wireless access service.

Telecel also intends, in the cellular area, to lead the development of mobile data and mobile and Internet convergence. Significant steps have already been taken in this direction in 1999 and beginning of 2000, with the launching of the **Telecel** WAP service, the first available on the market.

The Company also intends to obtain a UMTS license, which is expected to be awarded at the end of 2000 or beginning of 2001.

New mobile and fixed operators came onto the market during 1999 and beginning of 2000.

Despite the new challenges and the increased competitiveness due to the arrival of new operators on the market, **Telecel** intends to continue to enjoy a leading edge over its counterparts owing to its innovation, constant Customer orientation and its quality offer.

The liberalisation of the fixed telephone service on 1 January 2000, although overdue, provides a new opportunity for the development of the Telecommunications market.

In addition to the dynamics of the business agents of the sector (one of the main driving forces behind the information society), it will be important for its development that the Government and Regulatory Bodies create the right conditions to promote healthy and effective competition.

Throughout 1999, the Company consolidated its capacities and skills in areas critical for its success. As such, **Telecel** has prepared itself so that, with the effort of its Employees, the support of its Shareholders and the receptiveness of its Customers, it will continue to thrive in its activities and business and confirm itself as a leading telecommunications operator in Portugal.


1999

66

15 months. 456 days. 10944 hours. 656640 minutes.



Price reductions on national calls and a further reduction of tariffs on international calls
Telecel launches NexiPri - Private Networks for the business market and MobiFix for the residential market
Dividend payouts to Shareholders with regard to 1998 financial year (PTE 450 / EUR 2.24 per share)
Telecel announces that it is to change its head office to the Expo 98 site (Parque das Nações) by 2002
Telecel remodels its Customer loyalty programme - Clube Viva Telecel
Telecel becomes an Internet service provider, in the content (netc portal) and access (netc) areas
netc
AirTouch, the main Telecel Shareholder, concludes its merger with Vodafone, giving rise to Vodafone AirTouch Plc
Telecel offers tariff plans equivalent to those of its competing mobile operators
Telecel Cellular Broadcast service is made available throughout the entire country
Telecel offers a 50% discount in calls to Timor and supports the Timorese cause through the netc portal
Comunicações Pessoais, S.A.

39398400 seconds. Many successes. The same ideal.

Vitamina Customers can use the **Telecel** service in all countries covered by roaming agreements

Telecel launches **netc fri**, making it the first Portuguese operator to widely offer free Internet access

Telecel provides Short Message Service (SMS) also for Customers of **Vitamina** services

Telecel is granted a license for the operation of fixed communications using Fixed Wireless Access (FWA)

Telecel undertakes a stock split of 10 to 1, altering the nominal value of its shares from EUR 5.00 to EUR 0.50

Telecel launches an innovative GSM product - a mobile telephone with an incorporated FM radio (**Vitamina R FM**)

Telecel successfully makes the transition to the year 2000 maintaining the quality levels that its Customers are used to

Telecel successfully begins an Indirect Fixed Access service on national and international calls, using the prefix "1091"

toq 1091

Telecel, TMN and Optimus provide Short Message Service (SMS) between their networks

Telecel and Oni sign a Co-operation Agreement reinforcing their global and integrated offer of telecommunications services

Telecel, Oni and Brisa sign a Co-operation Agreement for the construction, use, management and renting of support and telecommunications infrastructures

Telecel launches the new **Vitamina Zero**, the Super Light, without monthly fees or compulsory recharges

netc portal launches a fund raising campaign for humanitarian aid in Mozambique

Telecel is granted a license to provide a Fixed Telephone Service using the prefix "1091"



netc fri



Telecel launches **Vitamina City** introducing the local tariff concept in the Portuguese cellular telecommunications market

Telecel provides News Services on its mobile network with information from CNN and the netc portal

Telecel presents for the first time in Portugal an Internet access service from a mobile phone using WAP technology (Wireless Application Protocol)



Telecel signs an agreement with Ericsson to begin tests leading to the introduction of GPRS (General Packet Radio Service) technology on its network

Telecel offers its GSM and netc Customers the lowest tariffs on the market with its Indirect Fixed Access service – **toq** and **NexiFix**

Telecel delivers donations to the Timorese Resistance National Council and the *Associação "Acreditar"* ("Believe" Association)



Telecel, Sun Microsystems and the Ministry of Science and Technology launch a free e-mail service (1 million e-mail boxes available)

Telecel launches two new products to access the Internet for the business market, the **NexiNet Com** and the **NexiNet Line**

Comunicações Pessoais, S.A

02. Market Growth

It is estimated that the Telecommunications market in Portugal turned over around PTE 750 billion (EUR 3,741 million), an increase of 10.3% in the period from January to December 1999, compared to PTE 680 billion (EUR 3.392 million) recorded in 1998. The mobile phone and Internet segments enjoyed increases in the order of 40%, which were the highest percentage rises over this period.

As in the previous year, the period from January to December 1999 saw strong growth in the number of cellular Customers. There were 3.1 million Customers at the beginning of the year, and this figure rose by 1.6 million new Customers, the biggest annual increase ever, making a total of 4.7 million Customers in the market at the end of December 1999.

Once again it is pointed out that Portugal has a prominent position in the global market of mobile communications, given that it is a country with a GDP *per capita* lower than the European average but a penetration rate of 47% with regard to the total population, which is higher than the average European rate (41%). Indeed, the mobile phone penetration rate in Portugal on 31 December 1999 was higher than that recorded in the United Kingdom, in France, in Germany and in Spain.

The mass consumer market segment was, once again, the basis of the majority of the growth in the mobile communications market. The drop in prices and tariffs of mobile phones, the reduction in the minimum charge required to maintain the service and the strong competition that characterises the market enabled 1.2 million new Customers to be attracted to the mass consumer segment.

«Once again it is pointed out that Portugal has a prominent position in the global market of mobile communications...»

Portugal's Internet market also registered a considerable rise in the period from January to December 1999. In accordance with data released by the ICP (*Instituto das Comunicações de Portugal*), Portuguese Communications Regulatory Body, the number of people registered for Internet access increased approximately 175% from the previous year, reaching 474,389 Customers on 31 December 1999. The strong growth in the number of Customers was, to a large extent, due to the general availability of free access products, noted from September 1999.

03. Telecel Growth

1999 saw **Telecel** expand its areas of business to include the Internet, Indirect Fixed Access and Direct Access, thus diversifying its activity to complementary segments of its cellular business.

In its core business **Telecel** saw the number of cellular Customers increase 31.0% in 1999, the Company reaching 1,794,927 Customers at the end of March 2000.

Total operating revenues reached PTE 173.2 billion (EUR 863.9 million) and service revenues PTE 156.5 billion (EUR 780.6 million), representing a growth of 42.4% and 44.4%, respectively, in relation to 1998. Excluding the contribution of the quarter running from January to March 2000, this growth was 11.9% and 13.2% respectively. Average monthly revenue per Customer fell from PTE 8,535 (EUR 42.57) in 1998 to PTE 6,592 (EUR 32.88) in 1999. This was due mainly to the lower use of the service by new Customers (the vast majority of whom come from the mass consumer market segment) in relation to existing Customers, the increase in the proportion of mobile to mobile calls (which have a lower cost), the significant tariff reductions during 1999 and the impact of a free of charge initial 5-second period whenever communications are forwarded to the Customers' voice mail box imposed by the ICP and introduced on 1 August 1999.

Average annual growth rate of **Telecel** between 1993 and 1999, considering the financial years as running from April to March, was 83% in terms of number of Customers and 59% in terms of service revenues.

This growth has led to the constant need for reorganisation and restructuring of the Company, in order to suitably respond to the growing needs of our Customers, providing them with a high quality service, in line with Company strategy. In 1999, 426 new Employees joined the Company, making a total of 1,649 Employees at the end of March 2000. This increase took place, above all, in the Engineering, Commercial, Marketing and Customer Support Service Departments, undertaken to respond to the expansion and modernisation of the Cellular Network as well as the increase in the Customer base, and also to the launching of new Company businesses.



Total capital expenditures in 1999 also rose significantly, reaching PTE 46.6 billion (EUR 232.4 million), an increase of 68.8% compared to the PTE 27.6 billion (EUR 137.7 million) in 1998. Excluding the quarter of January to March 2000, this increase was 27.2%. This increase reflects not only the effort and determination of the Company to offer its Customers a wide range of products and services, always allied to the highest standards of quality, but also the diversification of the Company into new business areas.

1999 saw accelerated growth in new businesses launched by **Telecel**, namely the Internet access service, the **netc** portal and the Indirect Access service through the prefix "1091".

The **netc** service providing access to the Internet, launched at the end of June 1999, had attracted 115 thousand Customers by the end of December 1999, capturing in a short space of time around 25% of the national market. At the end of March 2000, the **netc** service had already attracted about 160 thousand Customers.

04. Telecel Profitability

In 1999 **Telecel** recorded pre-tax income of PTE 32.3 billion (EUR 161.1 million) and PTE 20.3 billion (EUR 101.3 million) of net income, a rise of 12.2% and 4.6% respectively in relation to 1998. Excluding the quarter of January to March 2000, these categories would have registered a fall of 14.2% and 20.1% respectively, reflecting the growth in depreciation recorded in the financial year, higher tax charges than in the previous year, and the development costs of the new Company businesses.

The operating cash flow (EBITDA) generated in 1999 was PTE 56.1 billion (EUR 279.8 million), which represented a growth of 36.8% compared to the PTE 41 billion (EUR 204.5 million) recorded in 1998. Excluding the contribution of the quarter of January to March 2000, which amounted to PTE 13.4 billion (EUR 66.8 million), EBITDA grew 4.1% in relation to the previous year.

The margin in relation to total adjusted service revenues (revenues from telecommunications services less the incoming traffic interconnection costs), went from 39.8% in 1998 to 37.6% in 1999, resulting chiefly from a reduction in tariffs, an increase in total Customer acquisition and retention costs and the development costs of new businesses of the Company.

Telecel's move into new business areas, more specifically the Internet (access and content), Indirect Fixed Access and Direct Access, had a negative impact of approximately PTE 1.7 billion (EUR 8.5 million) on the EBITDA obtained by the Company in the financial year of 1999.

05. Regulatory Framework

The main events over the period from 1 January 1999 to 31 March 2000 were as follows:

Legislation

During 1999 some important legal decrees for the sector were passed. In January 1999 the decree that establishes the interconnection regime between public telecommunication networks and defines general principles applicable to numbering came into force. On 30 July 1999 two new decrees of capital importance were passed: the Decree-Law no. 290-A/99, which establishes the general conditions governing the exploitation of public telecommunication networks on national territory taking into account the open network offer, including the offer of rented circuits, and the Decree-Law no. 290-B/99, which approves the Regulation for the exploitation of telecommunications services for public use. On 5 November 1999 the Decree-Law no. 458/99 was passed, which defines the scope of telecommunications universal service and establishes price settlement and financing regimes that are applicable. Portugal Telecom (PT) being designated as the universal telecommunications service provider, during the validity of the telecommunications public service concession contract. On 8 November 1999 the Decree-Law no. 474/99 was passed, which approves the new Regulation for the Exploitation of the Fixed Telephone Service (FTS) and the installation and exploitation of public posts, being applicable to FTS Providers, operators of fixed telephone networks and the concessionaire of the telecommunications public service, PT.

National Numbering Plan

In 1999 a new National Numbering Plan was defined and introduced, thus anticipating the creation of conditions needed for the entry of new fixed telephone service providers in a liberalised market. The new National Numbering Plan came into force on 31 October 1999 in accordance with the general principles and guidelines previously defined. The transition on the **Telecel** network was successful.

Fixed Telephone Service

In 1999, measures were taken deemed necessary for the entry of new fixed telephone service providers in a totally liberalised market. In effect, taking into account the introduction of functionalities of the selection of a fixed telephone service operator on 1 January 2000, and the pre-selection of an operator on 30 June 2000, in August 1999 the identification codes for the indirect access providers were issued. **Telecel** was issued the code "1091". On 29 September 1999 **Telecel** was granted a license for providing Fixed Telephone Service. This license is valid for 15 years. Notwithstanding the conclusion of the liberalisation process of the sector on 1 January 2000, PT continues to have a dominant position with regard to local and regional calls, given that the aforementioned functionalities only cater for long distance and international calls. However it is forecast that local and regional calls will shortly be able to be made through the indirect access regime, the ICP having already announced that fixed-mobile connections from October 2000 will also be eligible for call-by-call selection.



Fixed Wireless Access – FWA

In August 1999, as a result of a public survey carried out, a tender was opened for the granting of licenses on a national level for the use of frequencies for Fixed Wireless Access. On 19 November 1999 **Telecel** was granted a license to operate on the 24.5 - 26.5 GHz range. This license has a validity of 15 years. This technology enables telecommunications operators to have local access to the FTS end user, thus offering an important alternative to the fixed telephone service provided by PT.

Indirect Access for Mobile Operators

In May 1999, the ICP determined that mobile telecommunications operators should implement systems that make call-by-call selection for international operators viable, at the latest by 31 March 2000. Despite the fact that **Telecel** dispatched a letter to the ICP outlining its disagreement with the decision taken given the applicable regulatory framework and for commercial and economic reasons, the ICP maintained its stance and **Telecel** prepared its network in order to be able to offer this functionality from 31 March 2000.

Interconnection

In April 1999, the ICP released the minimum elements to be included in the PT Interconnection Reference Offer for the year 1999, having in July this year informed PT of the minimum elements to be included in its Interconnection Reference Offer for 2000. Based on these elements, PT drew up its Interconnection Reference Proposals (IRP) for each year, defining the conditions through which the telecommunications operators can interconnect their networks with the PT network. In September 1999, the ICP determined a series of alterations to PT's IRP project for 2000, proposing maximum interconnection prices. Despite the ICP having announced that the price of interconnection tariffs would be reduced in line with the Recommendation from the European Commission, in fact the tariffs remain outside the "charges based on best current practices" of the European Community. At the end of December 1999, the ICP decided to alter the current regime of the propriety of telephone traffic originating at the fixed network and destined for the mobile network, which will come into effect from

1 October 2000. This alteration enables tariffs for telephone connections originating on the fixed telephone network and destined for a mobile network to be defined by the fixed service provider. It will also enable fixed-mobile connections to be eligible for server call-by-call selection, in the indirect access regime.

Universal Mobile Telecommunications System - UMTS

On 21 April 1999, the ICP launched a survey to obtain the interest level for the Universal Mobile Telecommunications System. **Telecel** duly sent its response to the questions that were raised. In a memorandum dated 27 December 1999 the ICP let it be known that it would open a tender for the granting of licenses with a validity of 15 years in UMTS/IMT2000 in the third quarter of 2000. It expects to grant four licenses, giving preference to proposals that guarantee roaming for the bearers of UMTS licenses that do not have GSM/DCS. The licenses will be granted during the first three months of 2001 so that the licensed operators will have enough time to prepare their entry into the activity on 1 January 2002.

Significant Market Power

The ICP nominated PT as entity holding significant market power in 1999 in the national interconnection market, in the rented circuits market and in the fixed telephone network market and/or fixed telephone services, this company consequently being subject to the principles of transparency and costs orientation in the fixing of prices for these services. PT in 2000 was also declared with significant market power in the rented circuits market and the fixed telephone networks and/or the fixed telephone services market, as such complying in the fixing of the respective prices with the principles of transparency and costs orientation. On 19 June 1999, the ICP nominated **Telecel** as an entity with significant market power in the mobile phone networks and/or mobile phone services market. Hence **Telecel** became subject to a set of obligations, among which the most important were the granting of access to the network, including access at distinct terminal points of the network offered to the majority of end users and concession to interconnection requests for all information and specifications necessary for interconnection. In March 2000, taking into account the declaration and annual publication of the list of entities that are assigned significant market power in the interconnection market, the ICP decided to consult the interested entities with regard to the criteria used in the definition of the interconnection market. **Telecel** will duly dispatch its comments to the ensuing consultation process.

Number Portability

The ICP released a memorandum on 27 December 1999 in which it made public the fact that it is going to propose to the Government that the number portability between operators or telephone service providers be introduced. In order to gain the opinion of the various operators and users of telecommunications services, on 16 February 2000, the ICP launched a public survey about number portability, aimed at defining an action plan for the introduction of operator portability in Portugal. **Telecel** duly sent its comments.

Others

Also worthy of mention is the fact that in 1999, the ICP determined that telephone service providers must introduce a free of charge minimum period of 5 seconds whenever communications destined to its Customers are redirected to their respective voice mail boxes. **Telecel** introduced this functionality on 1 August 1999.

06. Selected Financial and Operating Data

Values in PTE billion

	1999	1999 (Jan99–Dec99)	1998	1997	1996	1995	1994	1993
Revenues								
Service revenues	156.5	122.7	108.4	78.8	52.6	28.6	13.8	5.2
Equipment and accessories revenues	16.7	13.4	13.3	8.9	6.2	3.8	2.7	2.3
Total operating revenues	173.2	136.1	**121.8**	**87.7**	**58.8**	**32.4**	**16.6**	**7.5**
Expenses								
Interconnection costs	28.4	22.3	17.7	13.3	11.7	7.7	4.9	2.4
Cost of equipment and accessories sold	30.5	26.2	25.5	18.3	8.0	4.1	2.7	2.1
Selling, general and administrative expenses	43.8	34.5	25.8	17.3	12.2	7.9	5.1	3.2
Wages and salaries	13.2	9.9	7.6	4.8	3.8	2.6	1.8	1.2
Depreciation and amortisation	21.3	16.7	12.5	9.0	6.2	4.2	2.8	1.7
Provisions for bad debt and other	1.2	0.6	3.1	3.6	3.4	1.8	0.6	0.3
Total operating expenses	138.4	110.1	**93.2**	**66.2**	**45.5**	**28.4**	**17.8**	**11.0**
Operating income	34.8	26.0	28.4	21.5	13.4	4.0	(1.3)	(3.5)
Operating cash flow	56.1	42.7	41.0	30.4	19.6	8.2	1.5	(1.8)
Operating cash flow / Adjusted service revenues *	37.6%	36.5%	39.8%	40.4%	39.5%	30.4%	11.9%	(36.9%)
Other income / (expense)	(2.4)	(1.3)	0.4	(0.6)	(1.8)	(1.6)	(1.6)	(1.4)
Income before tax	32.3	24.7	28.8	20.9	11.6	2.4	(2.8)	(5.0)
Income tax provision	12.1	9.2	9.4	7.6	4.3	0.0	0.0	0.0
Net income	20.3	15.5	**19.4**	**13.3**	**7.3**	**2.4**	**(2.8)**	**(5.0)**

* Revenues from telecommunications services less the incoming traffic interconnection costs.

	1999	1999 (Jan99–Dec99)	1998	1997	1996	1995	1994	1993
Cellular Customers at the end of the period	1.784.927	1,739,647	1,370,566	745,252	331,388	177,360	88,568	39,235
New cellular Customers added during the period	424,361	369,081	625,314	413,864	154,028	88,792	49,333	31,469
Internet Customers at the end of the period	160,000	115,000						
Annual capital expenditures (PTE billion)	46.8	35.1	27.6	19.1	14.8	11.3	8.5	6.7
Accumulated capital expenditures (PTE billion)	149.5	138.0	102.9	72.7	53.6	38.9	27.5	19.0
Average monthly revenue per cellular Customer (PTE)	6,592	6,577	8,535	12,194	17,233	17,935	18,029	18,511

• The year 1999 refers to the 15-month period from 1 January 1999 to 31 March 2000 (see chapter IV.6. Alteration of the Financial and Reporting Year).

	1999	1999 (Jan99–Dec99)	1998	1997	1996	1995	1994	1993
Revenues								
Service revenues	780.6	612.0	540.7	393.1	262.4	142.7	68.8	25.9
Equipment and accessories revenues	83.3	66.8	66.3	44.4	30.9	19.0	13.5	11.5
Total operating revenues	863.9	678.8	606.5	437.4	293.3	161.8	82.8	37.4
Expenses								
Interconnection costs	141.7	111.2	88.3	66.3	58.4	36.4	24.4	12.0
Cost of equipment and accessories sold	152.1	130.7	132.2	91.3	39.9	20.5	13.5	10.5
Selling, general and administrative expenses	218.5	172.1	128.7	86.3	60.9	39.4	25.4	16.0
Wages and salaries	65.8	49.4	37.9	23.9	19.0	13.0	9.0	6.0
Depreciation and amortisation	106.2	83.3	62.3	44.9	30.9	20.9	14.0	8.5
Provisions for bad debt and other	6.0	3.0	15.5	18.0	17.0	9.0	3.0	1.5
Total operating expenses	690.3	549.2	464.9	330.2	227.0	141.7	88.8	54.9
Operating income	173.6	129.7	141.7	107.2	65.8	20.0	(6.5)	(17.5)
Operating cash flow	279.8	213.0	204.5	151.6	97.8	40.9	7.5	(9.0)
Operating cash flow / Adjusted service revenues *	37.6%	36.5%	39.8%	40.4%	39.3%	30.4%	11.9%	(36.9%)
Other income / (expense)	(12.0)	(6.5)	2.0	(3.0)	(9.0)	(8.0)	(8.0)	(7.0)
Income before tax	161.1	123.2	143.7	104.3	57.9	12.0	(14.0)	(24.9)
Income tax provision	60.4	45.9	46.9	37.9	21.4	0.0	0.0	0.0
Net Income	101.3	77.3	96.8	66.3	38.4	12.0	(14.0)	(24.9)

* Revenues from telecommunications services less the incoming traffic interconnection costs.

	1999	1999 (Jan99–Dec99)	1998	1997	1996	1995	1994	1993
Cellular Customers at the end of the period	1,794,927	1,739,647	1,370,566	745,252	331,388	177,360	88,568	39,235
New cellular Customers added during the period	424,361	369,081	625,314	413,864	154,028	88,792	49,333	31,469
Internet Customers at the end of the period	160,000	115,000						
Annual capital expenditures (EUR million)	232.4	175.1	137.7	95.3	73.8	56.4	42.4	33.4
Accumulated capital expenditures (EUR million)	745.7	688.3	513.3	362.6	267.4	194.0	137.2	94.8
Average monthly revenue per cellular Customer (EUR)	32.88	32.81	42.57	60.82	85.96	89.46	89.93	92.33

- The year 1999 refers to the 15-month period from 1 January 1999 to 31 March 2000 (see chapter IV.6. Alteration of the Financial and Reporting Year);
- The financial information presented in euros is based on the fixed conversion rate of PTE 200.482 to EUR 1 (see chapter IV.5. Notes on the financial information presented in Euros).

07. Telecel on the Stock Market

Vodafone AirTouch (Europe) B.V. holds 50.89% of **Telecel**'s share capital of 215 million shares with a nominal value of EUR 0.50 each, the remaining 49.11% being dispersed on the Stock Market.

During the year **Telecel** altered the denomination of the share capital to euros and altered the nominal value of each share to EUR 5.00 - the increase required for the purpose of adjustments undertaken through the incorporation of reserves - with a later reduction of the nominal value of each share to EUR 0.50 and issue of 193,500,000 new shares to be distributed amongst the Shareholders.



The Company concluded the re-nominalisation of its share capital on 19 November 1999, each Shareholder holding 10 shares for each share they had previously held. 215,000,000 shares with a nominal value of EUR 0.50 each thus represented **Telecel**'s share capital, totalling EUR 107,500,000.

In 1999 the value of the **Telecel** share price increased by 17%, each Company share being worth EUR 20.40 (PTE 4,090) on 31 March 2000. This translates into an increase of 414% from the initial public offering (on 9 December 1996), in contrast with an increase of the Lisbon Stock Market index (BVL 30) of 176% over the same period.

At the end of March 2000, **Telecel** was the sixth largest Company in terms of market capitalisation (EUR 4,386 million equivalent to PTE 879 billion) listed on the Lisbon Stock Exchange, its shares now being worth more than five times their initial public offering.

Share Price and Traded Volume of Telecel Shares


Closing Price (EUR)
30
25
20
15
10
5
0
Volume
10,000,000
8,000,000
6,000,000
4,000,000
2,000,000
0
09-Dec-96
28-Jan-97
14-Mar-97
05-May-97
23-Jun-97
06-Aug-97
22-Sep-97
05-Nov-97
23-Dec-97
10-Feb-98
27-Mar-98
15-May-98
02-Jul-98
17-Aug-98
30-Sep-98
16-Nov-98
07-Jan-99
23-Feb-99
27-Mar-99
09-Apr-99
25-May-99
12-Jul-99
25-Aug-99
11-Oct-99
25-Nov-99
14-Jan-00
29-Feb-00
31-Mar-00
Traded Volume
Closing Price

✦ Sale of Telepri - Telecomunicações Privadas, SGPS shareholding corresponding to 10% of Telecel's share capital.

Appreciation of Telecel Shares and BVL 30 Index


Appreciation
600%
500%
400%
300%
200%
100%
0%
09-Dec-96
09-Feb-97
09-Apr-97
09-Jun-97
09-Aug-97
09-Oct-97
09-Dec-97
09-Feb-98
09-Apr-98
09-Jun-98
09-Aug-98
09-Oct-98
09-Dec-98
09-Feb-99
09-Apr-99
09-Jun-99
09-Aug-99
09-Oct-99
09-Dec-99
09-Feb-00
31-Mar-00
BVL 30
Telecel

	IPO 9 Dec 96	31 Dec 97	31 Dec 98	31 Dec 99	31 Mar 00	%Δ from IPO	%Δ 1997	%Δ 1998	%Δ 1999 (Jan-Dec)	%Δ 2000 (Jan-Mar)
Telecel share price (EUR)	3.97	9.78	17.41	17.31	20.40					
Telecel share price (PTE)	795	1,961	3,490	3,470	4,090	414%	98%	78%	-1%	18%
Market Capitalisation (EUR million) *	854	2,103	3,743	3,722	4,386					
Market Capitalisation (PTE billion) *	171	422	750	746	879					
BVL 30 Index	2,106	3,781	4,795	5,282	5,815	176%	75%	27%	10%	10%

- All of the share prices quoted take into account the stock split of 10 to 1 shares carried out by **Telecel** on 19 November 1999;
- The financial information presented in euros is based on the fixed conversion rate of PTE 200.482 to EUR 1 (see chapter IV.5. Notes on the financial information presented in Euros).



		Telecel Share Price				Appreciation Jan - Mar		Appreciation Apr - Jun		Appreciation Jul - Sep		Appreciation Oct - Dec	
		31 Mar	30 Jun	30 Sep	31 Dec	Telecel	BVL 30	Telecel	BVL 30	Telecel	BVL 30	Telecel	BVL 30
1996	PTE				990							25%*	3%*
	EUR				4.94								
1997	PTE	1,375	1,460	1,460	1,961	39%	19%	6%	22%	0%	14%	34%	5%
	EUR	6.86	7.28	7.28	9.78								
1998	PTE	2,940	3,280	2,215	3,490	50%	46%	12%	-4%	-32%	-26%	58%	22%
	EUR	14.66	16.36	11.05	17.41								
1999	PTE	2,957	2,506	2,324	3,470	-15%	-4%	-15%	-4%	-7%	-2%	49%	21%
	EUR	14.75	12.50	11.59	17.31								
2000	PTE	4,090				18%	10%						
	EUR	20.40											

* Appreciation between 9 December 1996 and 31 December 1996;
- All of the share prices quoted take into account the stock split of 10 to 1 shares carried out by **Telecel** on 19 November 1999;
- The financial information presented in euros is based on the fixed conversion rate of PTE 200.482 to EUR 1 (see chapter IV.5. Notes on the financial information presented in Euros).

08. Corporate Bodies

On 31 March 2000 **Telecel**'s corporate bodies were constituted as follows:

General Council

Vodafone AirTouch (Europe) B.V. * – represented by Vernon Hugh Lloyd Tyerman (Chairman)
Adriana Nugter
Diogo Alves Dinis Vaz Guedes
Jeffrey David Clark
Michael Pitt
Roberto Carneiro (asked to be relieved of his duties in January 2000)
Tomas Isaksson

* The merger between AirTouch Communications Inc. and Vodafone Group Plc resulted in the constitution of Vodafone AirTouch Plc. In order to reflect this merger, the company name AirTouch (Europe) B.V. was changed to Vodafone AirTouch (Europe) B.V.

General Assembly Board

Carlos Manuel Chorão Tavares Aguiar (Chairman)
Cristina Maria Arroja Minoya Perez do Amaral Frazão (Secretary)
Susana Paula Almeida Guerra Mendes (Secretary)

Chartered Accountant

Amável Calhau, Ribeiro da Cunha e Associados, Sociedade de Revisores Oficiais de Contas, represented by José Maria Ribeiro da Cunha

Independent Accountant

PricewaterhouseCoopers

Management Board

António Rui de Lacerda Carrapatoso (Chairman)
António Manuel da Costa Coimbra
António Vaz Branco
Ian Thomas Johnson
Nuno J. F. S. Oliveira Silvério Marques

evolu

tion

Management Discussion and Analys

01. Company Strategy

In 1999, **Telecel** continued to develop its strategy, consolidated over the previous years, of presenting a competitive offer in all areas of its activity in order to capture and maintain the most valuable Customers in each market segment.

Telecel stood out owing to the recognised value of its services, based on a wide-ranging and high quality cellular communications network, its first class Customer Support Service and its continued leading edge in innovation and marketing.

Also a decisive factor in 1999 was the consolidation of the Company's assets and the internal skill-base, so as to construct the basis that currently enables it to take the fullest advantage of the global Telecommunications market, namely in the Indirect Fixed Access, Direct Access and Internet areas, as well as continuing to strengthen its current business. New skills in the areas of Marketing, Distribution Channels, Technology and Information Systems were developed, which allow the Company to continue to exercise and widen the area of its activities in the Telecommunications market in a competitive manner.



The image of the **Telecel** trademark and its services has been reinforced. The Company is amongst the largest and most prestigious in Portugal, recognised for its Customer orientation, its innovation, its professionalism and the ethical manner in which it exercises its activity.

Telecel shares a vision of a convergence between mobile communications and the Internet. All Customers of mobile services will be permanently connected to the Internet through their mobile phone, thus enabling them to satisfy their information and personal business requirements whilst on the move. It is **Telecel**'s intention to be the major shareholder in a company that will be one of the major Internet content companies with a particular emphasis in the mobile portal area.

«Telecel shares a vision of a convergence between mobile communications and the Internet.»

Telecel continues to be well placed to achieve its main aims: to satisfy its Shareholders, maximising the value of the Company through the satisfaction of the global communication needs of its Customers regardless of the technological means used, and to provide for the personal and professional fulfilment of its Employees.

02. The Telecommunications Market in Europe

The Cellular Market

1999 continued to witness an accelerated growth in the number of cellular phone users in Europe. It is estimated that during the twelve months ending in December 1999, more than 63 million new Customers would have been attracted, reaching a total of 156 million Customers in Europe at the end of this period.

The average penetration rate of the mobile service in the European Union, Norway and Switzerland at the end of December 1999 was 40.6%, with a growth rate of 69% in the period from January to December 1999, slightly above the 67% rate over the equivalent period in 1998.

As in recent years, the Scandinavian countries show the highest cellular penetration rates in Europe, followed by Austria, Italy and Portugal. Finland continues to lead with approximately 67% penetration rate of the mobile service at the end of December 1999.

Portugal maintained in 1999, its notable position in Europe, showing high levels of cellular market development. In September 1999, Portugal was one of the first countries in the world in which the mobile phone penetration rate exceeded the fixed telephone rate. Mention must also be made of the mobile phone penetration rate

Mobile Phone Penetration Rates in European Countries* – 31/12/1999



80%
70%
60%
50%
40%
30%
20%
10%
0%
67%
64%
62%
53%
52%
51%
47%
43%
42%
41%
39%
38%
37%
35%
31%
29%
Finland
Sweden
Norway
Austria
Italy
Denmark
Portugal
Holland
Switzerland
United Kingdom
Ireland
Spain
Greece
France
Belgium
Germany
European Average
Penetration Rate

* European Union Countries (except Luxembourg), Norway and Switzerland.

Source: Estimate of market analysts

in relation to the overall population, which is significantly above the European average, and the proportion of cellular service revenues in GDP, which is over 1.4%. This shows that Portugal has one of the highest rates of development in mobile phone services in relation to its European partners.

The Internet Market

The European Internet market is growing strongly, both in terms of users and revenue generated. This growth is not however uniform, the countries from the North of Europe having the highest penetration rates whilst the Southern countries show more modest Internet penetration figures.

At the end of December 1999, the estimated penetration rate of the Internet access service in Europe reached 12%. Portugal with a penetration rate of approximately 5% is at the lower end of the scale of European countries.

Internet Penetration Rates in European Countries* - 31/12/1999



45%
40%
35%
30%
25%
20%
15%
10%
5%
0%
41%
36%
34%
32%
18%
16%
16%
14%
14%
10%
6%
5%
5%
1%
Sweden
Norway
Denmark
Finland
United Kingdom
Switzerland
Belgium
Holland
Iceland
Germany
Italy
Spain
Austria
France
Portugal
Greece
European Average
Penetration Rate

* European Union Countries (except Luxembourg), Norway and Switzerland

Source: Estimate of market analysts

According to market analysts, at the end of March 2000 the number of European Internet Customers will have surpassed 83 million.

1999 was also a year of e-commerce growth. Data from market analysts show that e-commerce in Europe generated revenues of EUR 3.5 billion (PTE 702 billion), pointing to sustained strong growth in 2000, reaching around EUR 9 billion (PTE 1.804 billion). The sale of compact disks, books, travel, hardware and software, and Stock Market operations contributed to 75% of the European on-line market.

The Fixed Telephone Market

The complete liberalisation of the Telecommunications sector in Europe first took place in the United Kingdom on 1 January 1992 and was later introduced in the great majority of Western European countries in 1998. With the derogation granted by the European Union, full access to all segments of the market only arrived in Portugal on 1 January 2000.

The liberalisation of the fixed telephone service means greater competitiveness in this market with the arrival of new operators, bringing benefits to the users with regard to tariffs, innovation, efficiency of service and Customer support.

Fixed Telephone Penetration Rates in European Countries* - 31/12/1999



80%
70%
60%
50%
40%
30%
20%
10%
0%
73%
69%
68%
68%
62%
59%
59%
58%
55%
50%
50%
48%
46%
44%
42%
40%
Sweden
Denmark
Norway
Switzerland
Germany
Holland
France
Finland
Greece
Belgium
Austria
United Kingdom
Italy
Spain
Portugal
Ireland
European Average
Penetration Rate

* European Union Countries (except Luxembourg), Norway and Switzerland

Source: Estimate of market analysts

It is estimated that the average penetration rate of the fixed telephone service in the European Union, Norway and Switzerland had increased to 54% by 31 December 1999. The Scandinavian countries continue to show the highest fixed telephone penetration rates in Europe with Sweden leading the group with 73% penetration. Portugal with 42% penetration remains at the lower end of the scale together with Spain and Ireland.

03. The Telecommunications Market in Portugal

1999 was once again marked by a strong growth in the number of Customers of cellular telephone services in Portugal, the penetration rate increasing by 16% in the period from January to December 1999.

The Cellular Market in Portugal

At the end of December 1999, according to the ICP, the number of cellular Customers in Portugal was approximately 4.7 million. It is estimated that at the end of March 2000 the number of Customers will have reached nearly 4.9 million.



Number of Mobile Phone Customers in Portugal



Number of Customers
Penetration Rate
5.000.000
4.000 000
3.000.000
2.000.000
1.000.000
0
50%
40%
30%
20%
10%
0%
31.12.99
1993
1994
1995
1996
1997
1998
1999
Analogue
Digital GSM
Penetration Rate

The year 1999 refers to the 15-month period from 1 January 1999 to 31 March 2000 (see chapter IV.6. Alteration of the Financial and Reporting Year).

Source: ICP, Company Reports

The mass consumer segments, characterised by lower usage level and where the type of services are determined by personal rather than professional motives, were, as in the previous year, the main reason for the strong growth registered. This is outlined by the fact that in 1999 the market was again dominated by pre-paid service products, such as the **Vitamina** family products, on which centred the main advertising campaigns and which represented the majority of new Customers. It is estimated that at the end of December 1999 the proportion of pre-paid service products on the Portuguese market clearly exceeded 75%.

The high competitiveness that characterises this market is manifested by three factors: (i) various alterations to tariffs throughout the year; (ii) launching of new products and services; (iii) high number of terminal equipment promotional campaigns.

The Internet Market in Portugal

1999 saw accelerated growth of Internet access in the Portuguese market. The explosion in the number of users is explained to a large extent by the availability of free access products, originated by **Telecel**, the first operator to widely offer free access in Portugal with the launching of **netc**.

As a result, and according to ICP data, within one year the number of Internet service users grew 175%, reaching 474,389 on 31 December 1999. The **netc** thus managed in a short space of time to conquer 25% of the national market.

In analysing the data published by the ICP we have to take into account that a Customer may be registered in more than one Internet access operator, given that free access is now broadly used in Portugal.

According to data from Marktest, 14% of the Portuguese population use the Internet despite the fact that 23% have access to the web. It is estimated however that a significant number of accesses are made through schools/universities or in the workplace.

Data from market analysts show that 10% of the Portuguese population use the Internet and that only 1% has made on-line purchases. However, in comparison to 1998, e-commerce sales grew 400%, the Portuguese having made purchases to the value of EUR 13 million (PTE 2,606 million). According to the same source, sales through national sites rose to EUR 4 million (PTE 802 billion), which meant that approximately 70% of on-line purchases in Portugal were made through foreign sites.

The Fixed Telephone Market in Portugal

During 1999 various initiatives were undertaken preparing the way for the liberalisation of the fixed telephone service that took place in 1 January 2000, particularly noteworthy being the tender for the issuing of Fixed Wireless Access licenses and the implementation of the new National Numbering Plan. The liberalisation of the fixed telephone market in Portugal signalled a new phase with various operators licensed by the ICP offering Indirect Fixed Access services (call-by-call selection for long distance and international communications), and some of them preparing Direct Fixed Access services, based either on their own Fixed Wireless Access networks or on circuits rented from Portugal Telecom.

As such, the quarter from January to March 2000 was characterised by a high degree of dynamism, originating from the needs of these operators to implant themselves in the market, launch their corporate identities and their trademark images, and entice the public towards their offers. This dynamism was translated into large-scale marketing campaigns using a vast amount of advertising means and aggressive promotional offers aimed at capturing new Customers.

Given that only three months have elapsed since liberalisation it is still early to gauge the outcome of this process, namely in terms of market share. It is however, possible to verify that the prices of long distance and international communications fell sharply, in some cases as much as 50%.

04. Telecel Customers and the Service Offered

Telecel Cellular Services

Main Indicators

In the period from January 1999 to March 2000, **Telecel's** Customer base grew 31.0%, with the addition of 424,361 new Customers. The Company's Customer base at the end of December 1999 stood at 1,739,647 and by 31 March 2000 it had reached 1,794,927.

The **Vitamina** family of products, which is characterised by the absence of a monthly fee linked to the service pre-payment and especially directed towards the mass consumer segments, was responsible for attracting the majority of new **Telecel** Customers. Meanwhile, as a result of a special focus on the business segment and given their lower churn rate in relation to pre-paid plans, at the end of March 2000, Customers of the **Vitamina** service accounted for approximately 72% of the Company's Customer base, a slight decrease from the 73% recorded at the end of December 1999.

Number of Customers and Net Additions


Number of Customers
1,800,000
1,500,000
1,200,000
900,000
600,000
300,000
0
31.12.99
31.12.99
1993 1994 1995 1996 1997 1998 1999
- Total Customers
- Net Additions

The year 1999 refers to the 15-month period from 1 January 1999 to 31 March 2000 (see chapter IV.6. Alteration of the Financial Year and Report)

Source: Company Reports



Monthly Average Revenue per Customer


Montly Average Revenue per user (ARPU) (PTE)
Variation vs previous year
20,000
16,000
12,000
8,000
4,000
0
10.0%
0.0%
-10.0%
-20.0%
-30.0%
-40.0%
18,511
92.33 €
18,029
89.93 €
17,935
89.46 €
17,233
85.96 €
12,194
60.82 €
8,535
42.57 €
6,592
32.88 €
1993
1994
1995
1996
1997
1998
1999

- The year 1999 refers to the 15-month period from 1 January 1999 to 31 March 2000 (see chapter IV.6. Alteration of the Financial and Reporting Year);
- ARPU = (total service revenues) / (average number of cellular Customers during the year / number of months in the year);
- The financial information presented in Euros is based on the fixed conversion rate of PTE 200.482 to EUR 1 (see chapter IV.5. Notes on the financial information presented in Euros)

Source: Company Reports

The monthly average revenue per **Telecel** cellular Customer (ARPU) decreased approximately 22.8% in relation to the previous year, being PTE 6,592 (EUR 32.88) for the fifteen months ended March 2000. The reduction in ARPU is directly related to (i) the reductions in tariffs, mainly in the first quarter of 1999; (ii) the highest discounts granted in the business segment owing to market competition; (iii) the volume increase in mobile to mobile calls, at lower prices, and also (iv) the impact of an initial 5-second period free of charge whenever communications are forwarded to the voice mail boxes of Customers, imposed by the ICP and implemented on 1 August 1999.

However, the recent ARPU figures point to a stabilisation trend. Mention should also be made of the fact that the average revenue per **Telecel** cellular Customer continues to be higher than the average in Portugal, keeping **Telecel** in first place as the operator with the highest ARPU in the Portuguese market.

Usage, measured as the monthly average number of billed minutes per Customer was stable at 142 minutes, showing positive elasticity when each tariff plan is analysed. The joint effect of the four aforementioned factors that affected the average revenue per Customer led to a reduction of the average revenue per minute to PTE 46 (EUR 0.23), a decrease of 23% in relation to the previous year. However, in the quarter ended 31 March 2000 usage registered a positive upturn, with 148 monthly billed minutes per Customer.

The average acquisition cost of each new Customer gained, calculated by summing advertising expenses, commission to distribution channels, cost of the wel-

Billed Minutes per Customer and Service Revenue per Minute


Minutes
Escudos/ /Euros
170
160
150
140
130
120
90
80
70
60
50
40
30
20
76
0.38
60
0.30
46
0.23
142
142
1997
1998
1999
Monthly Average Minutes of Use per Customer
Average Revenue per Minute

- The year 1999 refers to the 15-month period from 1 January 1999 to 31 March 2000 (see chapter IV.6. Alteration of the Financial and Reporting Year);
- The financial information presented in Euros is based on the fixed conversion rate of PTE 200.482 to EUR 1 (see chapter IV.5. Notes on the financial information presented in Euros).

Source: Company Reports

come package with SIM (Subscriber Identity Module) card and margin on cellular telephone sales, fell slightly in comparison to the previous year. **Telecel** also managed to achieve an improved average monthly cash cost per Customer (CCPU) through the implementation of a policy of improved processes and application of cost cutting measures, despite the costs incurred throughout the year with the development of the new Company businesses. As such, the average monthly cash cost per cellular Customer fell to PTE 4,230 (EUR 21.10) for the fifteen months ended March 2000, showing an improvement of 20.3% in comparison to the previous year.

Monthly *Cash Cost* per Customer



Monthly Cash Cost per User (CCPU) (PTE)
Variation vs the previous year
20,000
16,000
12,000
8,000
4,000
0
10.0%
0.0%
-10.0%
-20.0%
-30.0%
-40.0%
10,807
53.91 €
7,481
37.32 €
5,309
26.48 €
4,230
21.10 €
1996
1997
1998
1999

- The year 1999 refers to the 15-month period from 1 January 1999 to 31 March 2000 (see chapter IV.6. Alteration of the Financial and Reporting Year);
- CCPU = (total operating costs less depreciation & amortisation and equipment revenue) / (average number of cellular Customers during the year / number of months in the year);
- The financial information presented in Euros is based on the fixed conversion rate of PTE 200,482 to EUR 1 (see chapter IV.5. Notes on the financial information presented in Euros).

Source: Company Reports

Churn rate rose in 1999 given the increased competition in the cellular market due to the entrance of a new operator and the lower degree of loyalty shown by Customers coming from the mass consumer segments which has accounted for the majority of new Customers in recent years. In 1999 the annualised churn rate was 30%.

Main Events

Telecel Network

1999 witnessed the largest expansion in the **Telecel** network since the beginning of its operations, both with regard to the number of base stations and switching centres. An effort has also been made to optimise the network, enabling **Telecel** not only to improve its already excellent quality of service but also to maintain its leadership in terms of quality indicators, as shown by several audits.

The ambitious network expansion plan became feasible with the introduction of point to point microwaves links, namely through the second microwave transmission network developed in the Braga region, and the high number of generators that make **Telecel** less dependent on PT and EDP/Certiel, with regard to leased circuits and energy lines respectively.

«During 1999, the Customer Support Service widened its scope to cover the new Ielecel business areas.»

During 1999 **Telecel** successfully overcame two huge operational challenges without any impact for their Customers, namely the implementation of the new National Numbering Plan and the resolution of the transition to the year 2000. With the aim of increasing the quality and diversity of **Telecel** pre-paid services offered to its Customers, a new intelligent platform was installed that will enable the pre-paid service to be made available to a substantial number of users in the year 2000. With the same goal in mind a second platform for pre-paid services, similar to the existing one, was installed in Oporto.

In 1999 a new Voice Mail system was introduced on the **Telecel** network, which enables the development of new functionalities for this service. Simultaneously, the capacity of the SMS (Short Message Service) platform was expanded in order to allow an increase in the level of usage of this service and its availability for Customers of **Telecel** pre-paid products and other mobile operators' networks.

Continuing to lead the introduction of new technologies and services, in 1999 **Telecel** launched **NexiPrl** - Private Networks, for the business market, and began to operate a new intelligent network for this purpose. Also in 1999 **Telecel** prepared the availability of the WAP (Wireless Application Protocol) service, successfully launched in November at ExpoTelecom. As a result of the FWA (Fixed Wireless Access) license obtained, **Telecel** also began construction of the infrastructure needed to provide various types of voice and data fixed services that have been exclusive to the incumbent operator.





Customer Support Service

During 1999, the Customer Support Service widened its scope to cover the new **Telecel** business areas. Therefore, the implementation of Customer Support for the **netc** Internet access service and **toq** Indirect Fixed Access service, led to the creation of new teams with new specialisations and critical skills.

In the case of the **netc** Internet access service support, the identification, selection and development of these skills are considered essential for the success of **Telecel** in the new environment where mobile access to the Internet will play a fundamental role in the everyday life.

In the business segment and after the creation of the Entrepreneurial Business Unit, three new services were created:

- 1290 - Support to Business Customers aimed at providing clarification and specialised support for Business Customers;
- 1291 - Support for Business Sales aimed at providing for and supporting the direct sales teams and business agents;
- 800 0 200 - Business Solutions, which as part of a telemarketing team clarifies and provides information about **Telecel**'s business offer.

The creation of these services, together with the restructuring of the commercial support team for direct sales and business agents, intends to focus and direct the whole support structure for sales and Customer Support towards the specific needs of business Customers in order to provide a service of the highest quality.

With regard to the support systems, the introduction of a rigorous and complete IVR (Interactive Voice Response) system has provided Customers with the possibility of satisfying their information and operational needs, as confirmed by the interaction rate recorded by this service.

The whole structure of the Customer Support Service was adjusted in order to focus the areas on the respective aims including management through outsourcing of a significant part of the Contact Centre.

In terms of quality and processes, the Quality System continued to develop, having APCER - *Associação Portuguesa de Certificação* (The Portuguese Certification Association) carried out a follow-up audit, as part of the Customer Support Quality Certification awarded to **Telecel** in 1998.

Communication

The **Telecel** brand awareness continues to be close to the 100% level. The perception of the brand image faced new challenges brought on by **Telecel**'s move into several business areas, namely Indirect Fixed Access and the Internet, and by the segmentation of the GSM area into two channels: mass market and business. Presence in the media was reinforced given the extremely competitive market environment.

With regard to sponsorship, Portugal's three biggest football teams continued to be sponsored by **Telecel**. Sponsorship of motor sport events also continued, with the **Vitamina R** image, in addition to other sports, namely athletics, golf, sailing, tennis and horse riding.

The "*Mundo T*" newsletter, published every four months, for **Telecel** Customers was re-launched, with a new image and layout.

Products and Services

Telecel has stood out since the beginning of its activities due to its principal goal of satisfying the communication needs of its Customers, namely through the launching of a wide range of innovative services, regardless of the technological supports used.

With this background, special mention must be made of the launching in April 1999 of convergent fixed-mobile services, both in the business and residential fields:

- The **NexiPri** - Private Networks service comprises of the simulation of a private network, built within the **Telecel** network, which enables the integrated and transparent use of all types of mobile and fixed communications of a company, from internal to long distance communications, national or international.
- The **MobIFix** service, aimed at the residential market, is also a new step in the growing convergence of cellular service uses to meet the communication needs of Customers, whether they are mobile or fixed. Designed to communicate from home, the service offers an alternative to landline telephones, which, under certain circumstances, enables Customers to benefit from lower costs.



With the aim of allowing greater flexibility in the utilisation of **Telecel** services, namely its **Vitamina** products, from July 1999, it has been possible to make low reloading amounts, of approximately one fifth and two fifths of the minimum amount to be paid every four months to keep active any pre-paid product on the market.

On 27 August 1999, the **Telecel** Cellular Broadcast service, which had been launched in June 1998, became accessible in the entire country, providing 12 channels containing information considered of public interest. **Telecel** is the only Portuguese operator to offer this useful and innovative service that enables the reception on the screen of the cellular phone of information about specific themes as well as local information varying according to the zone where the user is located.

From 7 September 1999, **Vitamina** service Customers were able to use their phones in all countries covered by the **Telecel** roaming service, practically all around the world, using the Total Roaming Service for **Vitamina** Customers. This service enabled the same ability to communicate abroad that Customers of regular tariff plans already enjoyed. **Vitamina** service Customers have been able to benefit from pre-paid roaming in Spain since 1997.

As has happened in other European countries, there has been a very significant increase in the number of written messages, in particular among the younger age groups, who would certainly have noted the following two initiatives:

- On 1 October 1999 **Telecel** made its Short Message Service available for **Telecel Vitamina** Customers. This useful service, until then only available to Customers with regular tariff plans, enabled **Vitamina** product Customers to send written messages to other **Telecel** network Customers and international operators' networks. **Telecel** Services of acknowledged value, such as the TeleMultibanco via SMS, Reuters **Telecel**, Mail@**Telecel**, dispatch of messages to faxes or to Telechamada pagers, could from this date onwards be used by all **Telecel** Customers.

- On 1 February 2000, through an agreement reached between the mobile operators, it became possible to offer the short message service between their networks. This understanding, which was mediated through **Telecel**, enabled a joint dissemination of the service that will greatly enhance its use.

On 1 October 1999 **Telecel** also launched the new **Vitamina City**, based on the new local tariff concept. Calls made from the city selected by the Customer to the **Telecel** network and to the fixed network with the area code of this same city have a lower tariff, which amounts to a reduction of around 50%, in comparison to the average tariffs of all pre-paid products on the market. The **Vitamina City** Customer is permanently informed whether he/she is within the limits of his/her "**Telecel** City", through a free cellular broadcast message, constantly visible on the mobile phone screen.



From 15 October 1999 **Telecel** has provided a news service with information from CNN and the **netc** portal, thus becoming the first Portuguese cellular operator to offer useful services on the mobile network configured through the Internet. The news services are available on the **Telecel** network in English (CNN Mobile) and Portuguese (**netc** móvel), in the form of written messages, able to be activated and customised through the Internet.

Coinciding with the alteration of the National Numbering Plan on 31 October 1999, **Telecel** launched the Novagenda service, whose function is to enable Customers to automatically update the numbers they had stored in the memory of their SIM cards. From that date onwards this service has been available in **Telecel** shops to enable numbers in the card memory to be conveniently changed.

A series of initiatives were launched aimed at providing Customers with tools that facilitate their adaptation to the Euro, namely the Euroconversor (Euro converter) service, launched in April 1999 (converting Escudos into Euros and vice-versa), the availability of **Telecel** invoices in Euros, in addition to the adaptation of the TeleMultibanco service in February 2000, in order to enable operations in the new European currency.

At ExpoTelecom on 24 November 1999 **Telecel** presented, for the first time in Portugal, an Internet access service from the mobile phone using WAP (Wireless Application Protocol) technology. This technology is an

important advance in the convergence of mobile communications. Customers may access information and use services available on the Internet quickly and concisely whilst on the move, provided that they are equipped with one of the new mobile phone models or PDA (Personal Digital Assistant). **Telecel** commercially launched the WAP service on 15 March 2000, paving the way to offer, at the beginning of May, this type of access to a large variety of contents and services already existing on the Internet, simultaneously creating an exciting new utility for the cellular telephone.



«...Telecel presented, for the first time in Portugal, an Internet access service from the mobile phone using WAP (Wireless Application Protocol) technology. This technology is an important advance in the convergence of mobile communications.»

On 10 December 1999, **Telecel** launched a mobile phone with an incorporated FM radio, the **Vitamina R FM**, the first GSM product of this type in Portugal that allows, in a single equipment, the possibility of listening out loud to FM radio stations in stereo, using a headset supplied with the package, as well as making and receiving calls and written messages.

On 23 December 1999, **Telecel** signed an agreement with Ericsson to begin tests, from the first quarter of 2000, leading to the introduction on its network of GPRS (General Packet Radio Service), a technology that will revolutionise the use of data and Internet access services through the GSM network. This new transmission technology, as the WAP access technology, facilitates the development of new mobile data services directed towards business and residential Customers. The joint use of these two technologies will enable quick access to content available on the Internet, the carrying out of e-commerce transactions and other useful services, all whilst the Customer is on the move.

On 1 March 2000, **Telecel** launched the **Vitamina Zero** - the Super Light onto the market. This new member of the **Vitamina** family is a pre-paid product without compulsory loadings. With no compulsory minimum consumption restriction, this product adapts itself to the real needs of Customers, who can truly use it in line with their needs.

Tariffs

During the first six months of 1999 **Telecel** restructured its tariff plans. Especially noteworthy is the coming into force, on 23 January 1999, of new international tariffs that enable **Telecel** Customers to make international calls from their cellular telephones to the European Union and North America at the same price per minute as national communications during peak hours to Customers of other networks. The application of these values, which in some cases led to a reduction of 70%, allies the advantage of mobility of cellular communications to the competitiveness of **Telecel** international tariff plans. National tariffs were also reduced during this period. Amongst the alterations carried out, of particular interest was the introduction on 12 February 1999 of a reduction of up to 21% on the tariff of calls to other networks made during peak hours by Customers on regular tariff plans and **Vitamina T** and **R** Customers, as well as the reduction of monthly fees in the Pack Total 120+30, Pack Privado 480 and Normal tariff plans.

On 30 June 1999 **Telecel** announced that, from the month of July 1999, it would provide for its Customers tariff plans equivalent to thoses of its competing operators (TMN and Optimus) in addition to their own tariffs. As such, having removed the price element from the decision process, the Customer can select which tariff plan he/she would like based on other factors such as coverage and quality of the network, services provided and Customer Support.

In offering tariff plans globally equivalent to the main tariffs of competing operators, **Telecel** provided for its Customers the new Optimus tariff plans "Boomerang Mais" and "Plano Mais" in October 1999, "Boomerang Five" in November 1999, "Super Smile" and "Super" from TMN in November 1999, "Mega Smile" from TMN in February 2000 and finally "Livre" from Optimus in March 2000.

In August 1999 **Telecel** created the summer campaign "*Fale mais 60%*" (Talk More 60%), through which Customers had the opportunity to receive PTE 8,000 (EUR 39.90), VAT included, in calls for a payment of PTE 5,000 (EUR 24.94), i.e. a bonus of PTE 3,000 (EUR 14.96). The campaign lasted one and a half months and the response was overwhelming, resulting in a very strong elasticity of use.

In September the **NexiCel** plans were launched aimed at business Customers. These plans are associated with packages of minutes that can be shared by a defined number of services of a single account.

On 1 October 1999, **Telecel**, through the new **Vitamina City** and the Local Calls Discount to regular tariff plans Customers, introduced the concept of a local tariff for cellular communications onto the Portuguese market.

On the same theme **Telecel** created on 29 November 1999 the "*Plano Local*", a new regular tariff plan specially aimed towards those who make the majority of their communications during peak hours and to the fixed network of the zone where they are located.



In November 1999 **Telecel** reinforced its data and fax offer through the introduction of new Packs Datafax 15, 60, 120 and 240. In all cases the same number of minutes in data or fax calls and quantity of written messages (SMS) are included.

In December 1999 an international tariffs campaign for the period from 7 January to 7 February 2000 was launched for all **Telecel** tariff plans. This campaign encompassed 6 countries - Spain, France, Germany, England, USA and Canada - for which **Telecel** offered a price of PTE 20 (EUR 0.10) per minute (excluding VAT), valid during weekends and off-peak hours.

On 29 December 1999, **Telecel** announced that from 1 January 2000, it would provide a highly competitive offer in communications through Indirect Fixed Access ("1091") for its current Customers, both of the cellular service and Internet, of the residential and business segments. In comparison to the new tariffs announced at that time by Portugal Telecom, the **Telecel** offer represented, for a typical three-minute call, a saving of about 50% on national calls made after 7:00 p.m. and on the weekend. A single tariff was announced for business Customers that represented a reduction of about 30% in relation to the Portugal Telecom tariffs. In addition to the extremely advantageous international tariffs, **Telecel** also announced

discounts for cellular service business Customers on the price of all calls that could reach up to 10%.

Customer Loyalty Programme
During 1999 and up to March 2000 **Telecel** constantly updated the offer of its Customer loyalty programme - **Clube Viva Telecel** - enabling more advantageous acquisition of new models of mobile phones.

This programme, which encompasses all identified **Telecel** Customers, also allows the exchange of points for free calls packages or discounts in cellular telephone accessories. The points awarding system, according to the invoice total amount, enables the fairest possible programme for the Customer, guaranteeing that the offer available, although accessible to all, gives greater benefits to those who spend more.



During this period the offer from **Clube Viva** was renewed three times (third, fourth and fifth versions), achieving the aim of maintaining an attractive offer suited to different kinds of Customers. As such, a wide range of mobile phones were constantly made available, always providing the most up to date models in each product line.

Specific Customer loyalty programmes were also created in the business area, based on the drawing up of contracts of variable duration.

A high degree of automation was introduced in the processing of requests from **Telecel** Customers with regard to this programme, namely through the use of a forms optic reader and use of a CRM (Customer Relationship Management) tool, which nsures the highest level of efficiency, speed of response and quality of service offered to the Customer.

Distribution Channels
During the period under analysis, specialised distribution channels in the business segment were launched, with their own offer, commissions and technical support. There was a significant increase in the chain of total **Telecel** image shops, either run directly or through agents, in

which the Customer has access to the whole **Telecel** product range. Conditions were created to guarantee strong positioning in the emerging distribution channels, namely the Internet where the **Telecel** Electronic Shop was reformulated, now including in addition to the Company's complete commercial offer, several products specially designed for this channel.

Terminal Equipment

1999 saw a change in the downward trend of the price of terminal equipment.

This is explained by the near elimination from the end of 1999 of the subsidisation of handsets sold in pre-paid products.

In 1999 the downward trend in the cost of equipment continued but at a slower pace than in 1998.

The maturity of the market, coupled with the ageing of the equipment range, led to an equipment replacement purchase rate of approximately 45%. This figure is forecast to rise in the coming years.

Average Sale Price of Telecel Cellular Telephones



(PTE)
150,000
125,000
100,000
75,000
50,000
25,000
0
1993
1994
1995
1996
1997
1998
1999

Source: Company Reports

The certification process in the area of Terminal Equipment Technical Assistance in accordance with the ISO 9002 norm was successfully concluded, the certification duly being awarded to **Telecel** following an audit of services carried out by APCER in March 1999.

Telecel Internet Services

Main Indicators

1999 saw **Telecel** become an Internet service provider, in the content area with the launch of the **netc** Portal service on 18 June, and in the access provision area with the launch of its **netc** access service on 21 June.

In a short period of time the **netc** service achieved its aims: to become a reference point and play a decisive role in the Internet market in Portugal. **netc** contributed to the 175% rise in Internet Customers in the twelve months ending 31 December 1999, due to the innovation of its concepts, the quality of its content, the diversity of its tariffs and its capacity, facility and speed of access.

Number of netc Customers

Number of Subscribers

175,000
150,000
125,000
100,000
75,000
50,000
25,000
0

30 September 1999
31 December 1999
31 March 2000

Source: Company Reports

As such, at the end of March 2000, little more than nine months after its appearance on the market, the **netc** Customer base had reached 160,000 Customers.

netc fri, the first free access product widely made available on the Portuguese market launched on 20 September 1999 and specially aimed at residential Customers accounted for the majority of **netc** Customers. These Customers at the end of March 2000 made up 85% of the **netc** Customer base.

Main events

Netc network

At the end of June 1999 **Telecel** launched its Internet business through its Internet infrastructure and Portal. Until the end of March 2000, the IP network registered strong growth corresponding to the large increase in the number of Internet Customers.

The **netc** network stands apart due to its capacity, facility and speed of access. With 49 POPs (points of presence) installed at its launch, it already had 70 POPs installed at the end of March 2000. The **netc** Customer is offered service access through a local call throughout the country.

The high performance of the **netc** access network is built up on a Cisco equipment platform, with a backbone of 4 nodes, installed in Lisbon, Oporto, Coimbra and Faro.

The **netc** network allows fixed or mobile access to the service, namely through analogue connection (up to 56kbps), ISDN (up to 128kbps) or GSM (up to 9600bps), and through a dedicated line (up to 2Mbps).

Customer Support Service

The **netc** Customer Support Service, available through ajuda@netc.pt, offers a dedicated service, specialised and backed by the most sophisticated information systems, available 24 hours a day and 7 days a week.

In confirmation of the excellence of the **netc** Customer Support Service, it should be noted that it complies with the requirements demanded for the international Quality standard ISO 9002, in accordance with the quality certificate granted to the **Telecel** Customer Support Service in 1998 by APCER, the Portuguese Certification Association.

At the end of March 2000, the **netc** Customer Support Service employed more than 30 dedicated assistants. The Customer is also offered a Technical Support service, a backup support of an entirely technical nature, whose function is to resolve more complex problems.

Communication

As part of **Telecel**'s communication strategy, the **netc** advertising campaign has stood out since its launch due to its innovation, grounded on direct, original, informative and stimulating communication.

Based on a coherent and multifaceted communication strategy, the **netc** launching campaign enabled the creation of a prestigious and structured brand image reflecting its values and goals of market leadership from the very beginning.

Products and Services

netc revolutionised the Internet market in Portugal, being a major factor in its strong growth during 1999. Through innovative products adapted to the needs of the market, **netc** stood out owing to its originality in concepts and quality of content in Portuguese available on its Portal.



netc access products offered a difference from the norm from the beginning owing to their innovation, diversity and suitability to the needs of the market segments they were directed towards: **netc directo** and **netc fri** for the residential market and **netc grupo** and **NexiNet** for the business market.

«The netc Portal gives access to thematic channels with high quality information...»

The **netc** Portal gives access to thematic channels with high quality information: News, Stock Market, Business, Weather, Education, Sport, Beaches, Cinema, Leisure, Utility, Go Out and Travel, Cookery, Entertainment. A Portal has also been especially created for youngsters - the "*Casquinha*".

Also worthy of mention in the **netc** Portal are the following: the national search engine, the software downloading capacity, the games area, the dictionaries (Portuguese/English/French) and the access to the **netc** Customer area, enabling the Customer to access e-mail services, chat rooms and management of his/her on-line account including a whole range of configuration options for his/her account.

MONTH	DESIGNATION	DESCRIPTION
June 1999	www.netc.pt Portal	The **Telecel netc** Portal stands out from its competitors due to the quality of its contents in Portuguese and its capacity for fast downloading, namely of software and entire books. It contains a national search engine, on-line editing, dictionaries and thematic channels with information about the Stock Market, weather, sport, jobs, culture, education, environment, travel, cars, cookery, beaches, games and entertainment.
	netc directo netc e tal	The launch of the **Telecel** ISP saw 2 products offered: **netc directo** (a pay-as-you-go product, without monthly payments or minimum usage, directed towards residential Customers) and **netc e tal** (a Compaq Presario 5166 computer, including 5 hours of access per month).
July 1999	Stock market Channel	Launch of the Stock Market channel in the **netc** Portal with wide-ranging information about financial markets in Portugal and around the World.
	Beach Channel	The **netc** Portal launches the Beach channel offering a guide and information about beaches as wall as a webcam on Guincho beach.
	English Dictionaries	The **netc** Portal offers English dictionaries with English-Portuguese and Portuguese-English translation.
August 1999	1 click for Timor	The "1 click for Timor" campaign through the **netc** Portal, donated PTE 1 for each click on the campaign button, resulting in the raising of PTE 2 million (EUR 9,976) delivered to the Timorese Resistance National Council.
	Go Out and Travel Channel	The **netc** Portal launches its Go Out and Travel channel that provides information about locations, restaurants, bars and night-clubs.
September 1999	netc f.i	Aimed at residential Customers, it is the first free widespread Internet access product, through the fixed network, enabling Customers to surf the Internet at the cost of a local call; includes a complete set of services
	SECS and Terravista Protocol	Signing of a protocol with SECS (Secretary of State for the Media) and Terràvista, for free Internet access for Media bodies and on-line broadcasting for local radios (through MP3 technology).
October 1999	netc grupo	Flexible product designed for the business market (particularly small and medium-sized companies and self-employed professionals), with a private domain (name@company.pt and http://www.company.pt), monthly fee, several independent users and space for website hosting.
	Education Channel	Launch of the Education channel in the **netc** Portal that provides several themes and content aimed at students, parents, teachers and trainers.

MONTH	DESIGNATION	DESCRIPTION
November 1999	Casquinha	Portal dedicated to children with various channels adapted to youngsters (accessed through the **netc** Portal).
	Utilities Channel	The **netc** Portal launches the Utilities channel that provides varied practical information from the lottery numbers to health service contacts.
	I/PRO Audit	The **netc** Portal begins to be audited by I/PRO, an American partner of Nielsen, with statistics about the number of visits and page views.
December 1999	Digital Entrepreneur	Resulting from a consortium between **Telecel** and AITEC, this programme is aimed at Portuguese entrepreneurs with e-commerce projects, as well as companies interested in developing and consolidating their e-business strategy, providing them with a set of services and financing.
January 2000	Cinema Channel	Launch of the Cinema channel on the **netc** Portal containing information about films coming soon and currently being shown, reviews and video.
February 2000	Webcam in the Oceanarium	Installation of a webcam in the otter tank at the Lisbon Oceanarium, visualised through the **netc** Portal.
	MegaMail	Free webmail service accessible to any person, individually or in group, with a capacity to support 1 million e-mail addresses. This project resulted from the co-operation between the Ministry of Science and Technology (MCT), represented by the National Scientific Computing Foundation (FCCN), **Telecel** and Sun Microsystems.
	Portugal Internet World	A **netc** stand at Portugal Internet World, with several computers for navigation on the Internet; special mention for the Casquinha channel and the "Action on the Net" (Quake tournament) initiative.
March 2000	NexiNet: NexiNetCom e NexiNet Line	Two new products for Internet access, belonging to the **Nexis** family of products that **Telecel** provides for the business market. **NexiNet Com** (access through circuit switched network) and **NexiNet Line** (access through dedicated network). **NexiNet** offers a private domain, allowing the possibility of various users and space for website hosting, being the appropriate product for networks connection.
	1 click for Mozambique	The "1 click for Mozambique" campaign in the **netc** Portal aimed at raising money for the Red Cross Mozambique aid fund.
	Clickin	Educational Portal from *Porto Editora* in partnership with **netc**; divided into 3 age groups with entertainment and educational contents duly adapted to each age group.



«With the launch of netc fri in September 1999, Telecel was once again innovative in offering the first widespread free Internet access in Portugal.»

Tariffs

The arrival of **netc** on Portugal's Internet market was a revolutionary event in terms of innovation and diversification of the tariff plans that existed until that moment.

The **netc directo** product was the first pay-as-you-go product on the national market, with extremely competitive access tariffs. The tariff of PTE 2.40 (EUR 0.01) per minute of access at the launch was reduced in the same month to PTE 2.20 per minute (EUR 0.01), adjusting to alterations brought about in the tariffs of competing operators. **Telecel** Customers, simultaneously Customers of GSM and **netc** were charged only PTE 1.20 (EUR 0.01) for each minute of access.

With the launch of **netc fri** in September 1999, **Telecel** was once again innovative in offering the first widespread free Internet access in Portugal. In the same month the **netc directo** tariffs were also revised, falling to PTE 2.10 (EUR 0.01) per minute, and PTE 1.00 (EUR 0.00) per minute for **Telecel** GSM Customers that were also **netc** Customers.

For the **netc e tal**, **netc grupo** and **NexiNet Com** products, which include monthly access hours, additional time is charged with the same tariffs as for the **netc directo**.

Special Plan for Telecel Customers

The **netc** Customers that are also Customers of the **Telecel** GSM service can benefit from especially advantageous conditions.

netc directo Customers are charged just PTE 1.00 (EUR 0.00) per minute of access, which amounts to a discount of over 50% on access tariffs.

netc grupo Customers are offered more than 40 hours of usage in the acquisition of the product, and **NexiNet** Customers benefit from a 50% discount on additional services (mail boxes, addresses). The www.company.pt private domain is free for these Customers.

Telecel thus manages to respond to the needs and demands of its Customers offering them the most advantageous conditions on the market:

Distribution Outlets

Taking advantage of **Telecel**'s vast sales network organisation, **netc** is able to enrich its distribution channels through an extremely widespread geographical structure. A new distribution channel of **netc** products was also created for the general public: the informatics shops.

Equally prominent throughout the year was the distribution of **netc** products through the Portal, allowing on-line activation without subscription costs for products aimed at the residential segment.

Also noteworthy was the success of the sale of direct advertising space in the **netc** Portal.

Telecel Fixed Telephone Service

In 1999 **Telecel** continued to implement its strategy of becoming a global telecommunications operator, through participation in August 1999 in a public tender for the granting of Fixed Wireless Access operator licenses – where it was awarded a license to operate on the 24.5 to 26.5 GHz waveband in Portugal – and through the launch in January 2000 of its Indirect Fixed Access service.

Conscious of the value of its current GSM and Internet Customer base, **Telecel** focused its fixed network strategy on them, aiming to create services that integrate into and complement its current offer and, simultaneously, take advantage of all existing Company infrastructures, resources and processes.

Main indicators

The main Fixed Service indicators during the first quarter of 2000 were in line with **Telecel** forecasts, which took into account a set of new telecommunications operators that began their activity over this period with strong institutional advertising campaigns and free experimental offers. Hence, it is still early to draw conclusions with regard to the global value of this market and **Telecel**'s share of it.

The number of Indirect Access service Customers (**toq** and **NexiFix**) on 31 March 2000 was 43,392.

«Conscious of the value of its current GSM and Internet Customer base, Telecel focused its fixed network strategy on them, aiming to create services that integrate into and complement its current offer and, simultaneously, take advantage of all existing Company infrastructures, resources and processes.»

Telecel Network

Telecel made extensive use of its existing telecommunications infrastructure in Indirect Fixed Access, namely its switching centres, transportation network and points of interconnection with other operators for traffic exchange.

With regard to Direct Fixed Access and as a result of the granting of the aforementioned license, **Telecel** began an implementation plan of the respective infrastructure, having signed contracts with two of the major suppliers of this type of technology – Alcatel and Lucent Technologies. The commercial offer will begin in the second quarter of 2000 and is particularly directed towards the business segment and fundamentally based on integrated and innovative telecommunications services.

As a complement to this access network, another project was also initiated designing and implementing the fibre optic metropolitan networks in Lisbon and Oporto, networks that will interconnect the switching centres of the **Telecel** network, the Fixed Wireless Access base stations and some Customer's companies installations that need a wide bandwidth.

Customer Support Service

The Fixed Network Customer Support Service is based on structures and processes already in place in the GSM and Internet areas, namely in terms of call centre, invoicing and collections. However, a new help line number was created for questions concerning the fixed network to make it easier for Customers to contact **Telecel**.

Along these lines, the integrated GSM / Indirect Access invoice was also launched.

Communication

With regard to Indirect Fixed Access, **Telecel** carried out a segmented approach to the market, creating a brand - **toq** - for the residential segment and integrating the **NexiFix** "1091" service into its **Nexis** business offer, aimed at companies. In both cases, the communication rewarded its current GSM and Internet Customers, running an advertising campaign through multiple media channels in order to create brand awareness and promoting marketing activities to explain and present the features of the service.



Tariffs

As a result of targeting current Customers, as mentioned above, and the synergies obtained with the GSM and Internet areas, **Telecel** defined a competitive pricing policy that aims to provide for the long distance and international communication needs of these Customers, without the necessity of relying on another operator.

Hence, **Telecel** constantly aimed to offer per minute rates equivalent to the more aggressive competing offers, being the first to present in its **NexiFix** "1091" business offer, calls to Spain at the same price as national calls. As such, the several tariffs proposed by **Telecel** enable its GSM and **netc** Customers to benefit from the most competitive offer available on the Portuguese market for Indirect Fixed Access.

05. Information Systems

The main areas of focus for the Information Systems (IS) in 1999 were: adaptation to new business areas and the new National Numbering Plan; reorganisation of the area itself in order to correspond more efficiently to business needs; ensure the functionality of informatics applications and infrastructures passing into the year 2000; increasing the availability and reliability of the several business support central applications.

With regard to the first area of focus, a new convergent invoicing and support system was implemented for Customers, allowing response to new Company businesses requirements, namely the Internet and Indirect Access, as well as guaranteeing the capacity to adapt to the liberalisation of the Telecommunications market. Furthermore, a new pre-paid service management process was developed and several systems were adapted to the new National Numbering Plan. An innovative Call Centre system was also implemented with the aim of enabling an improved level of Customer support for Telecel Customers.



In terms of reorganisation of the IS area, specific departments were created for the development and support of new systems, more efficient support mechanisms for users were introduced and several monitoring, control and trouble reporting tools on information systems and Company voice and data networks were installed.

With respect to the transition to the year 2000, all Company applications and systems were tested to identify potential problems and all software and hardware components not complying with the specifications defined for functioning in the year 2000 were corrected, adapted or replaced.

Finally, an effort was made to increase the availability and reliability of the central information systems, through the consolidation of diverse systems in high throughput environments and the construction of new data processing centres in Lisbon and Oporto. This measure guaranteed the capacity for growth needed for the development of the business, supported in duly dimensioned infrastructures and disaster recovery mechanisms, fundamental for the operation of the Company in the event of unforeseen incidents.



06. The Euro and the Year 2000

The Year 2000

In 1997 **Telecel** began its exhaustive approach of the consequences of the "Year 2000 bug". In order to ensure the continuance of the high quality service that its Customers are used to, it brought together a multidiscipline working group, which, with the assistance of a team of external consultants and in collaboration with all areas of the Company, had the responsibility of guaranteeing the non-interruption of operations on the Year 2000 transition. The plan of activities established included, in addition to the successfully simulated transition to the Year 2000 that took place in July 1999 in the Azores, the definition of specific contingency plans for the different systems, equipments and products of the Company.

Telecel spent around PTE 650 million (EUR 3.2 million) to solve the Year 2000 informatics problem. This amount included, besides the assessment, correction and testing activities, an important improvement in Company infrastructures, namely through the upgrading and capacity increasing of several systems and equipments.

Having successfully completed the Year 2000 compliance programme, **Telecel** announced on 27 December 1999 that it expected no alterations in the functioning of its systems brought about by the transition to the Year 2000. And indeed it was confirmed that the **Telecel** mobile phone and Internet services functioned normally during the transition to the Year 2000, the only difficulties recorded being caused by the usual extremely high amount of traffic occurring on New Year's Eve.



With the 29 February 2000 date also overcome without any problems registered in the Company's systems, equipment and products and having confirmed the non-existence of any later problem, the project was closed on 31 March 2000.

Euro

In order to prepare **Telecel** for the introduction of the Euro, a working group was formed at the beginning of 1998 with representatives from each department and a full time Project Manager, under the supervision of the Chief Financial Officer.

The conversion strategy defined has the following four phases:

- First phase (November 1998): **Telecel** invoicing was issued in Escudos, with the totals also presented in Euros, based on an approximate conversion rate. This phase had the aim of increasing our Customers' perception of the Euro;
- Second phase (February 1999): **Telecel** gained the capacity to process all commercial transactions both in Escudos and Euros. The Escudo will continue to be the functional denomination of the Company until 2001;
- Third phase (2001): **Telecel** will adopt the Euro; from this moment onwards the Euro will be the functional denomination of the Company, the Escudo being used only for indicative purposes and as an alternative currency in terms of Customer payments;
- Fourth phase (July 2002): **Telecel** will use only the Euro, abandoning the Escudo both as an alternative currency and for indicative purposes.

The cost incurred on the first two phases was approximately PTE 120 million (EUR 0.6 million), including software alterations, training and communication campaigns.

The second phase began in February 1999, enabling **Telecel** to denominate, account, charge and pay all transactions in the two currencies. The invoices continue to be issued in Escudos, with simultaneous denomination in Euros at the conversion rate set by the EU. The Euro will be adopted as the accounting and information currency in 2001, which means that from this date onwards the Company will communicate and carry out all transactions with Customers, suppliers and public bodies in Euros. Receipts, invoices and other documents will maintain simultaneous presentation of information in Euros and Escudos until the end of the third phase.

07. Human Resources

Global activity in the area of Human Resources saw a strong growth pace of the total number of Employees, which translated into an increase of 34.8% in comparison to 1998.

This growth was particularly concentrated in the Engineering, Commercial, Marketing and Customer Support Service areas, owing not only to the launch of new services, but also the reorganisation of the Company into Business Units, which took place in the second quarter of 1999.

Alongside the intense recruitment drive, translating into a total of 676 admissions, monthly development actions

	31 Dec. 1997	31 Dec. 1998	31 Dec. 1999	31 Mar. 2000
Total Employees	878	1,223	1,657	1,649

also took place for the integration and accommodation of new Employees.

Telecel staff maintained an average age of 29.6 years, with the following distribution:

Breakdown of Employees by Age on 31 March 2000



From 30 to 34 21%
From 35 to 39 7%
From 40 to 44 4%
More than 45 3%
From 18 to 24 19%
From 25 to 29 46%

Source: Company Reports

Continuing with its policy of continued updating and development of its Employees knowledge and skills, investment in professional training (technical, behavioural and management) reached around PTE 450 million (EUR 2.24 million), accounting for 3.4% of staff expenses and reaching a total of 1,378 Employees from all functional areas of the Company.

Taking into account the importance of maintaining a competitive wage and benefit structure in order to attract and retain the best personnel, significant improvements were introduced to the fringe benefits package and in the second quarter of 1999, a stock options plan was implemented for senior personnel.

08. Review of the Accounts

Evolution of Revenues

Total operating revenues in 1999 reached PTE 173.2 billion (EUR 863.9 million), which was an increase of 42.4% compared to the PTE 121.6 billion (EUR 606.5 million) recorded in 1998. Excluding the contribution of the quarter of January to March 2000 this increase would have been 11.9%

Of the total operating revenues, PTE 156.5 billion (EUR 780.6 million) comes from services provided and PTE 16.7 billion (EUR 83.3 million) comes from the sale of equipment and accessories. In relation to 1998 these values represent a growth of 44.4% and 25.6% respectively. Excluding the contribution of the quarter ended 31 March 2000, these increases would be 13.2% and 0.8%.

The evolution of the **Service Revenues** reflects on the one hand the growth in the Customer base and on the other the reduction by approximately 23% in the average service revenue per Customer, as already analysed in this report.

As for the **Equipment Sales**, the growth reflects the increase in the number of units sold, but with a lower average price in comparison to 1998.

Total Operating Revenues and Service Revenues


PTE Billion/
/EUR Million
200
160
120
80
40
0
7.5
37.4
5.2
25.9
82.8
13.8
68.8
32.4
142.7
58.8
293.3
262.4
87.7
78.8
393.1
121.6
540.7
173.2
31.12.99
31.12.99
1993
1994
1995
1996
1997
1998
1999
Total Operating Revenues
Services Revenues

- The year 1999 refers to the 15-month period from 1 January 1999 to 31 March 2000 (see chapter IV.6. Alteration of the Financial and Reporting Year);
- The financial information presented in Euros is based on the fixed conversion rate of PTE 200.482 to EUR 1 (see chapter IV.5. Notes on the financial information presented in Euros).

Source: Company Reports

Evolution of Costs

Operating expenses, which include all costs apart from financing and extraordinary costs, totalled PTE 138.4 billion (EUR 690.3 million) in 1999, which represents an increase of 48.5% in relation to the PTE 93.2 billion (EUR 464.9 million) in 1998. Excluding the contribution of the quarter of January to March 2000, total operating costs increased approximately 18.1%.



The proportion in relation to the total operating revenues increased to 79.9% in relation to the 76.6% recorded in the previous year, reflecting the growth in depreciation expenses and total Customers' acquisition and retention costs as well as the development costs of new Company businesses.

The evolution of the different components of operating costs was the following:

Interconnection Costs, which include leased lines and access to other telecommunications operators' networks totalled PTE 28.4 billion (EUR 141.7 million), a growth of 60.5% in comparison to 1998. Excluding the contribution of the quarter of January to March 2000 this growth was 26.0%. The proportion in relation to total operating revenues rose to 16.4% from 14.6% in the previous year, reflecting the interconnection costs related to new Company businesses and the strong growth in the number of circuits to cope with the expansion of Telecel GSM and IP networks, despite the improvements obtained in the Prices Convention negotiated during the year.

The **Cost of Equipment and Accessories Sold**, which includes, not only the cost of equipment sold, but also the costs related to the activation package and the respective SIM card, totalled PTE 30.5 billion (EUR 152.1 million), representing an increase of 15.1% in comparison to 1998. Excluding the contribution of the quarter of January to March 2000 this cost item fell approximately 1.1% in relation to the previous year. The proportion of this caption expressed as a percentage of total operating revenues fell from 21.8% in the previous year to 17.6%, reflecting the reduction of around 12% of the average cost price of equipment although the number of units sold increased around 9%.

Selling, General and Administrative Expenses were PTE 43.8 billion (EUR 218.5 million), an increase of 69.8%



Total Operating Expenses and Proportion of Operating Revenues

PTE Billion/
/EUR Million



140
120
100
80
60
40
20
0
146.7%
107.2%
87.7%
77.4%
11.0
54.9
17.8
88.8
28.4
141.7
45.5
227.0
66.2
330.2
93.2
464.9
138.4
690.3
31.12.99
1993
1994
1995
1996
1997
1998
1999
160%
140%
120%
100%
80%
60%
40%
20%
0%

- Operating Costs
- Proportion of Operating Revenues

• The year 1999 refers to the 15-month period from 1 January 1999 to 31 March 2000 (see chapter IV.6. Alteration of the Financial and Reporting Year);
• The financial information presented in Euros is based on the fixed conversion rate of PTE 200.482 to EUR 1 (see IV.5. Notes on the financial information presented in Euros).

Source: Company Reports

in relation to 1998, which becomes 33.7% excluding the contribution of the quarter of January to March 2000. The proportion of this cost item in relation to total operating revenues rose from 21.2% to 25.3%, reflecting namely the expenses inherent to the development of new Company businesses and the growth of

total Customers' acquisition and retention costs, network maintenance and repair expenses and costs with information systems and consultants services.

Wages and Salaries totalled PTE 13.2 billion (EUR 65.8 million), which represented an increase of 73.7% in comparison to the previous year, which becomes 30.3% excluding the contribution of the quarter of January to March 2000. The proportion of this cost item expressed as a percentage of total operating revenues grew from 6.3% in 1998 to 7.6% in 1999, as a result mainly of the increase in the number of Employees (34.8%) and costs incurred with their professional training.

Depreciation and Amortisation totalled approximately PTE 21.3 billion (EUR 106.2 million), a growth of 70.4% in comparison with the PTE 12.5 billion (EUR 62.3 million) recorded in the previous year. Excluding the contribution of the quarter of January to March 2000, there was an increase of 33.6% in comparison to 1988. The proportion of Depreciation and Amortisation expressed as a percentage of total operating revenues rose from 10.3% to 12.3%, reflecting the continued investment effort of the Company in the development of its infrastructures.

The value of **Provisions** set aside in 1999 was PTE 1.2 billion (EUR 6.0 million), which was a drop of 61.3% in comparison to the value constituted in 1998. Excluding the contribution of the quarter ended 31 March 2000 Provisions fell by 80.6% in comparison to the previous year. The lower provisioned value in 1999 can be explained by the reduction of the stock options provision and the lower annual provision for bad debt. The latter decreased its proportion of total operating revenues from 1.4% in 1998 to 0.7% in 1999, reflecting the improvements made in this area, namely with pre-paid products.

Results

The operating cash flow (EBITDA) generated in 1999 amounted to PTE 56.1 billion (EUR 279.8 million), an increase of 36.8% over the PTE 41.0 billion (EUR 204.5 million) recorded in 1998, having the quarter of January to March 2000 contributed with PTE 13.4 billion (EUR 66.8 million) to this total.

The margin in relation to total adjusted service revenues (revenues from telecommunications services less interconnection costs of incoming traffic) fell from 39.8% in 1998 to 37.6% in 1999, as a result mainly of the reduction in tariffs, the increase in total Customers' acquisition and retention costs and the development costs of the new businesses (Internet access service and portal, Indirect Fixed Access and convergent fixed-mobile services for companies).

Operating Cash Flow and Margin on Adjusted Service Revenues*



PTE Billion/
/EUR Million
60
50
40
30
20
10
0
50%
40%
30%
20%
10%
0%
56.1
279.8
39.3%
40.4%
39.8%
30.4%
204.5
31.12.99
30.4
151.6
19.6
97.8
11.9%
8.2
40.9
1.5
7.5
1994
1995
1996
1997
1998
1999
Operating Cash Flow
Margin on Adjusted Service Revenues

* Telecommunications service revenues less interconnection costs of incoming traffic;
- The year 1999 refers to the 15-month period from 1 January 1999 to 31 March 2000 (see chapter IV.6. Alteration of the Financial and Reporting Year);
- The financial information presented in Euros is based on the fixed conversion rate of PTE 200.482 to EUR 1 (see chapter IV.5. Notes on the financial information presented in Euros).

Source: Company Reports

Telecel's GSM business operating cash flow in 1999 rose to PTE 57.8 billion (EUR 288.3 million) while the EBITDA of the new Company businesses showed a loss of PTE 1.7 billion (EUR 8.5 million) for the period.

Non-operating Income (financing and extraordinary) in 1999 amounted to a loss of PTE 1.6 billion (EUR 8.0 million), a decrease of PTE 1.8 billion (EUR 9.0 million)

compared to a profit of PTE 0.2 billion (EUR 1.0 million) obtained in 1998. Excluding the contribution of the quarter of January to March 2000, this decrease amounted to PTE 1.2 billion (EUR 6.0 million). This reduction is mainly the result of extraordinary profit with regard to deferred taxes registered in 1998, which amounted to PTE 1.3 billion (EUR 6.5 million).

Pre-tax Income registered in 1999 showed a profit of PTE 32.3 billion (EUR 161.1 million), an increase of 12.2% in comparison to the PTE 28.8 billion (EUR 143.7 million) recorded in 1998, which amounted to a margin in relation to total operating revenues of 18.6%. The contribution of the quarter of January to March 2000 to the result obtained in 1999 was PTE 7.7 billion (EUR 38.4 million).

Income Tax Provision was calculated at PTE 12.1 billion (EUR 60.4 million), an increase of 28.7% in comparison to the PTE 9.4 billion (EUR 46.9 million) in 1998, the quarter of January to March 2000 having contributed with PTE 2.9 billion (EUR 14.5 million) to the total provision in 1999. The effective income tax rate rose from 32.7% to 37.3%, due, on the one hand, to the lower tax value reported in 1999 in relation to the accumulated losses of Telechamada from 1993 to 1997, to the lower value deferred to subsequent years of the tax calculated on Company's provisions and, on the other hand, to the tax rebate on previously incurred costs that only this year became deductible allied to the reduction of the nominal income tax rate from 37.4% to 35.2% recently decided by the Portuguese Government and backdated to 1 January 2000.

Net Income thus amounted to PTE 20.3 billion (EUR 101.3 million), equivalent to PTE 94.3 (EUR 0.47) per share, which represents a growth of 4.6% compared to the PTE 19.4 billion (EUR 96.8 million) recorded in 1998 (PTE 90.1 per share or EUR 0.45). The contribution of the quarter ended 31 March 2000 to the net annual result of the Company amounted to PTE 4.8 billion (EUR 23.9 million). In terms of margin in relation to total operating revenues, there was a reduction to 11.7% from the 16.0% obtained in 1998 that reflects the increase in depreciation and a higher tax bill in comparison to the previous year, as well as the development costs of the new **Telecel** businesses.

Net Income


PTE Billion/
/EUR Million
24
20
16
12
8
4
0
-4
-8
1995
1996
1997
1998
1999
2.4
12.0
7.3
35.4
19.4
96.8
20.3
101.3
31.12.99
(2.8)
(14.0)
(24.9)

• The year 1999 refers to the 15-month period from 1 January 1999 to 31 March 2000 (see chapter IV.6. Alteration of the Financial and Reporting Year);
• The financial information presented in Euros is based on the fixed conversion rate of PTE 200.482 to EUR 1 (see chapter IV.5. Notes on the financial information presented in Euros).

Source: Company Reports

09. Investment Policy

In 1999 **Telecel** continued its policy of heavy investment in the cellular network, namely reinforcing its coverage and capacity in order to maintain the high quality of service that its Customers are used to. The launch into new business areas made throughout the year, and the Internet area in particular, demanded an additional drive in terms of investment.

At the end of 1999 the cumulative investment in fixed assets reached PTE 149.5 billion (EUR 745.7 million), having 1999 annual investment amounted to PTE 46.6 billion (EUR 232.4 million). The contribution of the quarter of January to March 2000 to the annual investment of the Company was PTE 11.5 billion (EUR 57.4 million).

Out of the total amount invested in the year, PTE 42.1 billion (EUR 210.0 million) was spent on **Telecel**'s mobile business, of which PTE 31.8 billion (EUR 158.6 million) were spent on the development of the GSM network. The remaining PTE 4.5 billion (EUR 22.4 million) were invested in the development of the new Company businesses: Internet (ISP and portal), Indirect Fixed Access and Direct Access.

Annual Capital Expenditures

PTE Billion/
/EUR Million


50
40
30
20
10
0
6.7
33.4
8.5
42.4
11.3
56.4
14.8
73.8
19.1
95.3
27.6
137.7
46.6
232.4
31.12.99
1993
1994
1995
1996
1997
1998
1999

- The year 1999 refers to the 15-month period from 1 January 1999 to 31 March 2000 (see chapter IV.C ... *teration of the Financial and Reporting Year*);
- The financial informatio presented in Euros is based on the fixed conversion rate of PTE 200.482 to EUR 1 (see chapter IV.5. Notes on the financial information presented in Euros).

Source: Company Reports



10. Financing Policy

On 31 March 2000 **Telecel**'s Interest-bearing Liabilities stood at PTE 27.4 billion (EUR 136.7 million), which compares to PTE 18.0 billion (EUR 89.8 million) on 31 December 1998. The increased need for financing in 1999 arose essentially from the maintaining of the strong investment policy, in order to provide Customers with a high quality service.

At the end of March 2000 the Company's Liabilities represented approximately 55% of its Assets, reflecting the balance between internal and external financing sources, maintaining the Company's Net Interest-bearing Debt in relation to the Stock Market Capitalisation at very low levels (about 3%).

Integrated into the financing policy of its major Shareholder, the Company began in April 1999 with AirTouch, the consolidation of its indebtedness within the Group, later guaranteed by Vodafone AirTouch. As such, on 31 March 2000, **Telecel**'s Interest-bearing Liabilities were made up of Shareholder loans amounting to a total value of EUR 105.0 million (PTE 21.1 billion) and PTE 6.4 billion (EUR 31.9 million) of short term financing (bank overdrafts). As a consequence of the aforementioned policy, the Company paid off, during the year under analysis, both the final bond loan (1994 A Series) of PTE 2.5 billion (EUR 12.5 million), and the Commercial Paper issues with an overall value of PTE 5.0 billion (EUR 24.9 million) that were outstanding at the end of 1998.

Interest-bearing Liabilities


PTE Billion/
/EUR Million


30
25
20
15
10
5
0
6.2
30.9
10.5
52.4
17.5
87.3
79.3
66.6
18.0
89.8
27.4
136.7
1993
1994
1995
1996
1997
1998
1999

* The financial information presented in Euros is based on the fixed conversion rate of PTE 200.482 to EUR 1 (see IV.5. Notes on the financial information presented in Euros).

Source: Company Reports

11. CMVM (Securities Exchange Commission) Recommendations concerning the Governing of Companies Listed on the Stock Market

This chapter outlines the statement from the Management Board of **Telecel** - Comunicações Pessoais, S.A. with regard to the CMVM recommendations concerning the governing of companies listed on the stock market.

I - Disclosure of information

1. Division of tasks among the Company's decision making personnel

Telecel adopted, from the point of view of its internal organisation, a model containing two Company Bodies - the Management Board and the General Council.

The adoption of this model guarantees the participation of Shareholders in questions concerning the tasks administered by the General Council. In effect, under the terms of article 12 of the Company Statutes, this Company Body consists of a total of seven members, which must be **Telecel** Shareholders with the right to vote.



Amongst the various tasks under the charge of the General Council, especially noteworthy owing to its importance is the monitoring of the activity of the Management Board, the capacity to promote and convene General Assemblies and the approval of the Report and Accounts drawn up by the Management Board (article 13).

The Management Board itself must carry out the management of the Company businesses, and as such, undertake the strategic options of the Company. The Management Board is also responsible for representing the Company, as well as deciding on the acquisition, charging or transfer of any Company goods. However, certain acts that the Management proposes to undertake must receive prior consent from the General Council, particularly the purchase, sale or subscription of shares in other companies, the approval of annual activity and budget plans, the contracting of loans that exceed the amount fixed by the General Council, in addition to the undertaking of profits advances to Shareholders.

2. Functions of the members of the Administrative Bodies and positions held in other companies

The functions performed by Management Board members of **Telecel** are dictated by the group of tasks to which they are entrusted by the Statutes and by corporate laws.

The current members of the **Telecel** Management Board whose identification is outlined in chapter I.8 of the Report and Accounts and who on this date hold positions in other companies are the following:

António Rui de Lacerda Carrapatoso (Chairman):
Non-executive member of the Board of Directors of the mobile operator Airtel (Spain);
Non-executive member of the Board of Directors of the mobile operator Europolitan (Sweden).

3. Performance of shares on the Stock Market

The performance of **Telecel** shares on the Stock Market during 1999 is shown by the following graph:

Telecel Share Price Evolution (1 January 1999 – 31 March 2000)


Escudos
Euros
5,500
4,500
3,500
2,500
1,500
27.43
22.45
17.46
12.47
7.48
01-Jan-99
04-Feb-99
04-Mar-99
04-Apr-99
04-May-99
04-Jun-99
04-Jul-99
04-Aug-99
04-Sep-99
04-Oct-99
04-Nov-99
04-Dec-99
04-Jan-00
04-Feb-00
04-Mar-00
31-Mar-00

- The year 1999 refers to the 15-month period from 1 January 1999 to 31 March 2000 (see chapter IV.6. Alteration of the Financial and Reporting Year);
- The financial information presented in Euros is based on the fixed conversion rate of PTE 200.482 to EUR 1 (see chapter IV.5. Notes on the financial information *presented in Euros*);
- The movement of Company shares shown on the graph above takes into account - backdated to the beginning of 1999 - the due adjustment resulting from the stock split from 10 to 1 undertaken on 19 November 1999.

It is pointed out that during the referred period **Telecel** did not carry out any share capital increase - apart from the increase to EUR 107,500,000, through incorporation of reserves for the purpose of rectification owing to its re-denomination into euros, undertaken in the second semester of 1999 - nor did it issue any securities liable to lead to a "sociality position" in the Company.

Chapter I.7 of the Report and Accounts outlines the performance of **Telecel** shares on the Stock Market since 9 December 1996 to 31 March 2000.

4. Dividend distribution policy

Since 1997 **Telecel** has been distributing dividends to its Shareholders.

It is pointed out however, that under the terms established in article 20 of its Statutes, the General Assembly of **Telecel** can by simple majority decide to distribute less than half of the net profits gained in any financial year.

5. External agreements with regard to the exercising of Company rights or the transferability of shares

Telecel has no knowledge on this date of the existence of any external agreements drawn up by its Shareholders with regard to their shares.

The **Telecel** Statutes do not impose any statutory limitation on the transfer of shares.

6. Use of new information technology in the disclosure of financial information and preparatory documents for General Assembly meetings.

From August 1999 **Telecel** has provided financial information about the Company on its homepage (www.telecel.pt).

Telecel will in the course of 2000 provide a bilingual institutional area on its site in Portuguese and English, including press releases that in general contain information about relevant facts and increasingly about the convening of General Assemblies.

7. Support suite for the investor

With regard to support for the investor, **Telecel**'s "Corporate Communications and Investor Relations" has the function of offering aid to investors.

This department is run by Ms. Paula Pato and Ms. Ana Catarina Braga under the guidance of the executive responsible for relations with the market and with the CMVM (Ms. Luísa Pestana). Investors may request information or present complaints by telephone (+351.91.378.5509 / +351.21.722.5509), letter (Centro Empresarial Torres de Lisboa, Rua Tomás da Fonseca Torre A, 15º C, 1649-032 Lisboa) or e-mail (press@telecel.pt). It is **Telecel** policy to respond to all queries as quickly as possible.

II - Exercising the right to vote and representation of the Shareholders

8. Exercising the right to vote

Under the terms of article 7 of the **Telecel** Statutes, Shareholders can take part in the General Assemblies with the right to vote provided that they have at least 10 shares.

Article 8 of the **Telecel** Statutes allows voluntary representation in General Assembly meetings. In the case of individuals, he/she may be represented by another Shareholder, any member of the Management Board or other person that corporate law permits. Under the terms of the same norm, the instruments of voluntary representation must be addressed to the chairman of the General Assembly Board and delivered to the Company at least three days in advance of the date of the meeting.

The **Telecel** statutes do not contain rules that allow for the possibility of using the "vote by correspondence". Nonetheless, and taking into account the imperative character of article 22, no. 1 of the "Securities Code", **Telecel** Shareholders can, from 1 March this year, also vote by correspondence. **Telecel** is currently studying the best way in which to enable this possibility in legal terms, namely with respect to the manner in which the vote can be exercised and the deadline for its reception.



9. Perfecting of procedures connected to representation requests
It has been **Telecel** practice to include in the convening of the General Assembly meeting, indication with regard to the terms and conditions concerning participation of the Shareholders in these meetings.

Telecel will include in the convening of the General Assembly meetings the possibility and the terms under which its Shareholders can exercise their vote by correspondence as established in article 22, no. 3 of the "Securities Code".

III - Corporate regulations

10. Measures adopted to prevent the success of public takeover bids
It is not the intention of the Company to create mechanisms that lead to premeditated erosion of the Company assets in the event of a takeover or change in the composition of the Management Body, with a view to preventing the free transferability of shares.

IV - Structure and functioning of the Management Body

11. Plurality in the composition of the Management Body
Telecel Management Board met on a regular basis throughout 1999 with the aim of guaranteeing the effective control of the management of the Company. The General Council, charged with monitoring the activity of the Management Board met periodically over the same year under the terms of the Law and the Statutes.

Experience has shown that the number of members that make up the aforementioned Bodies is adequate for the carrying out of their tasks. Currently the Management Board is made up of 5 members and the General Council of 7 members.

12. Balance on the Executive Commission between the Board Members connected to the major Shareholders and the independent Board Members
Not applicable given that the internal structure of **Telecel** does not encompass an executive commission.

Nonetheless, it should be mentioned that **Telecel** General Council must be necessarily composed of Company Shareholders and that its Management Board can consist of persons that do not hold Company's stocks. This condition establishes a balance of forces within **Telecel** that has proven to be suitable in what concerns to the appropriate Company management.

13. Creation of internal control commissions for material that may give rise to potential conflicts of interest, professional confidentiality and diligence in the running of the Company
The regulations outlined in the Commercial Companies Code and the Securities Code impose special duties on members of the Management Bodies with regard to conflicts of interest, obligation to confidentiality and diligence in the running of Company affairs. It has been a concern of **Telecel** to inform its senior personnel about the importance of controlling all situations that are liable to violate any of the aforementioned duties.

No conflicts of interest have arisen at **Telecel** to justify the adoption of internal control commissions. However, **Telecel** does not reject their creation when they prove to be necessary to guarantee healthy, prudent and transparent management of the Company.

On this matter, reference must also be made to the existence of a monitoring commission whose function is to monitor the activity of the Management Board as outlined in stipulation no. 2 of article 344 of the Commercial Companies Code.



12. Distribution of Results

Taking into account the plan of activities for 2000, the investment needed for the introduction of UMTS technology and the recommendations of the General Council, the Management Board proposes that the net income gathered for 1999, amounting to a profit of PTE 20.3 billion (EUR 101.3 million), be applied in the following manner:

Reinforcement of the Legal Reserve: 5% of net results, equivalent to PTE 1.0 billion (EUR 5.0 million);

Free Reserves: the remaining PTE 19.3 billion (EUR 96.3 million).

This proposal only applies to the 1999 results and therefore will be reconsidered on an annual basis.

13. Future Outlook

The high level of competitiveness that has been a feature of Portugal's cellular communications market, since **Telecel** began operating at the end of 1992, became particularly intense in 1999, translating into a high level of growth that made Portugal one of the first countries in the world in which the penetration rate of the cellular service exceeded that of the fixed telephone service.

This level of competitiveness was equally fierce in the Internet and Indirect Fixed Access areas, with the appearance of a considerable number of new operators on the market.

Nevertheless, the total number of Customers is forecast to continue to increase, both with regard to the cellular service and the new areas of the Telecommunications market, namely data and the Internet. Owing to the continuing evolution of mobile technology, it will be possible to provide new data and video services, in addition to the voice service that prevails today. It is forecast that within five years between 20% and 40% of mobile revenue will come from data services and the Internet. These services will be supported by standardised access protocols, such as WAP, and by the evolution of the second generation of GSM, with GPRS, that will enable a more efficient and faster transmission of data through packages. The later introduction of UMTS, which intends to confirm itself as the global standard on a world level, will create new and more important potential in this area.



Telecel is particularly well placed and equipped to take advantage of these new opportunities afforded by the market and the technological evolution. The Company is set on leading the mobile data revolution in Portugal, as shown by its pioneering of the WAP service in Portugal, and shortly by the introduction of GPRS technology on its cellular network. Convinced that content has a fundamental role to play in the convergence between mobile communications and the Internet, **Telecel** intends to create an autonomous content design and production company for horizontal and vertical portals on the web.

Next year **Telecel** will also look to strengthen its global offer of services through the co-operation established with Oni and maintain its investment drive in the con-

struction of alternative telecommunications infrastructures, namely through the agreement sealed with Oni and Brisa.

In 2000 **Telecel** will aim to continue to increase its cellular Customer base and expand its offers in the Indirect Fixed Access, Direct Access and Internet (access and content) areas increasingly satisfying the global communication needs of its Customers. The Company will continue over the coming year to present innovative services directed towards an increasingly demanding market, whether dealing with fixed, mobile or convergent communications.

Given the new business areas that the Company has moved into, together with the reinforcement of the coverage and quality and the introduction of new functionalities on the cellular network, it is forecast that the total capital expenditures in 2000 will be higher than the investment made in the last twelve months of 1999.

In 2000 the **Telecel** Management Board and all of the Company's Employees will continue to use their full potential and give their greatest effort in order to ensure a positive evolution in revenues, cash flow and net income of the Company.

14. Closing Remarks

Telecel is an international benchmark in the cellular business area and one of the most important national companies in the Telecommunications Sector. In terms of service revenues, it is the second largest telecommunications operator and the largest mobile operator in Portugal. It is one of the largest, most profitable and prestigious Portuguese companies.

In knowing how to develop the necessary skills to occupy the leading position in the mobile communications market and approach new adjacent areas in an intelligent manner, the Company is well prepared and positioned to face the challenges and profit from the opportunities afforded by the technological evolution. **Telecel** is set on continuing to be one of the main driving forces behind the development of the market and contributing to the economic development of Portugal.

15. Acknowledgements

During 1999 as in previous years, **Telecel** continued to consolidate its skills and undergo a favourable evolution. We would like to close by showing our gratitude to the following:

Our **Customers**, who aid us constantly with their criticisms and suggestions and whose needs we always try to satisfy in the best manner possible.
Our **Employees**, given that everything that we have achieved up to now is the direct result of their effort; without them it would not have been possible to create and develop one of the most dynamic Portuguese companies, with a considerable dimension and profitability, able to offer a quality service to the public.
Our **Distributors** and **Suppliers**, who have been our fundamental partners in such an ambitious project.
Our **Shareholders**, who have constantly given all the support and guidance needed and with whom we hope to continue to merit their full confidence.
The **Public and Governmental Bodies**, which were open to dialogue with our Company and looked to understand our problems and expectations.
Finally a special mention of gratitude for the members of our Corporate Bodies: the **General Council**, the **Official and Independent Auditors** and the **General Assembly Board**.

Lisbon, 24 May 2000

THE MANAGEMENT BOARD
António Rui de Lacerda Carrapatoso (Chairman)
António Manuel da Costa Coimbra
António Vaz Branco
Ian Thomas Johnson
Nuno J. F. S. de Oliveira Silvério Marques



01. General Council Activity Report - 1999

To the Shareholders of **Telecel** - Comunicações Pessoais, S.A.,

Under the terms of the Law and the Statutes, the General Council met periodically during 1999 with a view to accompanying and monitoring the activity of the Management Board and of the Company in general.

In March 1999, the Council approved the Management Board's Report and the Accounts with regard to the 1998 financial year, which together with the 1998 General Council Activity Report, was subsequently submitted for appreciation of the General Assembly and duly approved. On the same date, the Council also approved the proposal to alter the statutes of the Company, which included the re-denomination of the share capital into euros and the division by ten of the shares nominal value, an alteration that was also submitted for appreciation of the General Assembly and duly approved.

In April 1999, the Council approved the credit line proposed by AirTouch Communications under the conditions presented, with the Company initialising the financing with its major Shareholder.

In July 1999, the Council approved the proposal to reinforce the Investment Budget for the year, aimed at increasing the coverage and quality of the Company network, taking into account the scarcity of dual telephones on the market and the introduction of new functionalities. On the same date, the Council approved the convening of a General Assembly of Shareholders for the month of September, in order to get approval for the alteration of the Company's tax year to run from April to March, in order to coincide with the financial and reporting year of its major Shareholder Vodafone AirTouch. This alteration was subsequently approved at the General Assembly held in September 1999.

In a meeting held in September 1999, the Council expressed its gratitude to Mr. Thomas Krebs for his valuable support whilst a member of the General Council, and welcomed the new member Mr. Michael Pitt, appreciating his important contribution to the performance of the Council's duties.

In December 1999, the Council approved the Budget and Plan of Activities for 2000.

In February 2000, the Council also expressed its recognition to Mr. Roberto Carneiro for his unequivocal support whilst a member of the General Council of the Company.

The Report and Accounts with regard to the financial year of 1999 was approved by the Council, which, taking into account the needs of the Company and the plan of activities for 2000, recommended to the Management Board that it deliberate on the non-distribution of dividends.

The Council congratulates the excellent performance and dynamism maintained by the Company, and respective Management Board, in 1999, confirmed both by the increase in its revenues, Customer base and quality of the services rendered, and the successful expansion and widening of its activity achieved through the consolidation of its internal skills.

Lisbon, 25 May 2000

The General Council

02. Stock Trading Activity by Management Board and General Council Members

All mentions of the number and price of shares representing the Company's share capital already reflect the **Telecel** stock split of 10 to 1 undertaken on 19 November 1999.

General Council

MEMBERS	Held on 31/12/98		Acquired between 01/01/99 and 31/03/00		Sold between 01/01/99 and 31/03/00		Balance on 31/03/00	
	Shares	Bonds	Shares	Bonds	Shares	Bonds	Shares	Bonds
Vodafone AirTouch (Europe) B.V. *	109 411 070	-	-	-	-	-	109 411,070	-
Vernon H. L. Tyerman			-	-	-	-	-	-
Adriana Nugter	10		-	-	-	-	10	-
Diogo Alves Dinis Vaz Guedes	10	-	-	-	-	-	10	-
Jeffrey David Clark	10	-	-	-	-	-	10	-
Michael Pitt	-	-	10	-	-	-	10	-
Tomas Isaksson	10	-	-	-	-	-	10	-

* The merger between AirTouch Communications Inc. and Vodafone Group Plc resulted in the constitution of Vodafone AirTouch Plc. In order to reflect this merger, the company name AirTouch (Europe) B.V. was changed to Vodafone AirTouch (Europe) B.V..

Management Board

MEMBERS	Held on 31/12/98		Acquired between 01/01/99 and 31/03/00		Sold between 01/01/99 and 31/03/00		Balance on 31/03/00	
	Shares	Bonds	Shares	Bonds	Shares	Bonds	Shares	Bonds
António Carrapatoso	10.000	-	248.000	-	242.000	-	16.000	-
António Coimbra	4.000	-	106.666	-	108.166	-	2.500	-
António Vaz Branco	4.000	-	81.250	-	85.250	-	-	-
Ian Thomas Johnson	-	-	-	-	-	-	-	-
Nuno Silvério Marques	4.000	-	90.666	-	94.666	-	-	-

António Carrapatoso

Under the Stock Option Plan approved by the General Council Compensation Committee, he acquired, at EUR 3.97 (PTE 795), 87,500 shares on 25 February 1999, 29,800 shares on 26 August 1999, 90,000 shares on 11 February 2000, 26,700 shares on 25 February 2000 and acquired, at EUR 17.47 (PTE 3,502), 14,000 shares on 25 February 2000. He sold 45,000 shares on 25 February 1999 at EUR 17.00 (PTE 3,408), 90.000 shares on 11 February 2000 at EUR 21.25 (PTE 4,260), 29,800 shares on 11 February 2000 at EUR 20.92 (PTE 4,194), 40.700 shares on 25 February 2000 at EUR 23.90 (PTE 4,792), 22.500 shares on 25 February 2000 at EUR 23.58 (PTE 4,727), 10,000 shares on 6 March 2000 at EUR 25.20 (PTE 5.052), 2,053 shares on 27 March 2000 at EUR 23.02 (PTE 4,615) and 1,947 shares on 7 April 2000 at EUR 21.50 (PTE 4,310).

On 13 September 1999 he was given a stock option to acquire from **Telecel** up to 52.000 shares at a price of EUR 11.37 (PTE 2,279).

António Coimbra

Under the Stock Option Plan approved by the General Council Compensation Committee, he acquired, at EUR 3.97 (PTE 795), 37,500 shares on 25 February 1999, 12,500 shares on 3 August 1999 and 50,000 shares on 11 February 2000 and acquired, at EUR 17.47 (PTE 3,502), 6,666 shares on 28 February 2000. He sold 15,000 shares on 25 February 1999 at EUR 17.00 (PTE 3,408), 45,833 shares on 11 February 2000 at EUR 21.29 (PTE 4,268), 4.167 shares on 11 February 2000 at EUR 20.80 (PTE 4,170), 4,000 shares on 11 February 2000 at EUR 21.00 (PTE 4,210), 6,666 shares on 28 February 2000 at EUR 23.90 (PTE 4,792), 22,500 shares on 1 March 2000 at EUR 24.80 (PTE 4,972) and 10.000 shares on 6 March 2000 at EUR 25.40 (PTE 5,092).

On 13 September 1999 he was given a stock option to acquire from **Telecel** up to 32.000 shares at a price of EUR 11.37 (PTE 2,279).

António Vaz Branco

Under the Stock Option Plan approved by the General Council Compensation Committee, he acquired, at EUR 3.97 (PTE 795), 31,250 shares on 25 February 1999 and 50,000 shares on 11 February 2000. He sold 16,500 shares on 25 February 1999 at EUR 17.00 (PTE 3,408), 50,000 shares on 11 February 2000 at EUR 21.25 (PTE 4,260) and 18,750 shares on 21 February 2000 at EUR 21.14 (PTE 4,238).

Ian Thomas Johnson
Does not hold any **Telecel** shares and is not covered by the Company's Stock Option Plan.

Nuno Silvério Marques
Under the Stock Option Plan approved by the General Council Compensation Committee, he acquired, at EUR 3.97 (PTE 795), 31,250 shares on 25 February 1999, 50,000 shares on 11 February 2000 and 3,750 shares on 25 February 2000 and acquired, at EUR 17.47 (PTE 3,502), 5,666 shares on 25 February 2000. He sold 16,500 shares on 25 February 1999 at EUR 17.00 (PTE 3,408), 50,000 shares on 11 February 2000 at EUR 21.25 (PTE 4,260), 9,416 shares on 25 February 2000 at EUR 23.90 (PTE 4,791) and 18,750 shares on 26 February 2000 at EUR 24.04 (PTE 4,820).

Chartered Accountant

Amável Calhau, Ribeiro da Cunha & Associados do not hold Company shares or bonds.
Mr. José Maria Ribeiro da Cunha does not hold Company shares or bonds.

03.Extract from the Minutes of the Telecel General Council Meeting

(...)

2 - Approval of the 1999 Board of Management Report and Financial Statements

Mr. Carrapatoso, President of the Board of Management, presented the Board of Management Report and the Financial Statements for the fifteen month period ended 31 March 2000 and explained the main events of the period, as well as a summary of the contents of the Report.

Mr. José Maria Ribeiro da Cunha from the Chartered Account firm "Amável Calhau, Ribeiro da Cunha e Associados" described the work carried out in order to review the fifteen month period ended 31 March 2000 accounts. He then presented the Legal Certification of Accounts and the Chartered Account Report for the mentioned period. Mr. Ribeiro da Cunha reiterated his favourable opinion of the 1999 accounts and recommended that the General Council approve the accounts.

As there were no comments namely on Section 12 of the Board of Management Report - Distribution of Results - the Legal Certification of the Accounts and the Report from the External Auditor, Mr. Tyerman requested the Council to vote its approval for the Board of Management Report and the Financial Statements for the fifteen month period ended 31 March 2000. They were approved by unanimous vote.

3 - Approval of the General Council Report

The Council reviewed the General Council Activity Report for 1999, which was put to vote and unanimously approved.

(...)

25 May 2000
Lisbon, Portugal

04. Report of Independent Accountants

To the Shareholders and the Management Board of **Telecel** - Comunicações Pessoais. SA

1. We have audited the accompanying balance sheet of **Telecel** - Comunicações Pessoais, SA (the "Company") as of 31 March 2000, and the related statements of income and cash flows for the fifteen month period then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

2. Our audit was performed in accordance with generally accepted auditing standards in Portugal. These standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

3. In our opinion, the financial statements audited by us present fairly, in all material respects, the financial position of the Company as of 31 March 2000 and the results of its operations and cash flows for the fifteen month period then ended, in conformity with generally accepted accounting principles in Portugal.

PricewaterhouseCoopers

16 May 2000
Lisbon. Portugal




b
c
Financial Statements

01. Balance Sheet as of 31 March 2000

(Amounts expressed in Portuguese Escudos)

ASSETS	Note	31-03-2000 Gross Assets	31-03-2000 Depreciation and provisions	31-03-2000 Net Assets	31-12-1999 * Net Assets	31-12-1998 Net Assets
FIXED ASSETS						
Intangible assets						
Start-up costs		6,337,941,846	5,492,807,970	845,133,876	841,815,891	1,015,695,071
Research and development costs		5,595,534,134	4,061,169,515	1,534,364,619	954,267,236	554,789.929
Intellectual property and other rights		235,142,237	4,332,131	230,810,106	231,135,280	124,884,187
Work-in-progress		401,716 465		401 716,465	435,063,760	89,480,387
	8, 10	12,570, 334,682	9,558,309,616	3.012,025,066	2,462,282,167	1,684,849,574
Tangible fixed assets						
Land and natural resources		757,662.121		757.662,121	731,963,474	648,724,411
Buildings and other constructions		14,956.133,173	3,451,675,387	11.504,457,786	11,090,561,185	8,896,518,888
Plant and equipment		81,655,333,131	29,579,469,039	52,075,864 092	51,743.219,024	40.163,762,285
Transportation equipment		1,560,175,099	830,898,983	729.276,116	548,401,760	569,560.494
Tools and other equipment		3,680,642.659	2,131,250,390	1,549,392,269	1,838,857,380	1,585,147,339
Administrative equipment		20,109,304,024	12,559,238,174	7,550,065,850	7,677,026,859	6,055,853,448
Other tangible fixed assets		11.386,500	10 119,279	1,267,221	1,465,325	2,575,494
Construction in progress		12.669,998,908		12,669,998.908	7,111,883,239	4,614.276,020
	10, 14	135,400,635,615	48,562.851,252	86,837.984.363	80,743,378,246	62,536,418,379
CURRENT ASSETS						
Inventories						
Merchandise	21, 22, 34	10,209,830,403	1,497,396,475	8,712,433,928	11,326,751,491	9,986,461,547
Advances to suppliers of inventories						
		10,209,830,403	1.497,396,475	8,712,433,928	11,326,751,491	9,986,461,547
Accounts receivable						
Accounts receivable from customers		14,172,463,452	14,172,463,452	13.277.437,442	13.793,729,512	
Doubtful accounts receivable	23, 34	9,985,903,078	9,985,903,078		225.779,880	
Advances to customers						
Advances to suppliers		1,507,063,892		1,507,063.892	578,940.144	220,776,361
Advances to suppliers of fixed assets		16,747,711		16,747,711	16,766,161	398.929
State and public entities	48	231.134,541		231,134,541	228.811,159	332,661,292
Other debtors		268,132,429		268,132,429	474,353,271	214,834,693
		26,181.445,103	9,985,903,078	16,195,542,025	14,802,088,057	14,582,400,787
Bank deposits and cash						
Bank deposits		202,960,716		202,960,716	280.425,572	114,312,425
Cash		7,368,667		7,368,667	26,463,433	14,282,212
		210,329,383		210.329.383	306,889,005	128,594,637
Accrued income and deferred costs						
Accrued income	49	6,541,076,406		6,541,076,406	5,997,152,909	6,109,559,735
Deferred costs	48	9,394,087,345		9,394,087,345	8,053,662,849	4,167,121,574
		15,935,163,751		15,935,163,751	14,050,815,758	10 276 681 309
Total amortisation and depreciation			58,120,960.868			
Total provisions			11,483,299,553			
Total assets		200,507,738,937	69.604,260,421	130,903,478,516	123,682,204,724	99,375,408,233

* Unaudited

The accompanying notes on the financial statements are an integral part of these financial statements.

THE CHIEF ACCOUNTANT

THE MANAGEMENT BOARD

(Amounts expressed in Portuguese Escudos)

SHAREHOLDERS' EQUITY AND LIABILITIES	Note	31-03-2000	31-12-1999 *	31-12-1998
SHAREHOLDERS' EQUITY				
Share capital	36, 37, 40	21,551,815,000	21,551,815.000	21,500,000,000
Own shares				
Nominal value	40	(4,502,826)	(10,194,510)	
Premium and discount	40	(101,275 782)	(229,290,834)	
Additional paid in capital				
Reserves				
Legal reserves	40	2 068,196,556	2.068.196.556	1,151,300.225
Statutory reserves				
Contractual reserves				
Other reserves	40	15,110 800,778	15,110,800,778	
Retained earnings				6,380,285.482
Net income	40	20,260,676,651	15,502,966,364	19,374,226,627
Advanced dividends				
Total shareholders' equity		58.881,709,377	53,994,282,354	48,405,812,334
LIABILITIES				
Other provisions				
Provisions for pension plans				
Other provisions	34	2,153,983,704	1,976,403,667	2,259,426,047
		2,153.983,704	1,976,403,687	2,259,428,047
Medium term liabilities				
Corporate bonds				
Convertible				
Non convertible				
Short term liabilities				
Corporate bonds				
Convertible				
Non convertible	54			2,500,000,000
Bank loans	52	6.358,659,457	3.195,877,371	15,536,312,286
Accounts payable to suppliers		9 061,486.503	11,183,739,989	7,214,150,534
Suppliers - invoices pending verification		7,368.062,970	3,723,354,059	4,021,669,338
Other shareholders	51	21 050 609,998	29,871,817.998	
Fixed assets supliers		5,310.457,635	2,798, 912,999	6,204.067,643
State and public entities	48	7,074 384,936	2,995.683.473	4,935,914,993
Other creditors		604.415.443	541,728,648	396,794.007
		56,918,072.942	54,311,114,537	40,808,908,801
Accrued costs and deferred income				
Accrued costs	49	7,424 544,441	7,978,547,752	3.586,591.356
Deferred income	49	5.515,168,052	5.431,846.414	4,314,667,695
		12.939,712.493	13,410,394,188	7,801,259,091
Total liabilities		72,011,769.139	69,697,912,370	50,969,393,899
Total shareholders' equity and liabilities		130,903,478,516	123,692.204,724	99,375,408,233

* Unaudited

The accompanying notes on the financial statements are an integral part of these financial statements.

THE CHIEF ACCOUNTANT

THE MANAGEMENT BOARD

Balance Sheet as of 31 March 2000

(Amounts expressed in Euros)

ASSETS	Gross Assets	31-03-2000 Depreciation and provisions	Net Assets	31-12-1999 * Net Assets	31-12-1998 Net Assets
FIXED ASSETS					
Intangible assets					
Start-up costs	31,613,521	27,398,011	4,215,510	4,198,960	5,066,266
Research and development costs	27,910,407	20,257,028	7,653,378	4,759,865	3,266,078
Intellectual property and other rights	1,172,885	21,609	1,151,276	1,152,898	622,920
Work-in-progress	2,003,753		2,003,753	2,170,089	446,326
	62,700,565	47,676,647	15,023,918	12,281,812	8,401,590
Tangible fixed assets					
Land and natural resources	3,779,203		3,779,203	3,651,018	3,235,824
Buildings and other constructions	74,600,878	17,216,884	57,383,994	55,319,486	44,375,649
Plant and equipment	407,295,085	147,541,770	259,753,315	258,094,068	200,336,002
Transportation equipment	7,782,121	4,144,507	3,637,614	2,735,416	2,840,956
Tools and other equipment	18,358,968	10,630,632	7,728,336	9,172,182	7,906,682
Administrative equipment	100,304,786	62,645,216	37,659,570	38,292,849	30,206,470
Other tangible fixed assets	56,796	50,475	6,321	7,309	12,847
Construction in progress	63,197,688		63,197,688	35,473,924	23,015,912
	675,375,523	242,229,483	433,146,040	402,746,273	311,930,340
CURRENT ASSETS					
Inventories					
Merchandise	50,926,419	7,468,982	43,457,437	56,497,598	49,812,260
Advances to suppliers of inventories					
	50,926,419	7,468,982	43,457,437	56,497,598	49,812,260
Accounts receivable					
Accounts receivable from customers	70,691,950		70,691,950	66,227,579	68,802,833
Doubtful accounts receivable	49,809,475	49,809,475		1,126,185	
Advances to customers					
Advances to suppliers	7,517,203		7,517,203	2,887,741	1,101,228
Advances to suppliers of fixed assets	83,537		83,537	83,629	1,990
State and public entities	1,152,894		1,152,894	1,141,305	1,659,308
Other debtors	1,337,439		1,337,439	2,366,064	1,071,591
	130,592,498	49,809,475	80,783,023	73,832,504	72,638,949
Bank deposits and cash					
Bank deposits	1,012,364		1,012,364	1,398,757	570,188
Cash	36,755		36,755	131,999	71,239
	1,049,119		1,049,119	1,530,756	641,427
Accrued income and deferred costs					
Accrued income	32,626,752		32,626,752	29,913,673	30,474,355
Deferred costs	46,857,510		46,857,510	40,171,501	20,785,515
	79,484,262		79,484,262	70,085,174	51,259,870
Total amortisation and depreciation		289,906,131			
Total provisions		57,278,457			
Total assets	1,000,128,385	347,184,587	652,943,798	618,974,116	495,882,436

* Unaudited

The financial information presented in euros is based on the fixed conversion rate of PTE 200.482 to EUR 1 (see chapter IV.5. Notes on the financial information presented in Euros).

THE CHIEF ACCOUNTANT

THE MANAGEMENT BOARD

(Amounts expressed in Euros)

SHAREHOLDERS' EQUITY AND LIABILITIES	31-03-2000	31-12-1999 *	31-12-1998
SHAREHOLDERS' EQUITY			
Share capital	107,500,000	107,500,000	107,241,548
Own shares			
Nominal value	(22,460)	(50,850)	
Premium and discount	(505,161)	(1,143,698)	
Additional paid in capital			
Reserves			
Legal reserves	10,316,121	10,316,121	5,742,661
Statutory reserves			
Contractual reserves			
Other reserves	75,372,357	75,372,357	
Retained earnings			31,824,730
Net income	101,089,752	77,328,465	96,638,235
Advanced dividends			
Total shareholders' equity	**293,750,609**	**269,322,395**	**241,447,174**
LIABILITIES			
Other provisions			
Provisions for pension plans			
Other provisions	10,744,025	9,858,260	11,269,970
	10,744,025	**9,858,260**	**11,269,970**
Medium term liabilities			
Corporate bonds			
Convertible			
Non convertible			
Short term liabilities			
Corporate bonds			
Convertible			
Non convertible			12,469,947
Bank loans	31,716,840	15,940,969	77,494,799
Accounts payable to suppliers	45,198,504	55,784,260	35,984,031
Suppliers - invoices pending verification	36,751,743	18,572,012	20,060,002
Other shareholders	105,000,000	149,000,000	
Fixed assets supliers	26,488,451	13,960,919	30,945,759
State and public entities	35,286,883	14,942,406	24,620,240
Other creditors	3,463,730	2,702,131	1,979,200
	283,906,151	**270,902,697**	**203,553,979**
Accrued costs and deferred income			
Accrued costs	37,033,472	39,796,828	17,889,842
Deferred income	27,509,542	27,093,936	21,521,472
	64,543,014	**66,890,764**	**39,411,314**
Total liabilities	**359,193,190**	**347,651,721**	**254,235,263**
Total shareholders' equity and liabilities	**652,943,798**	**616,974,116**	**495,682,436**

* Unaudited

The financial information presented in euros is based on the fixed conversion rate of PTE 200.482 to EUR 1 (see chapter IV.5, Notes on the financial information presented in Euros).

THE CHIEF ACCOUNTANT

THE MANAGEMENT BOARD

02. Statement by Nature of Costs and Income for the Fifteen Month Period Ended 31 March 2000

	Note	31-03-2000 15 months		31-12-1999 * 12 months		31-12-1998 12 months	
EXPENSES							
Cost of goods sold and consumed	41	30,528,818,647		26,151,034,201		26,479,236,921	
External supplies and services		64,218,322,046	94,747,140,692	50,783,565,604	76,934,599,805	40,462,641,319	66,941,878,240
Payroll expenses							
Remunerations		8,368,209,043		6,693,329,182		5,065,992,407	
Social security charges and others		4,868,825,455	13,237,034,498	3,170,046,716	9,863,375,898	2,535,452,401	7,601,444,808
Depreciation and amortisation	10	21,289,387,528		16,677,279,413		12,541,852,624	
Provisions	34	2,204,031,365	23,493,418,883	1,095,959.040	17,773,238,453	3,058,878,150	15,600,730,774
Taxes		3,380.511,479		2,774,157,603		1.833.304,524	
Other operating costs		4,635.976,218	8,016.487,697	3,231,787,504	6,005,945,107	1,243.986,978	3,077,291,502
	(a)..........		139,494,081,770		110.577.159,263		93,221,345,324
Losses with subsidiary							
Provisions for investments							
Interest and other similar costs	45	2.314,483,099	2,314,483,099	1,501.017,206	1,501 017,206	1.219,120,026	1,219,120,026
	(c)..........		141,808,564,868		112,078,176,469		94,440,465,350
Extraordinary charges	46	1,453,250,771	1 453 250,771	929,268,422	929,268,422	1,932,468,886	1,932,468,886
	(e)..........		143,261,815.640		113,007,444,891		96,372,934,236
Income tax	6	12,072,762,272	12,072,762,272	9,179,629,855	9.179,629.855	9,414,508,516	9,414,508,516
	(g)..........		155,334,577,912		122.187.074.746		105,787,442.752
Net income			20.266,675.651		15,502,865,384		19,374,226,627
			175,601,253,563		137,690,040,110		125,161,669,379
INCOME							
Sales	44		16,718,033,534		13.412,838,472		13,284,968,803
Services rendered	44		156,504,123,275		122,733,570,682		108,351,772,877
Internal costs capitalized							
Operating subsidies							
Other operating income			171,958,613		147,609,922		214,202,186
	(b).........		173,394,115,422		136,294,019,076		121,850,943,866
Group and subsidiary gains							
Mark. securities and treasury appl. income	45	117,519,795		96,627,434		139 961,660	
Other interest and similar income	45	643,205,045	760,724,840	479,410,186	576.037,620	566 949,802	706,911,462
	(d)..........		174,154.840.262		136,870.056,696		122,557,855,328
Extraordinary income	48		1,446,413,301		819,983,414		2,603,814,051
	(f).........		175,601,253,563		137,690,040,110		125,161,669,379
Operating income			33.900,033.652		25,718,859,813		28,629,598,542
Financial costs, net			(1,553 758,259)		(924,979,586)		(512,208,564)
Current income			32,346 275,393		24,791,880,227		28,117,389,978
Income before income tax			32.339,437.923		24,882,595.219		28,788.735,143
Net income			20.266,675,651		15,502,965,364		19,374,226,627

* Unaudited

The accompanying notes on the financial statements are an integral part of these financial statements.

THE CHIEF ACCOUNTANT

THE MANAGEMENT BOARD

		31-03-2000 15 months		31-12-1999 * 12 months		31-12-1998 12 months	
EXPENSES							
Cost of goods sold and consumed		152,277,105		130,440,809		132,077,877	
External supplies and services		320,319,640	472,596,745	253,307,357	383,748,166	201,826,804	333,904,681
Payroll expenses							
Remunerations		41,740,451		33,386,185		25,269,064	
Social security charges and others		24,285,599	66,026,050	15,812,126	49,198,312	12,646,783	37,915,847
Depreciation and amortisation		106,191,017		83,185,919		62,558,497	
Provisions		10,993,662	117,184,679	5,466,621	88,652,540	15,257,620	77,816,117
Taxes		16,861,920		13,837,440		9,144,484	
Other operating costs		23,124,152	39,986,072	16,120,088	29,957,528	6,204,981	15,349,465
	(a).........		695,793,548		551,556,548		484,986,110
Losses with subsidiary							
Provisions for investments							
Interest and other similar costs		11,544,593	11,544,593	7,487,042	7,487,042	6,080,945	6,080,945
	(c).........		707,338,139		559,043,587		471,067,055
Extraordinary charges		7,248,784	7,248,784	4,635,171	4,635,171	9,639,114	9,639,114
	(e).........		714,586,924		563,678,759		480,706,169
Income tax		60,218,684	60,218,684	45,787,801	45,787,801	46,959,370	46,959,370
	(g).........		774,805,608		609,466,559		527,665,540
Net income			101,089,752		77,328,465		96,638,235
			875,895,360		686,795,025		624,303,775
INCOME							
Sales			83,389,200		66,902,956		66,265,145
Services rendered			780,639,276		612,192,470		540,456,365
Internal costs capitalized							
Operating subsidies							
Other operating income			857,726		736,275		1,068,436
	(b).........		864,885,201		678,831,701		607,789,946
Group and subsidiary gains							
Mark. securities and treasury appl. income		585,186		481,976		698,126	
Other interest and similar income		3,208,293	3,794,480	2,391,288	2,873,264	2,827,934	3,526,060
	(d).........		868,680,681		682,704,965		611,316,005
Extraordinary income			7,214,679		4,090,060		12,987,770
	(f).........		875,895,360		686,795,025		624,303,775
Operating income			169,092,855		128,275,156		142,803,835
Financial costs, net			(7,750,114)		(4,613,779)		(2,554,888)
Current income			161,342,541		123,661,377		140,248,950
Income before income tax			161,308,436		123,116,266		143,597,605
Net income			101,089,752		77,328,465		96,638,235

* Unaudited

The financial information presented in euros is based on the fixed conversion rate of PTE 200.482 to EUR 1 (see chapter IV.5. Notes on the financial information presented in Euros).

THE CHIEF ACCOUNTANT

THE MANAGEMENT BOARD

03. Statement of Income by Functions for the Fifteen Month Period Ended 31 March 2000

(Amounts expressed in Portuguese Escudos)

	Note	31-03-2000 15 months	31-12-1999 * 12 months	31-12-1998 12 months
Sales and services rendered	44	173,222,156,809	136,146,409,154	121,636,741,680
Cost of sales and of services rendered	56	89,316,053,436	71,251,062,481	60,768,253,624
Gross profit		83,906,103,373	64,895,346,673	60,868,488,056
Other operational income		567,535,900	514,846,247	1,548,016,237
Distribution costs		25,778,189,760	20,849,451,007	17,946,638,349
Administrative costs		23,349,002,560	18,023,898,686	14,506,453,351
Other operational costs		1,453,250,771	929,268,422	1,889,331,068
Operating income	56	33,893,196,182	25,607,574,805	28,074,081,525
Net financial costs				
Profit/(loss) in subsidiary				
Profit/(loss) in other investments		(1,553,758,259)	(924,979,586)	(512,208,564)
Current income	58	32,339,437,923	24,682,595,219	27,561,872,961
Income tax before extraordinary items		12,072,762,272	9,179,629,855	9,414,508,516
Current income after Income tax		20,266,675,651	15,502,965,364	18,147,364,445
Extaordinary income	58			1,226,862,182
Extraordinary income tax				
Net income	56	20,266,675,651	15,502,965,364	19,374,226,627
Earnings per share		84	72	80

* Unaudited

The accompanying notes on the financial statements are an integral part of these financial statements.

THE CHIEF ACCOUNTANT

THE MANAGEMENT BOARD

(Amounts expressed in Euros)

	31-03-2000 15 months	31-12-1999 * 12 months	31-12-1998 12 months
Sales and services rendered	864,028,475	679,095,426	606,721,510
Cost of sales and of services rendered	445,506,596	355,398,801	303,110,771
Gross profit	418,521,879	323,696,624	303,610,738
Other operational income	2,830,867	2,568,042	7,721,472
Distribution costs	128,581,068	103,996,623	89,517,455
Administrative costs	116,464,334	89,902,828	72,357,884
Other operational costs	7 248,784	4,635,171	9,423,944
Operating income	169,058,550	127.730,045	140,032,928
Net financial costs			
Profit/(loss) in subsidiary			
Profit/(loss) in other investments	(7,750,114)	(4,613,779)	(2,554,886)
Current income	161,308,436	123,116,266	137,478,043
Income tax before extraordinary items	60,218,684	45,787,801	46,959,370
Current income after income tax	101,089,752	77,328,465	90,518,672
Extaordinary income			6,119,563
Extraordinary income tax			
Net income	101,089,752	77,328,465	96,638,235
Earnings per share	0,47	0,36	0,45

* Unaudited

The financial information presented in euros is based on the fixed conversion rate of PTE 200.482 to EUR 1 (see chapter IV.5. Notes on the financial information presented in Euros).

THE CHIEF ACCOUNTANT

THE MANAGEMENT BOARD

04. Statement of Cash Flows for the Fifteen Month Period Ended 31 March 2000

	31-03-2000 15 months	31-12-1999 * 12 months	31-12-1998 12 months
OPERATING ACTIVITIES			
Received from customers	172,056,845	136,406,520	114,477,006
Payments to suppliers	(92,934,606)	(76,233,192)	(63,807,622)
Payments to employees	(12,553,282)	(9,281,091)	(7,280,570)
Payments related to income taxes	(11,066,886)	(10,987,597)	(9,973,134)
Other payments relating to operating activities, net	(5,913,594)	(5,478,007)	(2,581,936)
Receipts relating to extraordinary items	13,625	901	96,784
Payments relating to extraordinary items	(52,068)	(45,853)	(22,900)
Cash flows from operating activities (1)	**49,546,032**	**34,381,881**	**30,907,828**
INVESTMENT ACTIVITIES			
Receipts relating to:			
Financial investments			
Tangible fixed assets	55,200	39,807	23,130
Intangible fixed assets			
Interest and other income	760,725	576,037	706,912
	815,925	615,844	730,042
Payments relating to:			
Financial investments			
Tangible and intangible fixed assets	(47,730,398)	(38,734,421)	(28,165,019)
Other investments			
	(47,730,398)	(38,734,421)	(28,165,019)
Cash flows from investing activities (2)	**(46,914,473)**	**(38,118,577)**	**(27,434,977)**
FINANCING ACTIVITIES			
Receipts relating to:			
Short term borrowings	9,372,953	15,031,383	11,255,386
Other financial activities			
	9,372,953	15,031,383	11,255,386
Payments relating to:			
Short term borrowings			(7,500,000)
Interest and other expenses	(2,249,776)	(1,441,192)	(1,406,485)
Dividends	(9,675,000)	(9,675,000)	(6,450,000)
	(11,924,776)	(11,116,192)	(15,356,485)
Cash flows from financing activities (3)	**(2,551,823)**	**3,915,191**	**(3,801,098)**
Changes in cash and cash equivalents (4) = (1) + (2) + (3)	81,736	178,295	(128,448)
Notional exchange rate effect on cash and cash equivalents			
Cash and cash equivalents at the beginning of the period	128,594	128,594	257,042
Cash and cash equivalents at the end of the period	210,330	306,889	128,594

* Unaudited

The accompanying notes on the financial statements are an integral part of these financial statements.

THE CHIEF ACCOUNTANT

THE MANAGEMENT BOARD

	31-03-2000 15 months	31-12-1999 * 12 months	31-12-1998 12 months
OPERATING ACTIVITIES			
Received from customers	858,216	680,393	571,009
Payments to suppliers	(463,566)	(380,250)	(318,271)
Payments to employees	(62,616)	(46,294)	(36,315)
Payments related to income taxes	(55,211)	(54,806)	(49,746)
Other payments relating to operating activities, net	(29,497)	(27,324)	(12,879)
Receipts relating to extraordinary items	68	4	(483)
Payments relating to extraordinary items	(260)	(229)	(114)
Cash flows from operating activities (1)	247,145	171,495	154,187
INVESTMENT ACTIVITIES			
Receipts relating to:			
Financial investments			
Tangible fixed assets	275	199	115
Intangible fixed assets			
Interest and other income	3,794	2.873	3.526
	4,070	3.072	3.641
Payments relating to:			
Financial investments			
Tangible and intangible fixed assets	(238,078)	(193,206)	(140,487)
Other investments			
	(238,078)	(193.206)	(140,487)
Cash flows used in investing activities (2)	(234.008)	(190,136)	(136,846)
FINANCING ACTIVITIES			
Receipts relating to:			
Short term borrowings	46,752	74,976	58,536
Other financial activities			
	46,752	74,976	58,636
Payments relating to:			
Short term borrowings			(37,410)
Interest and other expenses	(11,222)	(7,189)	(7.016)
Dividends	(48,259)	(48.259)	(32,172)
	(59,481)	(55.447)	(76,598)
Cash flows from financing activities (3)	(12,728)	19,529	(17,982)
Changes in cash and cash equivalents (4) = (1) + (2) + (3)	408	889	(641)
Notional exchange rate effect on cash and cash equivalents			
Cash and cash equivalents at the beginning of the period	641	641	1,282
Cash and cash equivalents at the end of the period	1,049	1,531	641

* Unaudited

The financial information presented in euros is based on the fixed conversion rate of PTE 200.482 to EUR 1 (see chapter IV.5. Notes on the financial information presented in Euros).

THE CHIEF ACCOUNTANT

THE MANAGEMENT BOARD

05. Notes on the Financial Information Presented in Euros

The financial information presented in euros in this report complies with the Accounting Directive no. 21 with regard to accounting of the effects of the introducing of the euro, approved on 29 October 1997 by the Accounting Standardisation Commission, and the Recommendations from the Securities Exchange Commission concerning Financial Information Disclosed by Issuing Entities.

For accounting purposes the base currency of **Telecel** is the escudo. The financial information presented in Euros in the text and the financial statements with regard to 1999 and the previous years is provided only for the convenience of readers and is based on the fixed conversion rate of PTE 200.482 to EUR 1. The values in euros result directly from the application, line by line, of the aforementioned rate and the rounding rules in force. There may be small differences between the sums of the parts and converted totals or between ratios calculated before or after the conversion of the respective factors.

The replacement of historical values in escudos with euros must be interpreted as information disclosed only of an indicative nature and not as representing, or able to represent, the values in euros on the dates referred to.

06. Alteration of the Financial and Reporting Year

In accordance with current legislation and after duly obtaining legal approval, Telecel altered its financial year and report to the period running from 1 April to 31 March in order to coincide with the financial year and reporting policies of its major Shareholder, Vodafone AirTouch.

Owing to this alteration, the year 1999 will exceptionally include five quarters as the year of transition, running from 1 January 1999 to 31 March 2000. As such, both the information contained in this report and the financial statements reflect Telecel's performance throughout this fifteen month period.

Therefore it is important to note that, unless otherwise stated, all references to the year 1999 made throughout this Report and Accounts cover the period from 1 January 1999 to 31 March 2000 and not the calendar year.





01. Notes on the Financial Statements for the Fifteen Month Period Ended 31 March 2000

(Amounts expressed in thousands of Portuguese Escudos)

Note 1 - Introduction

Telecel - Comunicações Pessoais, SA ("**Telecel**" or the "Company") was founded on 15 May 1991, and provides principally mobile telecommunication services under a 15 year license granted on 18 October 1991, by the Portuguese Government through the Portuguese Institute of Communications (ICP). The business activity of the Company is subject to the terms of this license.

On 18 December 1998, Telechamada - Chamada de Pessoas, SA ("Telechamada") was merged into **Telecel**, the effective merger date being retrospectively applied to 1 January 1998. All assets and liabilities of the acquired entity were transferred to **Telecel** based on the related book value as at 31 December 1997.

As a result of the merger, **Telecel** began providing paging services that were previously provided by the acquired subsidiary. Following approval from the ICP on 27 October 1998, the original 15 year license granted to Telechamada on 29 April 1992, to provide direct paging services, was transferred to **Telecel**. This new business activity of the Company is subject to the terms of this license.

In June 1999**Telecel** began providing Internet services. In 1999, ICP also granted two licenses for a period of 15 years, from 1 January 2000, to provide fixed wireless access services and indirect fixed access services. As of 1 January 2000, **Telecel** began providing indirect fixed access services.

The following notes are numbered in accordance with the Portuguese Official Plan of Accounts (POC) approved by Decree Law no. 410/89, from 21 November, and modified by Decree Law no. 238/91, from 2 July. The note numbers that are not included relate to notes that are not applicable.

Note 2 - Comparative Figures

At the end of the first half of 1999, as a result of the merger between Vodafone Group Plc and AirTouch Communications Inc., the merged entity Vodafone AirTouch (Europe) B.V., became the majority Shareholder of **Telecel** (see Note 37).

Due to the standardisation of accounting policies with the Vodafone Group and the requirement of consolidated information for Group reporting purposes, which differs from the annual reporting date normally used in Portugal, **Telecel** successfully applied to the Portuguese Tax Authorities for a change in its tax accounting period. As a result, the Company adopted a twelve month financial and tax period ending on 31 March.

Due to the application of this new financial and tax period, financial statements for the fifteen month period ending on 31 March 2000 were prepared. The comparative amounts are related to the year ended 31 December 1998. Thus, the financial statements for the fifteen month period ended 31 March 2000 are not directly comparable with the financial statements for the year ended 31 December 1998. Additionally, the unaudited balance sheet as at 31 December 1999, and the unaudited income statement for the year then ended, are also presented for information purposes only.

Furthermore, comparable proforma financial information was also prepared. Thus, Appendix 3, presents the proforma balance sheet as at 31 March 2000 and 31 March 1999 and Appendix 4 presents the income statement for the fifteen-month period ended 31 March 1999, and 31 March 2000.

Note 3 – Basis of Presentation and Significant Accounting Principles and Policies

The accompanying financial statements have been prepared on a going concern basis from the accounting records of the Company and are presented in accordance with generally accepted accounting principles in Portugal. The significant accounting principles and policies used for the preparation of the financial statements are as follows:

a) Recognition of revenues and expenses

Revenues and expenses are recorded on the accruals basis.

Revenues for telecommunications services are recognised when earned. These services are billed on a monthly basis throughout the month. Unbilled revenues from the date of the last billing cycle to the end of the month are estimated based on actual volume and are accrued. Differences between estimated and actually billed revenues, which have not been significant, are recognised in the following period.

b) Intangible assets

Intangible assets are recorded at cost and consist principally of the following capitalised costs and expenses: **(i)** operating expenses incurred during the Company's start-up period, **(ii)** expenses related to the development of the network, **(iii)** costs related to the submission of the tender for a license to operate as a mobile telecommunications operator and fixed operator, **(iv)** expenses which are directly related to the development of the Company's commercial operations, **(v)** costs incurred with the extension of the initial warranty period of the network equipment, **(vi)** expenses related to the technical support of the development and improvement of the network operations, **(vii)** lease line installation fees and **(viii)** costs related to promotional campaigns for new businesses and acquiring new Customers.

The amortisation policy is directly related to the nature of the costs incurred, as follows:

- The tender costs are amortised on a straight-line monthly basis over the period of the license (15 years).
- The remaining intangible assets are amortised on a straight-line monthly basis over 3 to 5 years, depending on their nature, and commence from the date on which the costs are incurred.

c) Fixed assets

Fixed assets are stated at cost. Recurring maintenance and repair costs are charged as an expense in the period incurred. Significant enhancements and improvements are capitalised. Fixed assets are depreciated on a straight-line monthly basis from the date on which the assets are placed in operation. The rates used are defined in Decree-law 2/90, of 12 January and approximate the useful lives of the related assets as follows:

	Useful lives (years)
Buildings and other constructions	10 to 50
Plant and equipment	6 to 10
Network software	3
Other	3 to 10

As a result of the continuous technological changes in network software, management revised with effect from 1 January 1996, the estimated useful life of network software from 6 to 3 years. Accordingly, all acquisitions subsequent to 31 December 1995, are depreciated over 3 years applying the straight-line method, and depreciation rates for network software at 31 December 1995, have been revised prospectively, the effect of which was recorded in Other provisions (see Note 34).

d) Financial leasing

Assets acquired under finance lease contracts are accounted for as fixed assets, and the obligations under the finance leases, which correspond to the present value of the lease payments, are recorded as a liability (fixed assets suppliers).

e) Inventories

Inventories are stated at the lower of cost or net realisable value. The cost is determined using the average cost method.

f) Accrued expenses and income, prepaid expenses and deferred income

Accrued expenses and income include expenses and revenues that are accrued in the current reporting period and which will be paid or received in subsequent reporting periods. Prepaid expenses and deferred income include expenses paid and revenues billed that will be recognised as expenses and income in subsequent reporting periods.

g) Customer contracts
Direct costs of acquiring Customers under a contract to remain with the Company for a specific period of time are deferred and amortised over the period of the contract.

h) Provision for doubtful debts
The provision for doubtful debts is stated at the amount considered necessary to cover potential risks in the collection of accounts receivable balances.

i) Promotional program
In 1998, the Company developed a bonus scheme for Customers based on the value of airtime usage from 30 June 1997, in which access points are awarded for various promotions. The company set up a provision for the related costs to be incurred based on the estimated volume of airtime points usage.

j) Stock option plan
Liabilities related with the Stock Option Plan for Management Board members and managerial staff (see Notes 34 and 53) are accrued as expenses on a proportional basis, taking into consideration the period of time during which the options to acquire the attributed **Telecel** shares are vested. The accrual represents the difference between the market price of the related shares, and the exercise price (if the Company is to acquire its own shares) and, alternatively, the effective acquisition price of the shares by the Company (if they have already been bought).

k) Income taxes
The Company is subject to income tax in accordance with Portuguese income tax legislation (see Note 6). Until 31 December 1997, the company did not account for deferred taxes. However, from 1 January 1998, and in accordance with the International Accounting Standard no. 12 (revised), which was adopted by the Company following implementation of the Portuguese Accounting Directive no. 18 in 1998, deferred taxes are provided for temporary differences arising from the recognition of income and expenses for financial reporting and for income tax purposes in different financial years.

l) Pension scheme
In May 1998, **Telecel** set up a defined contribution pension scheme covering all employees. The Company's pension cost for the year is the amount effectively contributed into the pension Fund (see Note 55).

m) Conversion and stock split of share capital
On 6 July 1999 the Company converted its share capital to euros and on 19 November 1999 realised a stock split (see Notes 36 and 40).

Note 4 – Assets and Liabilities Denominated in Foreign Currencies

In accordance with Accounting Directive no. 21, related to the accounting effects of the introduction of the euro, **Telecel** has converted to escudos all assets and liabilities denominated in a foreign currency at the balance sheet date, using the triangulation with the euro conversion rate. The resulting exchange gains and losses are recorded in the statement of income.

Note 6 - Income Taxes

The Company is subject to income tax in accordance with Portuguese income tax legislation.

The Company's tax situation is subject to inspection and possible adjustment by the Tax Administration for a period of 5 years for the years prior to 1998, and for a period of 4 years for 1998 and subsequent years (ten years for Social Security taxes), with the exception of tax losses, which can be reviewed for a period of 10 years. Accordingly, tax returns since 1992 can still be reviewed. The Management Board does not expect any significant adjustments to be made to tax returns arising from the Tax Administration review.

With the merger of Telechamada into **Telecel**, and in accordance with the Corporate Income Tax Law, article 62, number 5, **Telecel** obtained authorisation from the Ministry of Finance to deduct losses brought forward from Telechamada (amounting to some PTE 1,900 million) as long as that in any one year, the deduction is not greater than 4% of taxable income.

As a consequence of the change of the tax period successfully applied to the Tax Authorities, the Company prepared statutory accounts for the fifteen month period ending 31 March 2000; however, for tax purposes, it has submitted two separate returns, one for the twelve month period ending 31 December 1999, and one for the three month period ending 31 March 2000.

In accordance with the State Budget for 2000, **Telecel** applied the corporate tax rate of 37.4% for the 1999 tax year and applied the new enacted tax rate of 35.2% for the three-month period ended 31 March 2000.

The corporate income tax charge for the fifteen month period ended 31 March 2000, amounted to PTE 12,073 million, and includes the net utilisation of deferred tax asset amounting to PTE 460 million (1998: deferred tax asset increased by PTE 211 million) which arose in the current period from temporary differences. The deferred tax assets relating to temporary differences prior to 1 January 1998, amounting to PTE 1,270 million, were recorded as extraordinary income in 1998 (see Note 3 k)). The deferred tax balances recorded by the Company in deferred tax assets on 31 March 2000 and on 31 December 1998 are as follows:

	31 March 2000		31 December 1998	
	Temporary differences	Deferred tax assets	Temporary differences	Deferred tax assets
Doubtful debts provision	802,762	282,572	596,000	223,000
Other provisions	1,231,678	433,551	1,246,000	466,000
Depreciation	396,188	139,458	980,000	367,000
Accrued expenses	471,173	165,853	522,000	195,000
Tax losses from Telechamada carried forward	-	-	616,000	230,000
	2,901,801	**1,021,434**	**3,980,000**	**1,481,000**

In the period from 1 January 1999 to 31 March 2000, the effective income tax rate was 37.3%.

Note 7 – Average Number of Personnel

The average number of personnel in the period from 1 January 1999 to 31 March 2000 was 1,649 (1998: 1,126).

Nota 8 - Intangible Assets

	31-03-2000	31-12-1998
Start-up costs:		
Start-up expenses	2,276,693	2,276,693
Tender study	278,582	278,582
Capital stock issuance costs	292,295	279,445
Network development and set up studies	1,701,135	1,701,135
Other start-up costs (a)	1,789,237	1,360,737
	6,337,942	5,896,592
Accumulated amortisation	(5,492,808)	(4,880,897)
	845,134	1,015,695
Research and development costs (b)	5,595,534	3,942,189
Accumulated amortisation	(4,061,169)	(3,287,399)
	1,534,365	654,790
Intellectual property and other rights:		
Brand registrations	235,142	127,414
Accumulated amortisation	(4,332)	(2,529)
	230,810	124,885
Work in Progress	401,716	89,480
	3,012,025	**1,884,850**

(a) Other start-up costs mainly represent costs of incorporation and of commercial expansion of the Company.

(b) Research and development costs mainly include costs incurred with engineering studies related with network planning, and costs related to promotional campaigns for the development of new services and new products in accordance with the Company commercial strategy.

Note 10 – Fixed Asset Movements

Assets	Opening balance 31-12-1998	Additions	Transfers	Disposals	Closing balance 31-03-2000
Intangible assets:					
Start-up costs	5,896,592	12,850	428,500	-	6,337,942
Research and development costs	3,942,188	843,427	810.297	(378)	5,595,534
Intellectual property and other rights	127,414	211,678	(103,950)	-	235.142
Work-in-progress	89,481	1,550,231	(1,237,996)	-	401,716
	10,055,675	**2,618,186**	**(103.149)**	**(378)**	**12,570,334**
Tangible fixed assets:					
Land and natural resources	648,724	26,659	82,279	-	757,662
Buildings and other constructions	11,074,873	101,731	3,854,489	(74,960)	14,956,133
Plant and equipment	57,787,405	790,134	24,090,905	(1,013,111)	81,655,333
Transportation equipment	1,294,010	9,762	445,330	(188,927)	1,560,175
Tools and other equipment	2,818,694	696,264	354,356	(188,671)	3,680,643
Administrative equipment	14,551,344	2,371,077	3,426,692	(239,809)	20.109,304
Other tangible fixed assets	11,387	-	-	-	11,387
Construction in progress	4,614,276	40,206,625	(32,150,902)	-	12,669,999
	82,800,713	**44,202,252**	**103,149**	**(1,705,476)**	**135,400,636**
Amortisation and depreciation					
Intangible assets:					
Start-up costs	4,880,897	611,911	-	-	5,492,808
Research and development costs	3,287,399	773,902	-	(131)	4,061,170
Intellectual property and other rights	2,529	1,803	-	-	4,332
	8,170,825	**1,387,616**	**-**	**(131)**	**9,558,310**
Tangible fixed assets:					
Buildings and other constructions	2,178,354	1,303,836	-	(30,514)	3,451,676
Plant and equipment	17,623,642	12,549,508	-	(593,681)	29,579,469
Transportation equipment	724,449	476,187	(197,642)	(172,095)	830.899
Tools and other equipment	1.233,547	843,655	197,642	(143,594)	2,131,250
Administrative equipment	8,495,491	4,146,061	-	(82,314)	12,559,238
Other tangible fixed assets	8,811	1,308	-	-	10,119
	30,264,294	**19,320,555**	**-**	**(1,022,198)**	**48,562,651**
	38,435,119	**20,708,171**	**-**	**(1,022,329)**	**58,120,961**

Note 14 – Aditional Information related to Tangible Fixed Assets

	31-03-2000	31-12-1998
Fixed assets related to Company operations		
Network equipment	77,561,941	55,405,792

Note 21 – Explanation for Extraordinary Provisions Related to Current Assets

From 1 January 1999 to 31 March 2000, the Company increased the provision for inventory depreciation by PTE 510,166 thousand (1998: PTE 390,017 thousand) to cover the commercial and technological obsolescence of mobile and pager equipment (see Note 34). During the same period, the Company destroyed obsolete inventories amounting to PTE 418,240 thousand (1998: PTE 272,382 thousand).

Note 22 – Inventory Held by Third Parties

As at 31 March 2000 the inventory held by third parties amounted to PTE 90,944 thousand (1998: PTE 393,846 thousand).

Note 23 – Doubtful Accounts Receivable

The allowance for doubtful accounts receivable is based on the estimated risk related to collection of these accounts at the end of each period (see Note 34).

Note 25 – Receivables and Payables from Employees

	31-03-2000	31-12-1998
Receivables	38,140	-
Payables	4,150	8,019

Note 34 – Movement in Provisions

	Opening balance 31-12-1998	Increase	Decrease	Transfer	Closing balance 31-03-2000
Provision for doubtful accounts receivable (Note 23)	8,652,838	1,333,065	-	-	9,985,903
Other provisions	2,259,426	945,394	(1,635,429)	584,593	2,153,984
Provision for inventories depreciation (Note 21)	987,230	510,166	-	-	1,497,396
	11,899,494	**2,788,625**	**(1,635,429)**	**584,593**	**13,637,283**

Other provisions include **(i)** a provision of PTE 82,843 thousand (1998: PTE 1,133,000 thousand) to cover the responsibilities related to a stock option plan for the Board of Management members and for the managerial staff of the Company (see Notes 3 j) and 53), **(ii)** a provision of PTE 735,934 thousand (1998: PTE 327,000 thousand) to cover costs to be incurred with the sales promotional program (see Note 3 i)), **(iii)** a provision of PTE 145,482 thousand (1998: PTE 393,000 thousand) for the acquisition costs of paging Customers (see Note 3 f), and **(iv)** a provision of PTE 432,580 thousand (1998: PTE 316,000 thousand) to cover costs of contingent liabilities in connection with the activation of Customers, as referred in Note 50.

The reduction in other provisions includes **(i)** PTE 1,051,000 thousand related to the utilisation of the provision to cover responsibilities related to the stock option plan as a result of the exercise by the beneficiaries of 526,580 shares (see Note 53) and **(ii)** the PTE 584,593 thousand (1998: PTE 347,194 thousand) decrease of the network software depreciation included in the provisions caption of the income statement (see Note 3 c)), which was reclassified in the balance sheet from Other provisions to Amortisation of tangible fixed assets – Plant and equipment.

Note 36 – Share Capital

At 31 December 1998, the **Telecel** share capital was represented by 21,500,000 common shares with a nominal value of PTE 1,000 each. The Company, at 6 July 1999, changed the nominal value of these shares to 5 euros each, which resulted an increase in share capital of PTE 51,815 thousand by utilisation of the legal reserve.

At 19 November 1999, **Telecel** carried out a share split. For each share held, 10 new shares were issued; consequently, the nominal value of each share changed from 5 euros to 0.50 euros. Thus, the share capital as at 31 March 2000, is represented by 215,000,000 shares with a nominal value of 0.50 euro each.

Note 37 - Entities Holding More Than 20% of the Company's Capital Stock

As at 31 March 2000 and as at 31 December 1998, the Company's shareholders were as follows:

Holding entities	31-03-2000 Amount	31-03-2000 %	31-12-1998 Amount	31-12-1998 %
Vodafone AirTouch (Europe) B.V.	10,967,719	50.89	-	-
AirTouch (Europe) B.V.	-	-	10,941,107	50.89
Others	10,584,096	49.11	10,558,893	49.11
	21,551,815	100.00	21,500,000	100.00

As at 31 March 2000 Vodafone AirTouch (Europe) B.V. was known as the only qualified shareholder of the Company, with a participation of 50.89% in the capital stock. This participation was transferred from AirTouch (Europe) B.V., as result of the merger between Vodafone Group Plc and AirTouch Communications Inc. on 30 June 1999.

In accordance with Company's Articles of Association, as modified by the shareholders at their meeting of 14 November 1996, the Management Board is allowed to increase the share capital up to a maximum amount of PTE 50,000 million in one or more phases, subject to the approval of the General Council.

Note 40 – Changes in Shareholders' Equity

	Opening balance 31-12-1998	Increase	Decrease	Closing balance 31-03-2000
Share capital (see Note 36)	21,500.000	51,815	-	21,551.815
Own shares:				
Nominal value	-	9,897	(14,400)	(4,503)
Premium and discounts	-	223,418	(324,694)	(101.276)
Legal reserve	1,151,300	968,711	(51,815)	2,068,196
Other reserves	-	15,110,801	-	15,110,801
Retained earnings	6,380,285	-	(6,380,285)	-
Net income:				
31/12/1998 - 12 month period	19,374,227	-	(19,374,227)	-
31/03/2000 - 15 month period	-	20,266,676	-	20,266,676
	48,405,812	**38,631,318**	**(26,145,421)**	**58,891,709**

By decision of the shareholders at their meeting of 31 March 1999, the distribution of the 1998 earnings was made as follows: (i) increase of the legal reserve amounting PTE 968,711 thousand, (ii) increase of other reserves amounting to PTE 8,730,516 thousand and (iii) distribution of dividends of PTE 450 per share, corresponding to a global amount of PTE 9,675,000 thousand. Additionally, it was decided to increase the reserves by the utilisation of the retained earnings balance in the amount of PTE 6,380,285 thousand. The dividend payment occurred on 30 April 1999.

In accordance with applicable corporate legislation, legal reserves must be increased by at least 5% of annual net income until that reserve represents 20% of the share capital. This reserve cannot be distributed to the shareholders, but can be used to increase share capital and to absorb future losses.

As at 31 March 2000, **Telecel** owned 44,920 of its own shares, with an acquisition cost of PTE 105,779 thousand.

Note 41 – Cost of Goods Sold

The cost of goods sold was calculated as follows:

	31-03-2000 15 months	31-12-1998 12 months
Opening inventory	10,973,692	8,233,529
Purchases	39,929,288	31,920,874
Transfers to fixed assets	(107,404)	(636,799)
Inventory adjustments	(10,056,927)	(2,064,675)
Closing inventory	(10,209,830)	(10,973,692)
	30,528,819	**28,479,237**

Inventory adjustments include offers, internal consumption and the deferred Customers acquisition costs, as follows:

Inventory adjustments	31-03-2000 15 months	31-12-1998 12 months
Offers	509,247	214,298
Internal consumption	834,050	520,201
Deferred customers acquisition costs (see Notes 3 g) and 49)	8,713,630	1,330,176
	10,056,927	**2,064,875**

Note 43 – Remuneration of The Management Board

The remunerations of the Company Management Board was as follows:

	31-03-2000 15 months	31-12-1998 12 months
Management Board (see Notes 53 and 55)	350,726	230,674

Note 44 – Sales and Services rendered by Activities

The net sales and services rendered, was as follows:

	31-03-2000 15 months	31-12-1998 12 months
Sales of equipment	16,718.034	13.284,969
Services rendered and others	156,504.123	108,351,773
	173,222,157	121,636,742

Note 45 – Interest and Other Similar Financial Expenses and Income

	31-03-2000 15 months	31-12-1998 12 months
Expenses:		
Interest payable	821,526	532,186
Exchange losses	584,717	110,974
Discounts granted for prompt payment	86,276	43,460
Other financial costs	821,964	532,500
	2,314,483	1,219,120
Income:		
Interest receivable	117,520	139,962
Exchange gains	291,455	131,344
Discounts received for prompt payment	351,747	435,310
Other financial Income	3	295
	760,725	706,911

Note 46 – Extraordinary Results

	31-03-2000 15 months	31-12-1998 12 months
Expenses:		
Donations	30,336	19,338
Losses on inventories	541,912	407,385
Losses on fixed assets	503,279	33,062
Fines and penalties	3,772	2,926
Increase in provisions	275,065	1,212,984
Prior year adjustments	16,901	213,000
Other extraordinary losses	81,986	43,774
	1,453,251	**1,932,469**
Income:		
Gains on fixed assets	32,219	12,300
Reduction on provisions (see Note 34)	1,329,078	1,217,196
Prior year adjustments	12,737	93,701
Income tax adjustment	72,379	7,533
Deferred tax (see Note 6)	-	1,270,000
Other extraordinary income	-	3,084
	1,446,413	**2,603,814**

These financial statement captions include the following:

	31-03-2000		31-12-1998	
	Receivable	Payable	Receivable	Payable
Value added tax (IVA)	231,135	1,891,291	332,661	437,570
Social security	-	160,840	-	123,138
Withholding tax	-	189,392	-	101,208
Income tax (IRC)	-	4,799,789	-	4,246,402
Other taxes	-	33,073	-	27,597
	231,135	**7,074,385**	**332,661**	**4,935,915**

The value added tax (IVA) payable relates to tax payable to the Portuguese State, whereas the IVA receivable relates to tax payments made to foreign entities and recoverable by Telecel directly from the foreign tax authorities.

Note 49 – Accrued Income / Deferred Costs and Accrued Expenses / Deferred Income

	31-03-2000	31-12-1998
Accrued income:		
Trade receivables to be invoiced	6,491,047	5,748,334
Receivables from suppliers	22,787	361,226
Other accrued income	27,242	-
	6,541,076	6,109,560
Deferred costs:		
Rent	546,193	216,759
Spectrum fees	675,659	-
Insurance	6,219	49,100
Interest and related costs on commercial paper and debentures	-	49,343
Deferred income tax (see Note 6)	1,021,434	1 481,358
Deferred customers acquisition costs (see Note 41)	6,479,764	2,138,140
Other prepaid expenses	664,818	232,422
	9,394,087	4,167,122
Accrued expenses:		
Salaries payable	1,893,410	1,209,657
Financial charges	62,536	47,170
Interconnection costs	3,009,952	1,023,080
Commissions payable	506,668	443,019
Lease lines	711,975	348,175
Other	1,240.003	515,490
	7,424,544	3,586,591
Deferred income:		
Prepaid wireless services and access fees	5,515,168	4,314,668

Note 50 - Contingencies

Activation of Customers

The procedures adopted by the Company in connection with the activation of a significant portion of its Customers can give rise to liabilities which, depending on legal interpretation, can be estimated to be between PTE 2,850 million and PTE 3,700 million as at 31 March 2000 (1998: PTE 2,100 million and PTE 2,700 million).

Management believes that, based on legal advice received, no provision should be made in the financial statements for these contingencies.

Note 51 - Transactions With Shareholders and Affiliates

Significant transactions with Telecel's major shareholder's affiliates are as follows:

Company	Value from 01-01-1999 to 31-03-2000		Value from 01-01-1998 to 31-12-1998		Balance at 31-03-2000	Balance at 31-12-1998
	Income	Cost	Income	Cost	Receivable	Payable
Vodafone Airtouch Plc. and affiliates	1,542,760	2,035,484	49,011	266,608	34,980	54,862

Additionally, at 31 March 2000, the Company has a loan granted by Vodafone International Holdings Ltd amounting to 105 million euros, which is recorded as a liability in the "Other shareholders payables" caption in the amount of PTE 21,050,610 thousand. This loan corresponds to several amounts due within six months, and bears interests at the end of each period at a annual rate equivalent to the LIBOR plus 0.325 %. The interest related to this loan for the fifteen-month period ended 31 March 2000, is PTE 591,000 thousand.

Note 52 – Bank Loans and Overdrafts

As at 31 March 2000, the bank short term loans are only related to overdrafts, and bear interest at market rates.

The Commercial Paper loans payables on 31 December 1998, were fully paid during the period.

Note 53 - Stock Option Plan

In January 1997, the Company established a stock option plan for the Management Board members. Under this Plan, the Company granted an option entitlement of 250,000 shares vesting each year at 31 December 1997, 1998 and 1999. The exercise price is PTE 795 per share. The right to exercise the options terminates in the year 2004. (The number of shares and price of each share referred under this note takes into account the share split carried out on 19 November 1999 - -see Note 36).

Under the above referred stock option plan, on 15 December 1998, the Company approved a second stock option plan for Management Board members granting an additional 96,000 options at an exercise price of PTE 3,502 per share, represented by an option entitlement of 32,000 vesting each year at 31 December 1999, 2000 and 2001. The right to exercise the options terminates in the year 2005.

Additionally on 13 September 1999, the Company approved a third stock option plan for some Management Board members, granting 252,000 options at an exercise price of PTE 2,279, represented by an option entitlement of 84,000 vesting each year at 31 December 2000, 2001 and 2002. The right to exercise the options terminates in the year 2006.

During the fifteen month period ending 31 March 2000, the Management Board members exercised 526,582 options, which resulted in a cost of PTE 265 million, net of portion of the provision that was brought forward (see Note 34).

In the first half of 1999, **Telecel** approved a stock option plan for the managerial staff of the Company. Under this plan, the Company granted a total of 311,000 options with the exercise price of PTE 2,465 with the option entitlement for one third of the total, vesting each period at 7 June 1999, 2000 and 2001. The right to exercise the options terminates in the year 2006 (7 years after grant date).

During the fifteen month period ended 31 March 2000, Telecel increased by PTE 161,000 thousand the provision for vested benefits.

Note 54 - Corporate Bonds

On 18 August 1999, the Company paid the 1994 Debentures series A debt amounting PTE 2,500,000 thousand on the scheduled maturity date.



Note 55 - Complementary Pension Scheme

During its December 1997 meeting, the Company's General Council approved a complementary pension scheme (defined contribution) covering all employees with more than one year of service, including Board members.

At 1 May 1998, **Telecel** set up the aforementioned scheme, which was funded by both the Company and its employees contributions. The Pension fund is managed by an independent fund management company.

In accordance with the terms of the Plan, the Company is committed to make contributions equivalent to between 1% and 5.75% of the annual salary of each employee, depending on both the percentage of the employee's own contribution and age.

In the fifteen month period ended 31 March 2000, the contribution made by the Company amounted to PTE 146 million (1998: PTE 65 million) and it was accounted for as a payroll cost.

Employee contributions are vested benefits upon payment. If an employee decides to leave the Company, contributions made by the Company also become vested benefits; however, the percentage of the Company's contribution that becomes vested benefits depends on the employee's time of service, as follows:

[illegible]	>1<3 years	>3<5 years	>5<8 years	>8<10 years	>10 years
[illegible]	10	25	50	80	100

Note 56 – Statement of Income By Functions

a) Reconciliation of the extraordinary income in the statement of income by nature with the statement of income by functions

The statement of income by functions was prepared in accordance with the Accounting Directive no. 20. The concept of extraordinary income in this statement is different from that of Official Portuguese Chart of Accounts (POC) to that of the statement of income by nature. Consequently, as at 31 March 2000, extraordinary income recorded in the statement of income by nature (see Note 46) has been reclassified to other operational income and to other operational costs, amounting PTE 1,446,413 thousand and PTE 1,453,251 thousand (1998: PTE 1,333,814 thousand and PTE 1,889,331 thousand), respectively.

The reclassification effect is as follows:



[illegible]	Statement of Income as at 31-03-2000 (15 months)			[illegible]
	By nature	Reclassifications	By function	
[illegible]	33,900,034	(6,838)	33,893,196	[illegible]
[illegible]	(1,553,758)	-	(1,553,758)	[illegible]
[illegible]	32,346,275	(6,838)	32,339,437	[illegible]
[illegible]	(6,838)	6,838	-	[illegible]
[illegible]	20,266,676	-	20,266,676	[illegible]

b) Costs of goods sold and services rendered

[illegible]	31-03-2000 (15 months)			[illegible]
	Costs of good sold	Cost of services rendered	Total	
[illegible]	10,973,692	-	10,973,692	[illegible]
[illegible]	39,929,288	58,787,235	98,716,523	[illegible]
[illegible]	(10,056,927)	-	(10,056,927)	[illegible]
[illegible]	(107,404)	-	(107,404)	[illegible]
[illegible]	(10,209,831)	-	(10,209,831)	[illegible]
[illegible]	30,528,818	58,787,235	89,316,053	[illegible]

THE CHIEF ACCOUNTANT

THE MANAGEMENT BOARD

02. Notes on the Statement of Cash Flows for the Fifteen Month Period Ended 31 March 2000

(Amounts expressed in thousands of Portuguese Escudos)

[illegible]	31-03-2000 15 months	[illegible] [illegible]
[illegible]	7,369	14,282
[illegible]	202,961	[illegible]
[illegible]	210,330	[illegible]

THE CHIEF ACCOUNTANT

THE MANAGEMENT BOARD

03. Proforma Balance Sheet

(Amounts expressed in Portuguese Escudos)

ASSETS	31-03-2000 Gross assets	31-03-2000 Depreciation and provisions	31-03-2000 Net assets	31-03-1999 * Net assets
FIXED ASSETS				
Intangible assets				
Start-up costs	6,337,941,846	5,492,807,970	845,133,876	877,995,990
Research and development costs	5,595,534,134	4,061,169,515	1,534,364,619	589,825,187
Intellectual property and other rights	235,142,237	4,332,131	230,810,106	124,716,707
Work-in-progress	401,716,465	-	401,716,465	203,565,823
	12,570,334,682	**9,558,309,616**	**3,012,025,066**	**1,795,503,707**
Tangible fixed assets				
Land and natural resources	757,662,121	-	757,662,121	648,724,411
Buildings and other constructions	14,956,133,173	3,451,675,387	11,504,457,786	8,945,117,344
Plant and machinery	81,655,333,131	29,579,469,039	52,075,864,092	38,537,332,511
Transportation equipment	1,560,175,099	830,898,983	729,276,116	529,110,042
Tools and other equipment	3,680,642,659	2,131,250,390	1,549,392,269	1,607,678,188
Administrative equipment	20,109,304,024	12,559,238,174	7,550,065,850	6,148,936,764
Other tangible fixed assets	11,386,500	10,119,279	1,267,221	2,244,992
Construction in progress	12,669,998,908	-	12,669,998,908	10,554,740,629
	135,400,635,615	**48,562,651,252**	**86,837,984,363**	**66,973,884,881**
CURRENT ASSETS				
Inventories				
Merchandise	10,209,830,403	1,497,396,475	8,712,433,928	8,828,565,952
Advances to suppliers of inventories	-	-	-	-
	10,209,830,403	**1,497,396,475**	**8,712,433,928**	**8,828,565,952**
Accounts receivable				
Accounts receivable from customers	14,172,463,452	-	14,172,463,452	11,636,678,256
Doubtful accounts receivable	9,985,903,078	9,985,903,078	-	-
Advances from customers	-	-	-	-
Advances to suppliers	1,507,063,892	-	1,507,063,892	582,590,758
Advances to suppliers of fixed assets	16,747,711	-	16,747,711	29,878,387
State and public entities	231,134,541	-	231,134,541	332,101,736
Other debtors	268,132,429	-	268,132,429	211,938,050
	26,181,445,103	**9,985,903,078**	**16,185,542,025**	**12,793,187,187**
Bank deposits and cash				
Bank deposits	202,960,716	-	202,960,716	248,011,353
Cash	7,368,667	-	7,368,667	19,291,375
	210,329,383	**-**	**210,329,383**	**283,302,728**
Accrued income and deferred costs				
Accrued income	6,541,076,406	-	6,541,076,406	6,487,524,850
Deferred costs	9,394,087,345	-	9,394,087,345	4,897,797,340
	15,935,163,751	**-**	**15,935,163,751**	**11,385,322,190**
Total amortisation and depreciation		**58,120,960,868**		
Total provisions		**11,483,299,553**		
Total assets	**200,507,738,937**	**69,604,260,421**	**130,903,478,516**	**102,038,788,845**

* Unaudited

THE CHIEF ACCOUNTANT

THE MANAGEMENT BOARD

(Amounts expressed in Portuguese Escudos)

SHAREHOLDERS' EQUITY AND LIABILITIES	31-03-2000	31-03-1999 *
SHAREHOLDERS' EQUITY		
Share capital	21,551,815,000	21,500,000,000
Own shares		
Nominal value	(4,502,826)	-
Premium and discount	(101,275,782)	-
Additional paid in capital	-	-
Reserves		
Legal reserves	2,068,196,556	1,151,300,225
Statutory reserves	-	-
Contractual reserves	-	-
Other reserves	15,110,800,778	6,380,285,482
Retained earnings	-	-
Net income	20,266,675,651	23,936,182,507
Advanced dividends	-	-
Total shareholders' equity	**58,891,709,377**	**52,967,768,214**
LIABILITIES		
Other provisions		
Provisions for pension plans	-	-
Other provisions	2,153,983,704	1,629,432,586
	2,153,983,704	1,629,432,586
Short term liabilities		
Corporate bonds		
Convertible	-	-
Non convertible	-	-
Short term liabilities		
Corporate bonds		
Convertible	-	-
Non convertible	-	2,500,000,000
Bank loans	6,358,655,457	8,366,385,470
Accounts payable to suppliers	9,061,486,503	5,996,996,038
Suppliers - invoices pending verification	7,368,062,970	5,580,483,570
Other shareholders	21,050,609,998	-
Fixed assets supliers	5,310,457,635	3,343,679,104
State and public entities	7,074,384,936	8,491,993,077
Other creditors	694,415,443	417,328,752
	56,918,072,942	34,696,866,011
Accued costs and deferred income		
Accrued costs	7,424,544,441	8,053,234,437
Deferred income	5,515,168,052	4,692,465,397
	12,939,712,493	12,745,699,834
Total liabilities	72,011,769,139	49,071,998,431
Total shareholders' equity and liabilities	130,903,478,516	102,039,766,645

* Unaudited

THE CHIEF ACCOUNTANT

THE MANAGEMENT BOARD

04. Proforma Statement by Nature of Costs and Income

(Amounts expressed in Portuguese Escudos)

		31.03.2000 15 months		31.03.1999 * 15 months	
EXPENSES					
Cost of goods sold and consumed		30,528,818,647		32,471,784,247	
External supplies and services		64,218,322,045	94,747,140.692	51,850,114,084	84,321,898,331
Payroll expenses					
Remunerations		8,368,209,043		6,651,533,372	
Social security charges and others		4,868,825,455	13,237,034,498	3,571,034,968	10,222,568,340
Depreciation and amortisation		21,289,387,528		16,171,167,036	
Provisions		2,204,031.355	23,493,418,883	3,381,106,726	19,562,273,762
Taxes		3,380,511,479		2,429,551,241	
Other operating costs		4,635,976.218	8,016,487,697	1,703,914,290	4,133,465,531
	(a).........		138,494,081,770		118,230,205,864
Losses with subsidiary		-			
Provisions for investments		-			
Interest and other similar costs		2,314,483,099	2,314,483,099	1,512,706,178	1,512,706,178
	(c).........		141,808,564,869		119,742,912,142
Extraordinary charges		1,453,250,771	1,453,250,771	2,285,508,175	2,285,508,176
	(e).........		143,261,815,640		122,028,420,317
Income tax		12,072,762,272	12,072,762,272	11,873,953,617	11,873,953,617
	(g).........		155,334,577,912		133,902,373,934
Net Income			20,266,875,851		23,938,182,507
			175,601.253,583		157,838,556,441
INCOME					
Sales			16,718,033.534		16,130.616,271
Services rendered			156.504,123.275		137,239,775,384
Internal costs capitalized			-		
Operating subsidies			-		
Other operating income			171,958.613		288,597,228
	(b).........		173,394,115,422		153,658,888,883
Group and subsidiary gains		-		-	
Mark. securities and treasury appl. income		117,519,795		165,963.925	
Other interest and similar income		643.205,045	760,724,840	648,913,024	814,876,949
	(d).........		174,154,840,262		154,473,765,832
Extraordinary income			1,446,413,301		3,364,790,609
	(f).........		175,601,253,563		157,838,556,441
Operating income			33,900,033,852		35,428,682,819
Financial costs, net			(1,553,758,259)		(697,829,229)
Current income			32,348,275,383		34,730,853,890
Income before income tax			32,339,437,923		35,810,138,124
Net income			20,266,675,851		23,936,182,507

* Unaudited

THE CHIEF ACCOUNTANT

THE MANAGEMENT BOARD

For further information please contact:
Corporate Communications and Investor Relations
(telephone +351 91 378 5509, fax +351 91 378 5480, e-mail press@telecel.pt)

www.telecel.pt

Property of
Telecel
Comunicações Pessoais, SA

Photos
Tonystone
(Getty Image Portugal, Lda)

Image Bank

Design
Edson, FCB

Number of Issues
1000

Pre-Press and Printing
Marca - Artes Graficas
Oporto
June 2000
Legal Deposit. 153.197/00


TELECEL

Centro Empresarial Torres de Lisboa
Rua Tomás da Fonseca, Torre A, 1649-032 Lisboa
www.telecel.pt